UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Extraordinary General Meeting (EGM) th December 11 , 2018 Extraordinary General Meeting (EGM) th December 11 , 2018

INDEX Invitation 2 Call Notice 3 Information to Vote by Distance Voting Form 5 Items to be discussed in the Extraordinary General Meeting (EGM): I. Amendment proposal of Petrobras’s ByLaws: 8 Annex I – Proposals of Petrobras’s ByLaws changes 10 Annex II – Proposals changes 40 Annex III – Petrobras’s Bylaws after changes 45 II. Proposal of Incorporation of PDET Offshore (“PDET”) by Petrobras 75 Annex I – Protocol and Justification of the Incorporation of PDET 77 Annex II – Appraisal Report 88 Annex III – Contract signed with Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda 102 Annex IV – Opinion of the Fiscal Council 135 Annex V – Forms related to Incorporation (in accordance with Exhibit 20A and 21 of CVM Instruction 481) 142 Annex VI – Board of Directors Meeting Certificate about incorporation of PDET 160 Annex VII – Excerpt from Financial Commitee Meeting about incorporation of PDET 161 Annex VIII – Balance Sheet on 07/31/2018 - PDET Offshore SA 163 1 INDEX Invitation 2 Call Notice 3 Information to Vote by Distance Voting Form 5 Items to be discussed in the Extraordinary General Meeting (EGM): I. Amendment proposal of Petrobras’s ByLaws: 8 Annex I – Proposals of Petrobras’s ByLaws changes 10 Annex II – Proposals changes 40 Annex III – Petrobras’s Bylaws after changes 45 II. Proposal of Incorporation of PDET Offshore (“PDET”) by Petrobras 75 Annex I – Protocol and Justification of the Incorporation of PDET 77 Annex II – Appraisal Report 88 Annex III – Contract signed with Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda 102 Annex IV – Opinion of the Fiscal Council 135 Annex V – Forms related to Incorporation (in accordance with Exhibit 20A and 21 of CVM Instruction 481) 142 Annex VI – Board of Directors Meeting Certificate about incorporation of PDET 160 Annex VII – Excerpt from Financial Commitee Meeting about incorporation of PDET 161 Annex VIII – Balance Sheet on 07/31/2018 - PDET Offshore SA 163 1

INVITATION Date: December 11, 2018 Time: 3pm Place: Auditorium of the Company's Headquarters, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ). Agenda items: Extraordinary General Meeting I. Proposal to amend the Articles of Incorporation of Petrobras to amend Articles 23, 28 and 30 and consequent consolidation of the Articles of Incorporation, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company; II. Proposal for merger of PDET Offshore S.A. ( PDET ) by Petrobras to: (1) To ratify the contracting of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. by Petrobras for the preparation of the Appraisal Report, at book value, of PDET's shareholders' equity, pursuant to paragraph 1 of article 227 of Law 6404, of December 15, 1976; (2) To approve the Appraisal Report prepared by Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. for the appraisal, at book value, of PDET's shareholders' equity; (3) To approve, in all its terms and conditions, the Protocol and Justification of the Merger, executed between PDET and Petrobras on October 24, 2018; (4) To approve the merger of PDET by Petrobras, with its consequent extinction, without increasing the capital stock of Petrobras, and; (5) To authorize Petrobras' Board of Executive Officers to perform all acts required to effect the merger and regularization of the situation of the Acquired Company and the Surviving Company before the competent bodies, as necessary. 2 INVITATION Date: December 11, 2018 Time: 3pm Place: Auditorium of the Company's Headquarters, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ). Agenda items: Extraordinary General Meeting I. Proposal to amend the Articles of Incorporation of Petrobras to amend Articles 23, 28 and 30 and consequent consolidation of the Articles of Incorporation, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company; II. Proposal for merger of PDET Offshore S.A. ( PDET ) by Petrobras to: (1) To ratify the contracting of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. by Petrobras for the preparation of the Appraisal Report, at book value, of PDET's shareholders' equity, pursuant to paragraph 1 of article 227 of Law 6404, of December 15, 1976; (2) To approve the Appraisal Report prepared by Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. for the appraisal, at book value, of PDET's shareholders' equity; (3) To approve, in all its terms and conditions, the Protocol and Justification of the Merger, executed between PDET and Petrobras on October 24, 2018; (4) To approve the merger of PDET by Petrobras, with its consequent extinction, without increasing the capital stock of Petrobras, and; (5) To authorize Petrobras' Board of Executive Officers to perform all acts required to effect the merger and regularization of the situation of the Acquired Company and the Surviving Company before the competent bodies, as necessary. 2

EXTRAORDINARY GENERAL MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro S.A. - Petrobras calls the Company's shareholders to meet at the Extraordinary General Meeting on December 11, 2018, at 3:00 p.m., in the auditorium of the Headquarters Building, at Avenida República do Chile 65, 1st floor, in the city of Rio de January (RJ), in order to deliberate on the following matters: I. Proposal to amend Petrobras' Articles of Incorporation to amend articles 23, 28 and 30, and consequent consolidation of the Articles of Incorporation, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company; II. Proposal for merger of PDET Offshore S.A. ( PDET ) by Petrobras to: (1) To ratify the contracting of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. by Petrobras for the preparation of the Appraisal Report, at book value, of PDET's shareholders' equity, pursuant to paragraph 1 of article 227 of Law 6404, of December 15, 1976; (2) To approve the Appraisal Report prepared by Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. for the appraisal, at book value, of PDET's shareholders' equity; (3) To approve, in all its terms and conditions, the Protocol and Justification of the Merger, executed between PDET and Petrobras on October 24, 2018; (4) To approve the incorporation of PDET by Petrobras, with its consequent extinction, without increasing the capital stock of Petrobras, and; (5) To authorize Petrobras' Board of Executive Officers to perform all acts required to complete the incorporation and regularization of the situation of the Acquired Company and the Surviving Company before the competent bodies, as necessary. The person present at the Meeting must prove his or her shareholder status, pursuant to article 126 of Law 6404, dated December 15, 1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: 3 EXTRAORDINARY GENERAL MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro S.A. - Petrobras calls the Company's shareholders to meet at the Extraordinary General Meeting on December 11, 2018, at 3:00 p.m., in the auditorium of the Headquarters Building, at Avenida República do Chile 65, 1st floor, in the city of Rio de January (RJ), in order to deliberate on the following matters: I. Proposal to amend Petrobras' Articles of Incorporation to amend articles 23, 28 and 30, and consequent consolidation of the Articles of Incorporation, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company; II. Proposal for merger of PDET Offshore S.A. ( PDET ) by Petrobras to: (1) To ratify the contracting of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. by Petrobras for the preparation of the Appraisal Report, at book value, of PDET's shareholders' equity, pursuant to paragraph 1 of article 227 of Law 6404, of December 15, 1976; (2) To approve the Appraisal Report prepared by Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. for the appraisal, at book value, of PDET's shareholders' equity; (3) To approve, in all its terms and conditions, the Protocol and Justification of the Merger, executed between PDET and Petrobras on October 24, 2018; (4) To approve the incorporation of PDET by Petrobras, with its consequent extinction, without increasing the capital stock of Petrobras, and; (5) To authorize Petrobras' Board of Executive Officers to perform all acts required to complete the incorporation and regularization of the situation of the Acquired Company and the Surviving Company before the competent bodies, as necessary. The person present at the Meeting must prove his or her shareholder status, pursuant to article 126 of Law 6404, dated December 15, 1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: 3

i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. The exercise of the right to vote in the case of the loan of shares shall be borne by the borrower of the loan, unless the agreement signed between the parties disposes in a different way. In addition, shareholders may elect to vote the matter contained in this Notice using the Distance Voting Bulletin, in accordance with CVM Instruction 481, of December 17, 2009. The Company informs that the instructions for distance voting are contained in the Assembly Manual. It is available to shareholders in room 1002 (Attendance to Shareholders) of the Company's Headquarters and at the Company's electronic addresses (http://www.investidorpetrobras.com.br/) and the Brazilian Securities and Exchange Commission (CVM (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009. Rio de Janeiro, November 09, 2018 Luiz Nelson Guedes de Carvalho Chairman of the Board of Directors 4 i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. The exercise of the right to vote in the case of the loan of shares shall be borne by the borrower of the loan, unless the agreement signed between the parties disposes in a different way. In addition, shareholders may elect to vote the matter contained in this Notice using the Distance Voting Bulletin, in accordance with CVM Instruction 481, of December 17, 2009. The Company informs that the instructions for distance voting are contained in the Assembly Manual. It is available to shareholders in room 1002 (Attendance to Shareholders) of the Company's Headquarters and at the Company's electronic addresses (http://www.investidorpetrobras.com.br/) and the Brazilian Securities and Exchange Commission (CVM (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009. Rio de Janeiro, November 09, 2018 Luiz Nelson Guedes de Carvalho Chairman of the Board of Directors 4

HOW TO VOTE AT A DISTANCE VOTING BALLOT The ballot paper must be filled in if the shareholder elects to exercise his right to vote at a distance, pursuant to CVM Instruction 481/09. In this case, it is imperative that the bulletin, which is available at www.investidorpetrobras.com.br, be filled in with the full name (or corporate name) of the shareholder and the registration number in the Ministry of Finance, or be a legal entity (CNPJ) or individual (CPF), in addition to an email address for possible contact. In addition, in order for the ballot paper to be considered valid and its votes cast in the quorum of the General Assembly, the following instructions must be observed: (i) the fields of the ballot paper must be duly completed, according to the shareholder’s class of shares. For better identification of each item, the voting fields will be presented as follows: a) [ON only]: Only holders of ON shares (PETR3) shall vote; b) [PN only]: Only holders of PN shares (PETR4) shall vote; (c) [ON and PN]: Holders of ON shares (PETR3) and PN (PETR4) shares shall vote. (ii) the shareholder or its legal representative (s), as the case may be and in accordance with current legislation, shall sign the ballot paper; and (iii) recognition of signatures affixed to the ballot paper and, in the case of foreigners, the respective visa by the consulate and sworn translation of the documents will be required. Guidelines for sending the newsletter A shareholder who elects to exercise his right to vote at a distance may: (i) complete and send the ballot paper directly to the Company; or (ii) inform the filling instructions to qualified service providers, in accordance with the following guidelines: Distance voting exercise through custody agent A shareholder who elects to exercise his right to vote at a distance through his custody agent shall transmit his voting instructions observing the rules determined by the sub-custody agent, 3 who shall forward the said statements of vote to the Central Depositary of [B] . To do so, the shareholders should contact their custody agents to verify the due procedures. Pursuant to CVM Instruction No. 481/09, the shareholder must transmit the instructions for completing the ballot paper to its custody agents within seven days before the date of the 5 HOW TO VOTE AT A DISTANCE VOTING BALLOT The ballot paper must be filled in if the shareholder elects to exercise his right to vote at a distance, pursuant to CVM Instruction 481/09. In this case, it is imperative that the bulletin, which is available at www.investidorpetrobras.com.br, be filled in with the full name (or corporate name) of the shareholder and the registration number in the Ministry of Finance, or be a legal entity (CNPJ) or individual (CPF), in addition to an email address for possible contact. In addition, in order for the ballot paper to be considered valid and its votes cast in the quorum of the General Assembly, the following instructions must be observed: (i) the fields of the ballot paper must be duly completed, according to the shareholder’s class of shares. For better identification of each item, the voting fields will be presented as follows: a) [ON only]: Only holders of ON shares (PETR3) shall vote; b) [PN only]: Only holders of PN shares (PETR4) shall vote; (c) [ON and PN]: Holders of ON shares (PETR3) and PN (PETR4) shares shall vote. (ii) the shareholder or its legal representative (s), as the case may be and in accordance with current legislation, shall sign the ballot paper; and (iii) recognition of signatures affixed to the ballot paper and, in the case of foreigners, the respective visa by the consulate and sworn translation of the documents will be required. Guidelines for sending the newsletter A shareholder who elects to exercise his right to vote at a distance may: (i) complete and send the ballot paper directly to the Company; or (ii) inform the filling instructions to qualified service providers, in accordance with the following guidelines: Distance voting exercise through custody agent A shareholder who elects to exercise his right to vote at a distance through his custody agent shall transmit his voting instructions observing the rules determined by the sub-custody agent, 3 who shall forward the said statements of vote to the Central Depositary of [B] . To do so, the shareholders should contact their custody agents to verify the due procedures. Pursuant to CVM Instruction No. 481/09, the shareholder must transmit the instructions for completing the ballot paper to its custody agents within seven days before the date of the 5

Meeting, that is, up to 12/04/2018 (including), unless different deadline is established by their custody agents. Petrobras has until three days from the receipt of the ballot paper to inform the shareholder that the documents sent are suitable for the vote to be considered valid or to advise the need to rectify and resubmit the ballot paper or the accompanying documents, informing the deadline for receipt within seven days prior to the Meeting. It is advisable, therefore, that the shareholder send the ballot paper, which will be available at least one month before the Meeting, and the related documents, as far in advance as possible, so that there is sufficient time for the Petrobras valuation, and eventual return with reasons for rectification, correction and resubmit. It is worth noting that, as determined by CVM Instruction 481/09, the Central Depository of 3 [B] , upon receiving the voting instructions of the shareholders through their respective custody agents, will disregard any instructions that differ from the same resolution which have been issued by the same CPF or CNPJ registration number. Exercise of the distance vote through the administrator of the book-entry shares In addition to the foregoing options, shareholders with shares in the book-entry system may exercise their right to vote remotely through Banco Bradesco, the institution that manages Petrobras' book-entry system. In this case, the shareholder / attorney must go to any branch of Banco Bradesco to deliver the ballot paper, duly completed. Exercise of the distance vote by sending the ballot paper by the shareholder directly to Petrobras The shareholder who elects to exercise his right to vote at a distance may, alternatively, do so directly to the Company, and, for such purposes, send the following documents to Av. Republica do Chile, 65, 10º andar - sala 1002, Centro, CEP: 20031-912, Rio de Janeiro / RJ - Brazil, to the attention of the Individual Investor Relations Department - Shareholder Support: (i) physical copy of the ballot duly completed, signed and with all pages initialed; (ii) certified copy of the following documents: (a) for individuals: • valid identity document with photo and CPF number; • in the case of an attorney-in-fact (constituted less than one year from the date of the AGE), send a power of attorney with a certified signature and the identity card of the attorney-in-fact. (b) for legal entities: • last consolidated bylaws or articles of incorporation and the corporate documents proving the legal representation of the shareholder; 6 Meeting, that is, up to 12/04/2018 (including), unless different deadline is established by their custody agents. Petrobras has until three days from the receipt of the ballot paper to inform the shareholder that the documents sent are suitable for the vote to be considered valid or to advise the need to rectify and resubmit the ballot paper or the accompanying documents, informing the deadline for receipt within seven days prior to the Meeting. It is advisable, therefore, that the shareholder send the ballot paper, which will be available at least one month before the Meeting, and the related documents, as far in advance as possible, so that there is sufficient time for the Petrobras valuation, and eventual return with reasons for rectification, correction and resubmit. It is worth noting that, as determined by CVM Instruction 481/09, the Central Depository of 3 [B] , upon receiving the voting instructions of the shareholders through their respective custody agents, will disregard any instructions that differ from the same resolution which have been issued by the same CPF or CNPJ registration number. Exercise of the distance vote through the administrator of the book-entry shares In addition to the foregoing options, shareholders with shares in the book-entry system may exercise their right to vote remotely through Banco Bradesco, the institution that manages Petrobras' book-entry system. In this case, the shareholder / attorney must go to any branch of Banco Bradesco to deliver the ballot paper, duly completed. Exercise of the distance vote by sending the ballot paper by the shareholder directly to Petrobras The shareholder who elects to exercise his right to vote at a distance may, alternatively, do so directly to the Company, and, for such purposes, send the following documents to Av. Republica do Chile, 65, 10º andar - sala 1002, Centro, CEP: 20031-912, Rio de Janeiro / RJ - Brazil, to the attention of the Individual Investor Relations Department - Shareholder Support: (i) physical copy of the ballot duly completed, signed and with all pages initialed; (ii) certified copy of the following documents: (a) for individuals: • valid identity document with photo and CPF number; • in the case of an attorney-in-fact (constituted less than one year from the date of the AGE), send a power of attorney with a certified signature and the identity card of the attorney-in-fact. (b) for legal entities: • last consolidated bylaws or articles of incorporation and the corporate documents proving the legal representation of the shareholder; 6

• CNPJ; and • identity document with photo of the legal representative. (c) for investment funds: • last consolidated regulation of the fund with CNPJ; • bylaws or articles of incorporation of its administrator or manager, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers of representation; and • identity document with photo of the legal representative. Once received the ballot paper and the required documentation, the Company will advise the shareholder of its acceptance or need for rectification, pursuant to CVM Instruction 481/09. If the ballot paper is sent directly to the Company and is not properly filled out or is not accompanied by supporting documents, it may be disregarded and the shareholder will be informed through the e-mail address indicated. The ballot paper and other supporting documents must be filed with the Company no later than seven days before the date of the General Meeting, that is, up to 12/4/2018 (including). Any ballot papers received by the Company after this date will also be disregarded. 7 • CNPJ; and • identity document with photo of the legal representative. (c) for investment funds: • last consolidated regulation of the fund with CNPJ; • bylaws or articles of incorporation of its administrator or manager, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers of representation; and • identity document with photo of the legal representative. Once received the ballot paper and the required documentation, the Company will advise the shareholder of its acceptance or need for rectification, pursuant to CVM Instruction 481/09. If the ballot paper is sent directly to the Company and is not properly filled out or is not accompanied by supporting documents, it may be disregarded and the shareholder will be informed through the e-mail address indicated. The ballot paper and other supporting documents must be filed with the Company no later than seven days before the date of the General Meeting, that is, up to 12/4/2018 (including). Any ballot papers received by the Company after this date will also be disregarded. 7

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM I PROPOSAL FOR REFORM AND CONSOLIDATION OF THE PETROBRAS’ BYLAWS In the EAGM of 04/28/2016, Petrobras’ Bylaws were amended to provide for the establishment of a paid quarantine, in accordance with Law 12.813 / 2013, which provides that during the six- month period date of its dismissal or retirement, the agent would be prevented from performing any of the conduct provided for in item II of article 6, justifying, in certain cases, compensatory remuneration equivalent to the monthly salary of the position then held. In turn, art. 2 of CGPAR No. 14, published on 05/12/2016, with the benefit of a quarantine period, established that it will only be received with the authorization of the Public Ethics Committee of the Presidency of the Republic, when, in the opinion of the Committee, the existence of a conflict of interest and its relevance is characterized. In this sense, art. 28, paragraph 6 of Petrobras' Bylaws conditions the beginning of receipt of compensatory remuneration, by the former members of the Executive Board, Board of Directors and Fiscal Council, to the formalization of a consultation with the Ethics Committee of the Presidency of the Republic - CEP. It occurs that, recently, a CEP, through Newsletter nº 3 August/ 2018, differently from what had been previously decided, established an understanding in the sense of not having the competence to analyze the deferment of paid quarantine for the directors and fiscal auditors. In this scenario, considering the recent manifestation of the CEP, it is proposed that art. 28, paragraph 6 of Petrobras Articles of Incorporation is amended so as to provide that, in the case of members of the Board of Directors and Audit Committee, the prior analysis shall be carried out by Petrobras' Ethics Committee, with the subsidy of technical areas, examination of the matter. In addition, it is proposed an amendment in art. 28, paragraph 2, to make it even clearer that the perception of compensatory remuneration will be conditioned to the previous analyzes established in paragraph 6. Another proposed statutory amendment refers to the revision of art. 23 with the purpose of updating it to CVM Guidance Opinion No. 38, dated September 25, 2018, which provides guidelines on the conclusion of indemnity agreements between publicly-held companies and their managers. 8 EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM I PROPOSAL FOR REFORM AND CONSOLIDATION OF THE PETROBRAS’ BYLAWS In the EAGM of 04/28/2016, Petrobras’ Bylaws were amended to provide for the establishment of a paid quarantine, in accordance with Law 12.813 / 2013, which provides that during the six- month period date of its dismissal or retirement, the agent would be prevented from performing any of the conduct provided for in item II of article 6, justifying, in certain cases, compensatory remuneration equivalent to the monthly salary of the position then held. In turn, art. 2 of CGPAR No. 14, published on 05/12/2016, with the benefit of a quarantine period, established that it will only be received with the authorization of the Public Ethics Committee of the Presidency of the Republic, when, in the opinion of the Committee, the existence of a conflict of interest and its relevance is characterized. In this sense, art. 28, paragraph 6 of Petrobras' Bylaws conditions the beginning of receipt of compensatory remuneration, by the former members of the Executive Board, Board of Directors and Fiscal Council, to the formalization of a consultation with the Ethics Committee of the Presidency of the Republic - CEP. It occurs that, recently, a CEP, through Newsletter nº 3 August/ 2018, differently from what had been previously decided, established an understanding in the sense of not having the competence to analyze the deferment of paid quarantine for the directors and fiscal auditors. In this scenario, considering the recent manifestation of the CEP, it is proposed that art. 28, paragraph 6 of Petrobras Articles of Incorporation is amended so as to provide that, in the case of members of the Board of Directors and Audit Committee, the prior analysis shall be carried out by Petrobras' Ethics Committee, with the subsidy of technical areas, examination of the matter. In addition, it is proposed an amendment in art. 28, paragraph 2, to make it even clearer that the perception of compensatory remuneration will be conditioned to the previous analyzes established in paragraph 6. Another proposed statutory amendment refers to the revision of art. 23 with the purpose of updating it to CVM Guidance Opinion No. 38, dated September 25, 2018, which provides guidelines on the conclusion of indemnity agreements between publicly-held companies and their managers. 8

Civil liability insurance ( D&O Insurance ) is the principal protection mechanism for managers, through which an independent third party, the insurer, analyzes, in a manner free of potential conflicts of interest, the claims, identifying those that would be or not covered by the policy. In view of the current scenario of a downturn in the insurance market, in which D&O insurers have restricted the protection scope of the insurance policy and charged substantially higher premiums and, in view of the Company's interest in attracting independent and professional managers, the need to offer them a complementary protection mechanism was considered. Therefore, it is proposed to amend Petrobras' Bylaws in order to expressly provide for the possibility of the Company signing an indemnity agreement with the members of the Board of Directors, the Audit Committee, the Executive Board, Committees and all employees that legally act by delegation of the managers of Petrobras. In addition, it proposes to assign to the Board of Directors the competence to deliberate on the contract of indemnity and the procedures that guarantee the independence of the decisions, amending art. 30 to include a new subsection XV. Since the amendment of the Bylaws - and, consequently, their consolidation - is a matter for the General Shareholders 'Meeting, the proposal is therefore submitted for consideration by the Shareholders' Meeting, in accordance with a copy of the Articles of Incorporation attached hereto. Attached: a copy of the Bylaws containing, particularly the proposed changes, a table comparing the proposed amendments to the Bylaws and their justifications and consolidated corporate Bylaws. Rio de Janeiro, November 8, 2018. Ivan de Souza Monteiro CEO 9 Civil liability insurance ( D&O Insurance ) is the principal protection mechanism for managers, through which an independent third party, the insurer, analyzes, in a manner free of potential conflicts of interest, the claims, identifying those that would be or not covered by the policy. In view of the current scenario of a downturn in the insurance market, in which D&O insurers have restricted the protection scope of the insurance policy and charged substantially higher premiums and, in view of the Company's interest in attracting independent and professional managers, the need to offer them a complementary protection mechanism was considered. Therefore, it is proposed to amend Petrobras' Bylaws in order to expressly provide for the possibility of the Company signing an indemnity agreement with the members of the Board of Directors, the Audit Committee, the Executive Board, Committees and all employees that legally act by delegation of the managers of Petrobras. In addition, it proposes to assign to the Board of Directors the competence to deliberate on the contract of indemnity and the procedures that guarantee the independence of the decisions, amending art. 30 to include a new subsection XV. Since the amendment of the Bylaws - and, consequently, their consolidation - is a matter for the General Shareholders 'Meeting, the proposal is therefore submitted for consideration by the Shareholders' Meeting, in accordance with a copy of the Articles of Incorporation attached hereto. Attached: a copy of the Bylaws containing, particularly the proposed changes, a table comparing the proposed amendments to the Bylaws and their justifications and consolidated corporate Bylaws. Rio de Janeiro, November 8, 2018. Ivan de Souza Monteiro CEO 9

ANNEX I Proposals of Petrobras’s ByLaws changes ANNEX I Proposals of Petrobras’s ByLaws changes

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 10 BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 10

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5- In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company's management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 11 §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5- In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company's management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 11

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such 12 §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such 12 advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. Art. 16- The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and 13 advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. Art. 16- The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and 13 controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight 14 controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight 14

Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting. III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with 15 Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting. III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with 15 unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. 16 unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. 16

§2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. 17 §2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. 17

§3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. 18 §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. 18

§ 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, 19 § 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, 19 including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; 20 including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; 20

III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; 21 III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; 21

VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding 22 VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding 22 the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Corporate Governance Policy and Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- omissive cases of these Bylaws. 23 the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Corporate Governance Policy and Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- omissive cases of these Bylaws. 23

§1 - The Board of Directors shall have 7 (seven) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Petrobras Conglomerate Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors, and the CEO, Executive Directors and employees are forbidden from participating, whether as a member or as a permanent guest of these committees, except, in the latter case, the holders of the organizational units directly linked to the Board of Directors. §2 - The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and 24 §1 - The Board of Directors shall have 7 (seven) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Petrobras Conglomerate Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors, and the CEO, Executive Directors and employees are forbidden from participating, whether as a member or as a permanent guest of these committees, except, in the latter case, the holders of the organizational units directly linked to the Board of Directors. §2 - The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and 24

V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office 25 V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office 25

Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the result of the performance of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad; 26 Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the result of the performance of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad; 26

h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; 27 h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; 27

III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2 -To the Executive Officer for Production Development & Technology: I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors. §3 -To the Executive Officer for Exploration & Production: I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors. §4-To the Executive Officer for Refining and Natural Gas: I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships related to their area of operation; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; VI- exercise other powers conferred by the Board of Directors. 28 III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2 -To the Executive Officer for Production Development & Technology: I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors. §3 -To the Executive Officer for Exploration & Production: I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors. §4-To the Executive Officer for Refining and Natural Gas: I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships related to their area of operation; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; VI- exercise other powers conferred by the Board of Directors. 28

§5- To the Executive Officer for Finance and Investor Relations: I- provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services; II- move the monetary resources of the company, always in conjunction with another Executive Officer; III- be responsible for providing information to the investing public, to the Securities and Exchange Commission of Brazil - CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the Company in these institutions up to date; IV- account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies; V- promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia; VI- coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force; VII- exercise other powers conferred by the Board of Directors. §6 -To the Executive Officer of Corporate Affairs: I- propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the allocation of staff to the units of the Company; III- guide and promote the application of human resources policies and guidelines of the Company; IV- propose, implement and maintain the telecommunications and informatics systems of the Company; V- provide the Company with shared resources and services of infrastructure and administrative support; VI- coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property; VII- guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment; VIII- guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility; IX- exercise other powers conferred by the Board of Directors. §7-To the Executive Officer for Governance and Compliance: I- guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance; II- coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption; 29 §5- To the Executive Officer for Finance and Investor Relations: I- provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services; II- move the monetary resources of the company, always in conjunction with another Executive Officer; III- be responsible for providing information to the investing public, to the Securities and Exchange Commission of Brazil - CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the Company in these institutions up to date; IV- account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies; V- promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia; VI- coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force; VII- exercise other powers conferred by the Board of Directors. §6 -To the Executive Officer of Corporate Affairs: I- propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the allocation of staff to the units of the Company; III- guide and promote the application of human resources policies and guidelines of the Company; IV- propose, implement and maintain the telecommunications and informatics systems of the Company; V- provide the Company with shared resources and services of infrastructure and administrative support; VI- coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property; VII- guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment; VIII- guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility; IX- exercise other powers conferred by the Board of Directors. §7-To the Executive Officer for Governance and Compliance: I- guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance; II- coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption; 29

III- monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive Office and the Board of Directors; IV- exercise other powers conferred by the Board of Directors. §8 - To the Executive Officer of Strategy, Organization and Management System: I- propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans; II- coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects; III- submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations; IV- monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors; V- coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras; VI- ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments; VII- guide and promote the application of risk management policies pursuant to the legislation in force; VIII- coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras; IX- propose the establishment of a management system that: a) modernizes management, improving the monitoring and control of the company's performance with the use of internal and external benchmarks and risk analysis to support decision-making; b) unfolds goals and objectives up to the level of supervision; c) indicates the respective responsible parties; d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge; e) establishes a consequences system aligned to its completion, according to meritocracy criteria. §9 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; 30 III- monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive Office and the Board of Directors; IV- exercise other powers conferred by the Board of Directors. §8 - To the Executive Officer of Strategy, Organization and Management System: I- propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans; II- coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects; III- submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations; IV- monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors; V- coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras; VI- ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments; VII- guide and promote the application of risk management policies pursuant to the legislation in force; VIII- coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras; IX- propose the establishment of a management system that: a) modernizes management, improving the monitoring and control of the company's performance with the use of internal and external benchmarks and risk analysis to support decision-making; b) unfolds goals and objectives up to the level of supervision; c) indicates the respective responsible parties; d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge; e) establishes a consequences system aligned to its completion, according to meritocracy criteria. §9 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; 30

II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; 31 II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; 31

IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IX- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee 32 IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IX- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee 32

Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; 33 Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; 33

III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. 34 III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. 34

Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company 35 Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company 35 participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the main section do not apply to disputes or controversies relating to Petrobras’ activities based on article 1 of law No. 9,478, of August 6, 1997, and subject to the provisions of these Bylaws with respect to the public interest, which justified the creation of the company, as well as to disputes or controversies involving unavailable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. 36 participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the main section do not apply to disputes or controversies relating to Petrobras’ activities based on article 1 of law No. 9,478, of August 6, 1997, and subject to the provisions of these Bylaws with respect to the public interest, which justified the creation of the company, as well as to disputes or controversies involving unavailable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. 36

§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company's participation in the special segment of B3 denominated New Market (“New Market ) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction. 37 §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company's participation in the special segment of B3 denominated New Market (“New Market ) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction. 37

§2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations 38 §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations 38 contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 39 contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 39

ANNEX II Proposals changes ANNEX II Proposals changes

Comparative board Previous version Proposed version Rationale: Article 23 - The members of the Board of Article 23 - The members of the Board of Amendment to allow the Company to Directors and of the Executive Office shall be Directors and of the Executive Office shall be sign an Indemnity Contract, as accountable, pursuant to article 158, of the accountable, pursuant to article 158, of the recognized by CVM Guidance Opinion Corporate Law severally and jointly, for such Corporate Law severally and jointly, for such No. 38, dated September 25, 2018. acts they perform and for such losses acts they perform and for such losses resulting resulting therefrom for the Company, and therefrom for the Company, and they shall not they shall not be allowed to participate in be allowed to participate in such decisions on such decisions on operations involving operations involving companies in which they companies in which they hold interest of hold interest of more than 10% (ten percent ), or more than 10% (ten percent ), or have held have held administration positions in a period administration positions in a period immediately prior to the investiture in the immediately prior to the investiture in the Company. Company. Paragraph 1 - The Company shall ensure the Paragraph 1 - The Company shall ensure the defense in legal and administrative defense in legal and administrative proceedings proceedings to its administrators, both to its administrators, both present and past, in present and past, in addition to maintain addition to maintain permanent insurance permanent insurance contract in favor of contract in favor of such administrators, to such administrators, to protect them of protect them of liabilities for acts arising from liabilities for acts arising from the exercise of the exercise of the office or function, covering the office or function, covering the entire the entire period of exercise of their respective period of exercise of their respective terms terms of office. of office. 40 Comparative board Previous version Proposed version Rationale: Article 23 - The members of the Board of Article 23 - The members of the Board of Amendment to allow the Company to Directors and of the Executive Office shall be Directors and of the Executive Office shall be sign an Indemnity Contract, as accountable, pursuant to article 158, of the accountable, pursuant to article 158, of the recognized by CVM Guidance Opinion Corporate Law severally and jointly, for such Corporate Law severally and jointly, for such No. 38, dated September 25, 2018. acts they perform and for such losses acts they perform and for such losses resulting resulting therefrom for the Company, and therefrom for the Company, and they shall not they shall not be allowed to participate in be allowed to participate in such decisions on such decisions on operations involving operations involving companies in which they companies in which they hold interest of hold interest of more than 10% (ten percent ), or more than 10% (ten percent ), or have held have held administration positions in a period administration positions in a period immediately prior to the investiture in the immediately prior to the investiture in the Company. Company. Paragraph 1 - The Company shall ensure the Paragraph 1 - The Company shall ensure the defense in legal and administrative defense in legal and administrative proceedings proceedings to its administrators, both to its administrators, both present and past, in present and past, in addition to maintain addition to maintain permanent insurance permanent insurance contract in favor of contract in favor of such administrators, to such administrators, to protect them of protect them of liabilities for acts arising from liabilities for acts arising from the exercise of the exercise of the office or function, covering the office or function, covering the entire the entire period of exercise of their respective period of exercise of their respective terms terms of office. of office. 40

Paragraph 2 - The guarantee referred to in Paragraph 2 - The guarantee referred to in the the previous paragraph extends to the previous paragraph extends to the members of members of the Audit Committee, as well as the Audit Committee, as well as to all employees to all employees and agents who legally act and agents who legally act by delegation of by delegation of administrators of the administrators of the Company. Company. Paragraph 3. The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. Paragraph 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; 41 Paragraph 2 - The guarantee referred to in Paragraph 2 - The guarantee referred to in the the previous paragraph extends to the previous paragraph extends to the members of members of the Audit Committee, as well as the Audit Committee, as well as to all employees to all employees and agents who legally act and agents who legally act by delegation of by delegation of administrators of the administrators of the Company. Company. Paragraph 3. The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. Paragraph 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; 41

III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement Paragraph 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. Paragraph 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the 42 III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement Paragraph 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. Paragraph 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the 42 beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 28- (...) Art. 28- (...) Amendment to adapt the Company's Paragraph 2- During the period of the Paragraph 2- During the period of the Bylaws to the understanding of the impediment, the former members of the impediment, the former members of the competence to analyze conflicts of Executive Office, the Board of Directors and Executive Office, the Board of Directors and the interest in positions of the Board of the Audit Committee shall be entitled to Audit Committee shall be entitled to Directors and Fiscal Council, as set forth remuneration allowance equivalent only to remuneration allowance equivalent only to the in the Information Bulletin nº 3 Agosto / the monthly fee of the post they occupied. monthly fee of the post they occupied, subject 2018, of the Public Ethics Committee of to the provisions of paragraph 6 of this article. the Presidency of the Republic Paragraph 6 - The beginning of the payment Paragraph 6 - The beginning of the payment of of compensatory remuneration shall be compensatory remuneration is conditioned to preceded by a formal consultation with the the characterization of the conflict of interest Ethics Committee of the Presidency of the and the impediment to the exercise of Republic, pursuant to art. 8 of Law 12,813, of professional activity and shall be preceded by May 16, 2013. consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of 43 beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 28- (...) Art. 28- (...) Amendment to adapt the Company's Paragraph 2- During the period of the Paragraph 2- During the period of the Bylaws to the understanding of the impediment, the former members of the impediment, the former members of the competence to analyze conflicts of Executive Office, the Board of Directors and Executive Office, the Board of Directors and the interest in positions of the Board of the Audit Committee shall be entitled to Audit Committee shall be entitled to Directors and Fiscal Council, as set forth remuneration allowance equivalent only to remuneration allowance equivalent only to the in the Information Bulletin nº 3 Agosto / the monthly fee of the post they occupied. monthly fee of the post they occupied, subject 2018, of the Public Ethics Committee of to the provisions of paragraph 6 of this article. the Presidency of the Republic Paragraph 6 - The beginning of the payment Paragraph 6 - The beginning of the payment of of compensatory remuneration shall be compensatory remuneration is conditioned to preceded by a formal consultation with the the characterization of the conflict of interest Ethics Committee of the Presidency of the and the impediment to the exercise of Republic, pursuant to art. 8 of Law 12,813, of professional activity and shall be preceded by May 16, 2013. consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of 43

May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Art. 30- (...) Art. 30- (...) Amendment to provide for the XV - omissive cases of these Bylaws. XV- the indemnity agreement to be signed by competence of the Board of Directors to the Company and the procedures that approve the indemnity agreement and guarantee the independence of the decisions, the procedures to ensure the as defined in art. 23, paragraphs 3 to 6 of these independence of decisions. Bylaws; XVI - omissive cases of these Bylaws. 44 May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Art. 30- (...) Art. 30- (...) Amendment to provide for the XV - omissive cases of these Bylaws. XV- the indemnity agreement to be signed by competence of the Board of Directors to the Company and the procedures that approve the indemnity agreement and guarantee the independence of the decisions, the procedures to ensure the as defined in art. 23, paragraphs 3 to 6 of these independence of decisions. Bylaws; XVI - omissive cases of these Bylaws. 44

ANNEX III Petrobras’s Bylaws after changes ANNEX III Petrobras’s Bylaws after changes

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 45 BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 45

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5- In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company's management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 46 §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5- In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company's management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 46

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such 47 §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such 47 advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. Art. 16- The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and 48 advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. Art. 16- The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and 48 controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight 49 controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight 49

Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting. III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with 50 Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting. III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with 50 unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. 51 unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. 51

§2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. 52 §2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. 52

§3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final 53 §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 4 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 5 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 6 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final 53 decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact 54 decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact 54 area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; 55 area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; 55

III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; 56 III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; 56

VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding 57 VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding 57 the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Corporate Governance Policy and Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- omissive cases of these Bylaws. 58 the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Corporate Governance Policy and Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- omissive cases of these Bylaws. 58

§1 - The Board of Directors shall have 7 (seven) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Petrobras Conglomerate Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors, and the CEO, Executive Directors and employees are forbidden from participating, whether as a member or as a permanent guest of these committees, except, in the latter case, the holders of the organizational units directly linked to the Board of Directors. §2 - The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and 59 §1 - The Board of Directors shall have 7 (seven) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Petrobras Conglomerate Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors, and the CEO, Executive Directors and employees are forbidden from participating, whether as a member or as a permanent guest of these committees, except, in the latter case, the holders of the organizational units directly linked to the Board of Directors. §2 - The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and 59

V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office 60 V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office 60

Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the result of the performance of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad; 61 Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the result of the performance of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad; 61

h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; 62 h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; 62

III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2 -To the Executive Officer for Production Development & Technology: I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors. §3 -To the Executive Officer for Exploration & Production: I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors. §4-To the Executive Officer for Refining and Natural Gas: I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships related to their area of operation; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; VI- exercise other powers conferred by the Board of Directors. 63 III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2 -To the Executive Officer for Production Development & Technology: I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors. §3 -To the Executive Officer for Exploration & Production: I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors. §4-To the Executive Officer for Refining and Natural Gas: I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships related to their area of operation; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; VI- exercise other powers conferred by the Board of Directors. 63

§5- To the Executive Officer for Finance and Investor Relations: I- provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services; II- move the monetary resources of the company, always in conjunction with another Executive Officer; III- be responsible for providing information to the investing public, to the Securities and Exchange Commission of Brazil - CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the Company in these institutions up to date; IV- account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies; V- promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia; VI- coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force; VII- exercise other powers conferred by the Board of Directors. §6 -To the Executive Officer of Corporate Affairs: I- propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the allocation of staff to the units of the Company; III- guide and promote the application of human resources policies and guidelines of the Company; IV- propose, implement and maintain the telecommunications and informatics systems of the Company; V- provide the Company with shared resources and services of infrastructure and administrative support; VI- coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property; VII- guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment; VIII- guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility; IX- exercise other powers conferred by the Board of Directors. §7-To the Executive Officer for Governance and Compliance: I- guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance; II- coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption; 64 §5- To the Executive Officer for Finance and Investor Relations: I- provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services; II- move the monetary resources of the company, always in conjunction with another Executive Officer; III- be responsible for providing information to the investing public, to the Securities and Exchange Commission of Brazil - CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the Company in these institutions up to date; IV- account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies; V- promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia; VI- coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force; VII- exercise other powers conferred by the Board of Directors. §6 -To the Executive Officer of Corporate Affairs: I- propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the allocation of staff to the units of the Company; III- guide and promote the application of human resources policies and guidelines of the Company; IV- propose, implement and maintain the telecommunications and informatics systems of the Company; V- provide the Company with shared resources and services of infrastructure and administrative support; VI- coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property; VII- guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment; VIII- guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility; IX- exercise other powers conferred by the Board of Directors. §7-To the Executive Officer for Governance and Compliance: I- guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance; II- coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption; 64

III- monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive Office and the Board of Directors; IV- exercise other powers conferred by the Board of Directors. §8 - To the Executive Officer of Strategy, Organization and Management System: I- propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans; II- coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects; III- submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations; IV- monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors; V- coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras; VI- ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments; VII- guide and promote the application of risk management policies pursuant to the legislation in force; VIII- coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras; IX- propose the establishment of a management system that: a) modernizes management, improving the monitoring and control of the company's performance with the use of internal and external benchmarks and risk analysis to support decision-making; b) unfolds goals and objectives up to the level of supervision; c) indicates the respective responsible parties; d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge; e) establishes a consequences system aligned to its completion, according to meritocracy criteria. §9 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; 65 III- monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive Office and the Board of Directors; IV- exercise other powers conferred by the Board of Directors. §8 - To the Executive Officer of Strategy, Organization and Management System: I- propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans; II- coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects; III- submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations; IV- monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors; V- coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras; VI- ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments; VII- guide and promote the application of risk management policies pursuant to the legislation in force; VIII- coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras; IX- propose the establishment of a management system that: a) modernizes management, improving the monitoring and control of the company's performance with the use of internal and external benchmarks and risk analysis to support decision-making; b) unfolds goals and objectives up to the level of supervision; c) indicates the respective responsible parties; d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge; e) establishes a consequences system aligned to its completion, according to meritocracy criteria. §9 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; 65

II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; 66 II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; 66

IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IX- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee 67 IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IX- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee 67

Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; 68 Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; 68

III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. 69 III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. 69

Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company 70 Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company 70 participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the main section do not apply to disputes or controversies relating to Petrobras’ activities based on article 1 of law No. 9,478, of August 6, 1997, and subject to the provisions of these Bylaws with respect to the public interest, which justified the creation of the company, as well as to disputes or controversies involving unavailable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. 71 participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the main section do not apply to disputes or controversies relating to Petrobras’ activities based on article 1 of law No. 9,478, of August 6, 1997, and subject to the provisions of these Bylaws with respect to the public interest, which justified the creation of the company, as well as to disputes or controversies involving unavailable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. 71

§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company's participation in the special segment of B3 denominated New Market (“New Market ) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction. 72 §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company's participation in the special segment of B3 denominated New Market (“New Market ) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction. 72

§2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations 73 §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations 73 contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 74 contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 74

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM II INCORPORATION OF PDET OFFSHORE S.A. ( PDET ) BY PETROBRAS Dear Shareholders, The Board of Directors of Petróleo Brasileiro S.A. - Petrobras ( Company ) hereby presents the following information regarding the incorporation of PDET Offshore S.A. ( PDET ) by Petrobras, subject of the Agenda of the Extraordinary General Meeting to be held on 12/11/2018: PDET is a corporation with fully subscribed and paid-up capital in the amount of eighty-four thousand three hundred and seventy-one reais (BRL 84,371.00), divided into eighty-four thousand three hundred and seventy-one (84,371) shares at the par value of BRL 1.00 (one real), all owned by Petrobras. The incorporation of PDET by Petrobras is part of the reorganization and optimization of the Company's shareholding portfolio in order to rationalize costs through the consolidation of its activities. The maintenance of several administrative structures, in addition to leading to an increase in operating costs, implies loss of significant synergies in the conduct of matters of interest to the Company. In addition, in 2017, PDET made full payment of the financing obtained for the construction of its assets in the form of project finance and Petrobras exercised the consequent option to purchase its shares, with no further operational, economic and financial justification for the maintenance of PDET as an independent company, particularly because the assets owned by it are rented to Petrobras and are operated and maintained by Petrobras. Therefore, the incorporation aims to transfer the total assets, rights and obligations of PDET to the Company and is part of a reorganization process whose objective is to simplify the corporate structure, reduce costs and more efficient asset management. Considering that the Company holds 100% (one hundred percent) of the shares representing the capital stock of PDET, there will be no change in the capital stock of PETROBRAS, insofar as its financial statements already consolidate the accounting records of the company to be incorporated. 75 EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM II INCORPORATION OF PDET OFFSHORE S.A. ( PDET ) BY PETROBRAS Dear Shareholders, The Board of Directors of Petróleo Brasileiro S.A. - Petrobras ( Company ) hereby presents the following information regarding the incorporation of PDET Offshore S.A. ( PDET ) by Petrobras, subject of the Agenda of the Extraordinary General Meeting to be held on 12/11/2018: PDET is a corporation with fully subscribed and paid-up capital in the amount of eighty-four thousand three hundred and seventy-one reais (BRL 84,371.00), divided into eighty-four thousand three hundred and seventy-one (84,371) shares at the par value of BRL 1.00 (one real), all owned by Petrobras. The incorporation of PDET by Petrobras is part of the reorganization and optimization of the Company's shareholding portfolio in order to rationalize costs through the consolidation of its activities. The maintenance of several administrative structures, in addition to leading to an increase in operating costs, implies loss of significant synergies in the conduct of matters of interest to the Company. In addition, in 2017, PDET made full payment of the financing obtained for the construction of its assets in the form of project finance and Petrobras exercised the consequent option to purchase its shares, with no further operational, economic and financial justification for the maintenance of PDET as an independent company, particularly because the assets owned by it are rented to Petrobras and are operated and maintained by Petrobras. Therefore, the incorporation aims to transfer the total assets, rights and obligations of PDET to the Company and is part of a reorganization process whose objective is to simplify the corporate structure, reduce costs and more efficient asset management. Considering that the Company holds 100% (one hundred percent) of the shares representing the capital stock of PDET, there will be no change in the capital stock of PETROBRAS, insofar as its financial statements already consolidate the accounting records of the company to be incorporated. 75

Accordingly, the Board of Directors submits to the Extraordinary General Meeting, with the favorable opinion of the Fiscal Council, the proposed incorporation of PDET by Petrobras, pursuant to the Protocol of Incorporation and Justification signed between the Company and PDET on October 24, 2018, the respective Valuation Report prepared by Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda and the other provisions contained in item II in the Agenda included in the Call Notice. Attached: Protocol and Justification of the Incorporation of PDET Offshore S.A. by Petróleo Brasileiro S.A. – Petrobras, Appraisal Report of PDET's shareholders' equity, at book value, prepared by Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., Contract signed with Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda, copy of the opinion of the Fiscal Council, forms in accordance with Exhibit 20A and 21 of CVM Instruction 481. Rio de Janeiro, November 8, 2018. Ivan de Souza Monteiro CEO 76 Accordingly, the Board of Directors submits to the Extraordinary General Meeting, with the favorable opinion of the Fiscal Council, the proposed incorporation of PDET by Petrobras, pursuant to the Protocol of Incorporation and Justification signed between the Company and PDET on October 24, 2018, the respective Valuation Report prepared by Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda and the other provisions contained in item II in the Agenda included in the Call Notice. Attached: Protocol and Justification of the Incorporation of PDET Offshore S.A. by Petróleo Brasileiro S.A. – Petrobras, Appraisal Report of PDET's shareholders' equity, at book value, prepared by Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., Contract signed with Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda, copy of the opinion of the Fiscal Council, forms in accordance with Exhibit 20A and 21 of CVM Instruction 481. Rio de Janeiro, November 8, 2018. Ivan de Souza Monteiro CEO 76

ANNEX I Protocol and Justification of the Incorporation of PDET ANNEX I Protocol and Justification of the Incorporation of PDET

PROTOCOL AND JUSTIFICATION OF PDET Offshore S/A INCORPORATION WITH PETRÓLEO BRASILEIRO S.A. - PETROBRAS Entered into by and between I. PETRÓLEO BRASILEIRO S.A. – PETROBRAS, a government controlled company, headquartered at Avenida República do Chile no. 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under no. 33.000.167/0001-01, herein duly represented in the form of its By-Laws, hereinafter referred to as PETROBRAS , or Surviving Company ; and II. PDET Offshore S/A., a closed capital corporation with head office in the City and State of Rio de Janeiro, Avenida República do Chile, nº 65, 13º andar, Centro, enrolled with the National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 05.467.440/0001-77, herein duly represented in the form of its Bylaws, hereinafter referred to as PDET or Merged Company ; As PETROBRAS and PDET shall be collectively referred to as “PARTIES”, or any of them, severally, as PARTY ; Whereas: (i) PDET is a closed capital corporation with fully subscribed and paid- up capital in the amount of eighty-four thousand, three hundred and seventy-one reals (BRL 84,371.00), divided into eighty-four thousand, three hundred and seventy and one (84.371) shares, at the par value of BRL 1.00 (one real), all of which are held by PETROBRAS; (ii) PDET was established to be an institution for the financing of projects to obtain the necessary financing for the development, design, 77 PROTOCOL AND JUSTIFICATION OF PDET Offshore S/A INCORPORATION WITH PETRÓLEO BRASILEIRO S.A. - PETROBRAS Entered into by and between I. PETRÓLEO BRASILEIRO S.A. – PETROBRAS, a government controlled company, headquartered at Avenida República do Chile no. 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under no. 33.000.167/0001-01, herein duly represented in the form of its By-Laws, hereinafter referred to as PETROBRAS , or Surviving Company ; and II. PDET Offshore S/A., a closed capital corporation with head office in the City and State of Rio de Janeiro, Avenida República do Chile, nº 65, 13º andar, Centro, enrolled with the National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 05.467.440/0001-77, herein duly represented in the form of its Bylaws, hereinafter referred to as PDET or Merged Company ; As PETROBRAS and PDET shall be collectively referred to as “PARTIES”, or any of them, severally, as PARTY ; Whereas: (i) PDET is a closed capital corporation with fully subscribed and paid- up capital in the amount of eighty-four thousand, three hundred and seventy-one reals (BRL 84,371.00), divided into eighty-four thousand, three hundred and seventy and one (84.371) shares, at the par value of BRL 1.00 (one real), all of which are held by PETROBRAS; (ii) PDET was established to be an institution for the financing of projects to obtain the necessary financing for the development, design, 77 planning, construction and leasing to PETROBRAS of an oil transfer system represented by pipelines and fixed maritime platform; (iii) After the prepayment of the financing in 2017 and the consequent acquisition of all PDET shares by PETROBRAS, through the exercise of a call option, PDET has already fully fulfilled its purposes, and the maintenance of the lease contract of its assets to PETROBRAS represents an unnecessary operational cost; (iv) The PARTIES intend to carry out a merger operation, whereby PETROBRAS will incorporate PDET, with ipso jure PDET extinction, and the latter will be universally succeeded in all rights and obligations by PETROBRAS, pursuant to Article 227, of Law 6,404, dated December 15, 1976 ( Law No. 6,404/76 or LSA ); (v) The Merger will result in the simplification of the corporate structure of PETROBRAS System through the consolidation, in the Surviving Company, of the assets of the Merged Company, with consequent reduction of costs and rationalization of activities; (vi) The Merger shall not imply any capital increase in PETROBRAS capital stock or have no impact on its result; and ; The PARTIES, hereby mutually agree to execute this Protocol and Justification of Merger ( Protocol and Justification ), in compliance with Articles 224, 225 and 227 of Law 6404/76, in compliance with the provisions of the Instruction issued the Brazilian Securities and Exchange Commission (CVM) No. 565 of June 15, 2015 ( ICVM 565/2015 ) and Circular Letter/CVM/SEP/No. 02/2018 of February 28, 2018 ( Circular Letter SEP 02/2018 ), which shall govern the proposed merger due to be submitted to their respective shareholders: CLAUSE ONE – OBJECT AND OPERATION 78 planning, construction and leasing to PETROBRAS of an oil transfer system represented by pipelines and fixed maritime platform; (iii) After the prepayment of the financing in 2017 and the consequent acquisition of all PDET shares by PETROBRAS, through the exercise of a call option, PDET has already fully fulfilled its purposes, and the maintenance of the lease contract of its assets to PETROBRAS represents an unnecessary operational cost; (iv) The PARTIES intend to carry out a merger operation, whereby PETROBRAS will incorporate PDET, with ipso jure PDET extinction, and the latter will be universally succeeded in all rights and obligations by PETROBRAS, pursuant to Article 227, of Law 6,404, dated December 15, 1976 ( Law No. 6,404/76 or LSA ); (v) The Merger will result in the simplification of the corporate structure of PETROBRAS System through the consolidation, in the Surviving Company, of the assets of the Merged Company, with consequent reduction of costs and rationalization of activities; (vi) The Merger shall not imply any capital increase in PETROBRAS capital stock or have no impact on its result; and ; The PARTIES, hereby mutually agree to execute this Protocol and Justification of Merger ( Protocol and Justification ), in compliance with Articles 224, 225 and 227 of Law 6404/76, in compliance with the provisions of the Instruction issued the Brazilian Securities and Exchange Commission (CVM) No. 565 of June 15, 2015 ( ICVM 565/2015 ) and Circular Letter/CVM/SEP/No. 02/2018 of February 28, 2018 ( Circular Letter SEP 02/2018 ), which shall govern the proposed merger due to be submitted to their respective shareholders: CLAUSE ONE – OBJECT AND OPERATION 78

1.1. Object. The purpose of this Protocol and Justification is to define the basis of the merger proposal that will be taken to the deliberation of the shareholders of the PARTIES. 1.2. Proposed Operation. The operation consists of the merger of PDET by PETROBRAS, with full transfer of PDET's shareholders' equity, valued at book value, to PETROBRAS ( Operation or Merger ). 1.2.1. As a result of the Operation PDET shall be extinguished ipso jure, for all legal purposes and effects, so that the Surviving Company will succeed PDET universally in all its rights and obligations, pursuant to Article 227 of Law 6,404/76. CLAUSE TWO - JUSTIFICATION OF THE MERGER 2.1. Justification of the Operation. The boards of the Companies involved in the Operation have analyzed alternatives, seeking the best management activities and policies, taking into account the intention to rationalize costs through activities consolidation, considering that the maintenance of various administrative structures will lead to increased operating costs, while losing relevant synergies in the conduct of matters of interest; 2.2. Considering that the PARTIES indeed belong to the same group, and the Merged Company is a wholly owned subsidiary of the Surviving Company, which holds 84,371 (eighty-four thousand, three hundred and seventy-one) shares, issued by the Merged Company, the Merger will bring considerable administrative, economic and financial benefits to the PARTIES, to the extent that: 2.2.1. In 2017, PDET made full payment of the financing obtained for the construction of its assets in the form of project finance, and PETROBRAS exercised the consequent option to purchase its 79 1.1. Object. The purpose of this Protocol and Justification is to define the basis of the merger proposal that will be taken to the deliberation of the shareholders of the PARTIES. 1.2. Proposed Operation. The operation consists of the merger of PDET by PETROBRAS, with full transfer of PDET's shareholders' equity, valued at book value, to PETROBRAS ( Operation or Merger ). 1.2.1. As a result of the Operation PDET shall be extinguished ipso jure, for all legal purposes and effects, so that the Surviving Company will succeed PDET universally in all its rights and obligations, pursuant to Article 227 of Law 6,404/76. CLAUSE TWO - JUSTIFICATION OF THE MERGER 2.1. Justification of the Operation. The boards of the Companies involved in the Operation have analyzed alternatives, seeking the best management activities and policies, taking into account the intention to rationalize costs through activities consolidation, considering that the maintenance of various administrative structures will lead to increased operating costs, while losing relevant synergies in the conduct of matters of interest; 2.2. Considering that the PARTIES indeed belong to the same group, and the Merged Company is a wholly owned subsidiary of the Surviving Company, which holds 84,371 (eighty-four thousand, three hundred and seventy-one) shares, issued by the Merged Company, the Merger will bring considerable administrative, economic and financial benefits to the PARTIES, to the extent that: 2.2.1. In 2017, PDET made full payment of the financing obtained for the construction of its assets in the form of project finance, and PETROBRAS exercised the consequent option to purchase its 79 shares, with no further operational, economic and financial justification for the maintenance of PDET as an independent company, especially because the assets of its ownership have been leased to PETROBRAS and are operated and maintained by PETROBRAS. 2.2.2. The Merger aims to transfer the total assets, rights and obligations of PDET to PETROBRAS and is part of a corporate reorganization process designed to simplify the corporate structure, rationalize PETROBRAS, activities, reduce costs and achieve more efficient management of the assets involved. 2.2.3. The operational integration of the PARTIES will allow a better use of existing synergies, greater flexibility for new investments and greater efficiency in the implementation of strategic decisions, and therefore will be beneficial to the PARTIES’ corporate interests; 2.2.4. In addition, the merger of the business resources and assets of the PARTIES will allow better management of operations, assets and cash flows, which will result in an optimization of the use of operational and financial resources and, consequently, in obtaining greater benefits for the social activities carried out by the PARTIES, which would not be possible if another type of corporate operation had been adopted. 2.3. Considering that PETROBRAS holds 100% (one hundred percent) of the shares representing PDET's capital stock, the proposed the Merger will not imply any change in PETROBRAS' capital stock, insofar as PETROBRAS' financial statements consolidate PDET accounting records. CLAUSE THREE - VALUATION OF PDET’s NET EQUITY AND VALUATION BASE DATE 80 shares, with no further operational, economic and financial justification for the maintenance of PDET as an independent company, especially because the assets of its ownership have been leased to PETROBRAS and are operated and maintained by PETROBRAS. 2.2.2. The Merger aims to transfer the total assets, rights and obligations of PDET to PETROBRAS and is part of a corporate reorganization process designed to simplify the corporate structure, rationalize PETROBRAS, activities, reduce costs and achieve more efficient management of the assets involved. 2.2.3. The operational integration of the PARTIES will allow a better use of existing synergies, greater flexibility for new investments and greater efficiency in the implementation of strategic decisions, and therefore will be beneficial to the PARTIES’ corporate interests; 2.2.4. In addition, the merger of the business resources and assets of the PARTIES will allow better management of operations, assets and cash flows, which will result in an optimization of the use of operational and financial resources and, consequently, in obtaining greater benefits for the social activities carried out by the PARTIES, which would not be possible if another type of corporate operation had been adopted. 2.3. Considering that PETROBRAS holds 100% (one hundred percent) of the shares representing PDET's capital stock, the proposed the Merger will not imply any change in PETROBRAS' capital stock, insofar as PETROBRAS' financial statements consolidate PDET accounting records. CLAUSE THREE - VALUATION OF PDET’s NET EQUITY AND VALUATION BASE DATE 80

3.1. Valuation Company. Pursuant to article 226 of Law 6,404/76, the PARTIES hired the specialized company Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., Registered with the CNPJ/MF under No. 06.298.833 / 0001- 67, headquartered at Av. President Vargas, 509 - 10º andar, in the city of Rio de Janeiro, RJ ( Valuation Company ), to prepare the valuation report of Merged Company's shareholders' equity to be transferred to the Surviving Company ( Accounting Valuation Report”). 3.1.1. The appointment of the specialized company Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., as responsible for the preparation of the Valuation Report shall be ratified by a resolution issued by an Extraordinary Shareholders' Meeting of both PDET and PETROBRAS, pursuant to article 227, Paragraph 1 of Law 6,404/76. 3.1.2. According to CVM (SEC) Instruction No. 361/2002, Exhibit X, item X, d , the Valuation Company, responsible for preparing the Accounting Valuation Report, stated in said document: (i) not to hold directly, through its controller or any individuals related to them, on the date of issuance of the Valuation Report, any securities, or derivatives referred to therein, issued by the PARTIES, either in its own name or under its discretionary administration; (ii) not to maintain with the PARTIES any commercial and credit relationships of any nature that may impact the Valuation Report; (iii) not to have any conflict of interests that will diminishes the independence necessary for the performance of their duties; (iv) to have received in consideration for the valuation services, the net fixed remuneration, in national currency, in the amount of BRL19,500.00 (nineteen thousand and five hundred reals); and (v) not to have received from the PARTIES in the 12 (twelve) months prior to the date of the Valuation Report, any amount other than that referred to above, as remuneration for any consulting, valuation, audit services and similar services. 3.2. Valuation Criteria. Considering the provisions of subsection 7.2 of Circular Letter/CVM/SEP/No. 02/2018, dated 02/22/2018, which reports that, at a meeting held on 02/15/2018, under case no. 19957.011351/2017-21, CVM Plenary 81 3.1. Valuation Company. Pursuant to article 226 of Law 6,404/76, the PARTIES hired the specialized company Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., Registered with the CNPJ/MF under No. 06.298.833 / 0001- 67, headquartered at Av. President Vargas, 509 - 10º andar, in the city of Rio de Janeiro, RJ ( Valuation Company ), to prepare the valuation report of Merged Company's shareholders' equity to be transferred to the Surviving Company ( Accounting Valuation Report”). 3.1.1. The appointment of the specialized company Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., as responsible for the preparation of the Valuation Report shall be ratified by a resolution issued by an Extraordinary Shareholders' Meeting of both PDET and PETROBRAS, pursuant to article 227, Paragraph 1 of Law 6,404/76. 3.1.2. According to CVM (SEC) Instruction No. 361/2002, Exhibit X, item X, d , the Valuation Company, responsible for preparing the Accounting Valuation Report, stated in said document: (i) not to hold directly, through its controller or any individuals related to them, on the date of issuance of the Valuation Report, any securities, or derivatives referred to therein, issued by the PARTIES, either in its own name or under its discretionary administration; (ii) not to maintain with the PARTIES any commercial and credit relationships of any nature that may impact the Valuation Report; (iii) not to have any conflict of interests that will diminishes the independence necessary for the performance of their duties; (iv) to have received in consideration for the valuation services, the net fixed remuneration, in national currency, in the amount of BRL19,500.00 (nineteen thousand and five hundred reals); and (v) not to have received from the PARTIES in the 12 (twelve) months prior to the date of the Valuation Report, any amount other than that referred to above, as remuneration for any consulting, valuation, audit services and similar services. 3.2. Valuation Criteria. Considering the provisions of subsection 7.2 of Circular Letter/CVM/SEP/No. 02/2018, dated 02/22/2018, which reports that, at a meeting held on 02/15/2018, under case no. 19957.011351/2017-21, CVM Plenary 81 unanimously declared that Article 264 of Law 6,404/1976 does not apply in the case of merger operations of a wholly-owned subsidiary by an open-capital parent company, since, in the absence of non-controlling shareholders, which is the fundamental condition provided for in the Law, the PARTIES chose to adopt the accounting criteria for evaluating the Merged Company's shareholders' equity. 3.3 Merger Date-Base. Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. is a company specializing in accounting valuations and has, at the request of the management of the PARTIES, (i) valuated PDET's net worth at book value, based on the elements provided by PDET's Balance Sheet ascertained on 7/31/2017, ( Merger Base-Date ), thereby calculating the value of the shareholders' equity to be transferred to PETROBRAS, and (ii) prepared the Accounting Valuation Report, attached hereto as Exhibit I, and such values shall be submitted to previous analysis and approval of PETROBRAS shareholders, under the terms of the law. 3.4. Financial Statements. The preparation of financial statements audited by an independent auditor registered with the CVM, pursuant to article 6 of ICVM 565/2015, as well as the pro forma financial information, pursuant to article 7, also of ICVM 565/2015, have been dismissed, since the effects of the Merger comply with the provisions of article 10, caput, of said Instruction. CLAUSE FOUR - SHAREHOLDERS ‘EQUITY GLOBAL AMOUNT TO BE MERGED 4.1. According to the valuation carried out and incorporated into the Valuation Report of the Net Assets, the book value of PDET's shareholders' equity to be transferred to PETROBRAS, already adjusted to IFRS standards, is negative at BRL 415,376,376.30 (four hundred and fifteen million, three hundred and seventy-six thousand, three hundred and seventy-six reals and thirty cents), abiding by the provisions of Clause Five below. 82 unanimously declared that Article 264 of Law 6,404/1976 does not apply in the case of merger operations of a wholly-owned subsidiary by an open-capital parent company, since, in the absence of non-controlling shareholders, which is the fundamental condition provided for in the Law, the PARTIES chose to adopt the accounting criteria for evaluating the Merged Company's shareholders' equity. 3.3 Merger Date-Base. Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. is a company specializing in accounting valuations and has, at the request of the management of the PARTIES, (i) valuated PDET's net worth at book value, based on the elements provided by PDET's Balance Sheet ascertained on 7/31/2017, ( Merger Base-Date ), thereby calculating the value of the shareholders' equity to be transferred to PETROBRAS, and (ii) prepared the Accounting Valuation Report, attached hereto as Exhibit I, and such values shall be submitted to previous analysis and approval of PETROBRAS shareholders, under the terms of the law. 3.4. Financial Statements. The preparation of financial statements audited by an independent auditor registered with the CVM, pursuant to article 6 of ICVM 565/2015, as well as the pro forma financial information, pursuant to article 7, also of ICVM 565/2015, have been dismissed, since the effects of the Merger comply with the provisions of article 10, caput, of said Instruction. CLAUSE FOUR - SHAREHOLDERS ‘EQUITY GLOBAL AMOUNT TO BE MERGED 4.1. According to the valuation carried out and incorporated into the Valuation Report of the Net Assets, the book value of PDET's shareholders' equity to be transferred to PETROBRAS, already adjusted to IFRS standards, is negative at BRL 415,376,376.30 (four hundred and fifteen million, three hundred and seventy-six thousand, three hundred and seventy-six reals and thirty cents), abiding by the provisions of Clause Five below. 82

4.2. The value of such ascertained negative shareholders' equity corresponds exactly to PETROBRAS active investment account, since PDET is a PETROBRAS subsidiary. Accordingly, as a consequence of the Merger, PETROBRAS accounting will merely replace such PETROBRAS assets represented by Petrobras' investment account referring to the participation in PDET capital stock by the assets and liabilities from PDET Balance Sheet. 4.3. The replacement of PETROBRAS investments in PDET by such assets and liabilities from PDET Balance Sheet shall not imply any change in the value of PETROBRAS net worth. 4.4. PDET assets, rights and obligations making up the PDET's negative net worth to be transferred to PETROBRAS are detailed in the Valuation Report. 4.5. The balances of Merged Company's creditor and debtor accounts shall be transferred to Surviving Company's accounting books, with the necessary adjustments. CLAUSE FIVE - TREATMENT OF CHANGES IN EQUITY UNTIL MERGER DATE 5.1. Changes in equity ascertained in the period between the Merger Date and the actual Merger shall remain posted in PDET’s books and shall be absorbed and transferred to PETROBRAS' books at their respective values on the date of the Merger, without any change to such values adopted in this Merger Protocol and Justification. CLAUSE SIX - EXTINCTION OF PDET 6.1. Non-existing Substitution Relationship. For the purposes of the Merger proposed in this Protocol and Justification, no PETROBRAS shares shall be 83 4.2. The value of such ascertained negative shareholders' equity corresponds exactly to PETROBRAS active investment account, since PDET is a PETROBRAS subsidiary. Accordingly, as a consequence of the Merger, PETROBRAS accounting will merely replace such PETROBRAS assets represented by Petrobras' investment account referring to the participation in PDET capital stock by the assets and liabilities from PDET Balance Sheet. 4.3. The replacement of PETROBRAS investments in PDET by such assets and liabilities from PDET Balance Sheet shall not imply any change in the value of PETROBRAS net worth. 4.4. PDET assets, rights and obligations making up the PDET's negative net worth to be transferred to PETROBRAS are detailed in the Valuation Report. 4.5. The balances of Merged Company's creditor and debtor accounts shall be transferred to Surviving Company's accounting books, with the necessary adjustments. CLAUSE FIVE - TREATMENT OF CHANGES IN EQUITY UNTIL MERGER DATE 5.1. Changes in equity ascertained in the period between the Merger Date and the actual Merger shall remain posted in PDET’s books and shall be absorbed and transferred to PETROBRAS' books at their respective values on the date of the Merger, without any change to such values adopted in this Merger Protocol and Justification. CLAUSE SIX - EXTINCTION OF PDET 6.1. Non-existing Substitution Relationship. For the purposes of the Merger proposed in this Protocol and Justification, no PETROBRAS shares shall be 83 assigned to PDET shareholders, since PETROBRAS holds the totality of the shares issued by the Merged Company. 6.1.2. Consequently, the totality of PDET's shares shall become extinct, based on article 226, paragraph 1 of Law 6,404/76, with such necessary adjustments and adaptations to PETROBRAS' accounting records. 6.1.3. There shall be no charge-off or issue of new PETROBRAS shares by virtue of the Merger, nor any change in the value of its capital stock, so that, at the end of the Merger, PETROBRAS' capital stock shall remain unchanged in the amount of R$ 205,431,960,490 (two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety reals and fifty- two cents) divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred and ninety-six thousand, nine hundred and thirty) shares of no par value, of which 7,442,454,142 (seven billion, four hundred and forty-two million, four hundred and fifty-four thousand, one hundred and forty-two) are common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight) are preferred shares. Consequently, there shall be no change in PETROBRAS' By-Laws due to the Merger. 6.2. Right of Withdrawal. Considering that the Surviving Company is the sole shareholder of the Merged Company, approval of the Merger in the Merged Company's general meeting will depend on the affirmative vote of its sole shareholder. Accordingly, there will be no dissenting shareholder, pursuant to article 137 and article 230 of Law 6,404/76. In addition, pursuant to articles 136 c/w 137 of Law 6,404/76, the shareholders of the Surviving Company will not be entitled to any withdrawal rights arising out of the approval of the Merger by the general meeting of shareholders. Therefore, no adjustment in corporate shareholding will be necessary due to the exercise of the right of withdrawal. 6.3. Shares of a company held by another company. The Merged Company is not the owner of the shares issued by the Surviving Company. 84 assigned to PDET shareholders, since PETROBRAS holds the totality of the shares issued by the Merged Company. 6.1.2. Consequently, the totality of PDET's shares shall become extinct, based on article 226, paragraph 1 of Law 6,404/76, with such necessary adjustments and adaptations to PETROBRAS' accounting records. 6.1.3. There shall be no charge-off or issue of new PETROBRAS shares by virtue of the Merger, nor any change in the value of its capital stock, so that, at the end of the Merger, PETROBRAS' capital stock shall remain unchanged in the amount of R$ 205,431,960,490 (two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety reals and fifty- two cents) divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred and ninety-six thousand, nine hundred and thirty) shares of no par value, of which 7,442,454,142 (seven billion, four hundred and forty-two million, four hundred and fifty-four thousand, one hundred and forty-two) are common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight) are preferred shares. Consequently, there shall be no change in PETROBRAS' By-Laws due to the Merger. 6.2. Right of Withdrawal. Considering that the Surviving Company is the sole shareholder of the Merged Company, approval of the Merger in the Merged Company's general meeting will depend on the affirmative vote of its sole shareholder. Accordingly, there will be no dissenting shareholder, pursuant to article 137 and article 230 of Law 6,404/76. In addition, pursuant to articles 136 c/w 137 of Law 6,404/76, the shareholders of the Surviving Company will not be entitled to any withdrawal rights arising out of the approval of the Merger by the general meeting of shareholders. Therefore, no adjustment in corporate shareholding will be necessary due to the exercise of the right of withdrawal. 6.3. Shares of a company held by another company. The Merged Company is not the owner of the shares issued by the Surviving Company. 84

6.4. Extinction of PDET and Succession. PDET will become extinct ipso jure, in the form of the law, upon the approval of the Merger by the Surviving Company. After the registration of the acts of the Merger in the Commercial Registry and publication thereof, third parties will be notified of its legal termination. Pursuant to Art. 234 of Law 6,404/76, the certificate of the Merger, issued by the Commercial Registry, will be the effective document for the registration, both in the public and private registers, of the universal succession of PETROBRAS in all PDET's assets, rights and obligations. 6.5. It shall be incumbent upon PETROBRAS administrators to carry out all required acts, registrations and annotations seeking the regularization, formalization and implementation of the Merger as well as the provisions of this Protocol and Justification, and PETROBRAS shall bear all costs and expenses arising from such implementation, including expenses with publications, registrations and annotations. CLAUSE SEVEN - NOTIFICATION TO PETROBRAS' BOARD OF DIRECTORS AND BOARD OF AUDITITORS, TO PDET ADMINISTRATORS, AND APPROVAL BY THE GENERAL SHAREHOLDERS' MEETING OF BOTH PETROBRAS AND PDET 7.1. Board of Directors and Fiscal Council. In compliance with the provisions of article 163, indent III, of Law 6,404/76, PETROBRAS' and PDET's By-Laws, PETROBRAS' Board of Auditors shall issue an opinion on the Operation, and PETROBRAS' Board of Directors and the PDET's Management shall be served notice of the Operation, further ratifying the hiring of the audit company for the valuation of PDET's net worth, besides convening the Extraordinary Shareholders' Meetings that will decide on the Operation. 7.2. Extraordinary General Meeting. For the implementation of the Operation, the Extraordinary General Meeting of the shareholders of both PETROBRAS and PDET will be convened, abiding by such deadlines and other procedures established by law, to: (i) approve of this Protocol and Justification of the Merger; 85 6.4. Extinction of PDET and Succession. PDET will become extinct ipso jure, in the form of the law, upon the approval of the Merger by the Surviving Company. After the registration of the acts of the Merger in the Commercial Registry and publication thereof, third parties will be notified of its legal termination. Pursuant to Art. 234 of Law 6,404/76, the certificate of the Merger, issued by the Commercial Registry, will be the effective document for the registration, both in the public and private registers, of the universal succession of PETROBRAS in all PDET's assets, rights and obligations. 6.5. It shall be incumbent upon PETROBRAS administrators to carry out all required acts, registrations and annotations seeking the regularization, formalization and implementation of the Merger as well as the provisions of this Protocol and Justification, and PETROBRAS shall bear all costs and expenses arising from such implementation, including expenses with publications, registrations and annotations. CLAUSE SEVEN - NOTIFICATION TO PETROBRAS' BOARD OF DIRECTORS AND BOARD OF AUDITITORS, TO PDET ADMINISTRATORS, AND APPROVAL BY THE GENERAL SHAREHOLDERS' MEETING OF BOTH PETROBRAS AND PDET 7.1. Board of Directors and Fiscal Council. In compliance with the provisions of article 163, indent III, of Law 6,404/76, PETROBRAS' and PDET's By-Laws, PETROBRAS' Board of Auditors shall issue an opinion on the Operation, and PETROBRAS' Board of Directors and the PDET's Management shall be served notice of the Operation, further ratifying the hiring of the audit company for the valuation of PDET's net worth, besides convening the Extraordinary Shareholders' Meetings that will decide on the Operation. 7.2. Extraordinary General Meeting. For the implementation of the Operation, the Extraordinary General Meeting of the shareholders of both PETROBRAS and PDET will be convened, abiding by such deadlines and other procedures established by law, to: (i) approve of this Protocol and Justification of the Merger; 85

(ii) ratify the hiring of the Valuation Company to prepare the Valuation Report; (iii) approve the Valuation Report; (iv) approve the Merger, with the consequent extinction of the Merged Company; and (v) authorize the administrators to perform all acts necessary to the effective implementation of the Merger. CLAUSE EIGHT - GENERAL PROVISIONS 8.1. Documents Available to Shareholders. All documents referred to in this Protocol and Justification shall be available to PETROBRAS shareholders and may be read at both PETROBRAS head office and website (www.petrobras.com.br), at the Comissão de Valores Mobiliários (CVM), at Rua Sete de Setembro , nº 111, 5th floor - Consultation Center, Downtown, Rio de Janeiro/RJ or at Rua Cincinato Braga, nº 340, 2nd to 4th floors - Ed. Delta Plaza, São Paulo/SP and on the website (www.cvm.gov.br) and at BM&FBOVESPA, at Rua XV de Novembro, nº 275, São Paulo/SP an on Bovespa's website (www.bmfbovespa.com.br). 8.1.1. To access said documents PETROBRAS shareholders (or their duly retained attorneys-in-fact) shall be required to provide evidence of their status as shareholders, pursuant to article 126 of Law 6,404/76. In witness whereof, the PARTIES sign this Protocol and Justification in two (2) counterparts of equal content, in the presence of the witnesses below: Rio de Janeiro, October 24, 2018. PETROLEO BRASILEIRO S.A. - PETROBRAS ___________________________ Rafael Salvador Grisolia Chief Financial Officer and Investor Relations Officer 86 (ii) ratify the hiring of the Valuation Company to prepare the Valuation Report; (iii) approve the Valuation Report; (iv) approve the Merger, with the consequent extinction of the Merged Company; and (v) authorize the administrators to perform all acts necessary to the effective implementation of the Merger. CLAUSE EIGHT - GENERAL PROVISIONS 8.1. Documents Available to Shareholders. All documents referred to in this Protocol and Justification shall be available to PETROBRAS shareholders and may be read at both PETROBRAS head office and website (www.petrobras.com.br), at the Comissão de Valores Mobiliários (CVM), at Rua Sete de Setembro , nº 111, 5th floor - Consultation Center, Downtown, Rio de Janeiro/RJ or at Rua Cincinato Braga, nº 340, 2nd to 4th floors - Ed. Delta Plaza, São Paulo/SP and on the website (www.cvm.gov.br) and at BM&FBOVESPA, at Rua XV de Novembro, nº 275, São Paulo/SP an on Bovespa's website (www.bmfbovespa.com.br). 8.1.1. To access said documents PETROBRAS shareholders (or their duly retained attorneys-in-fact) shall be required to provide evidence of their status as shareholders, pursuant to article 126 of Law 6,404/76. In witness whereof, the PARTIES sign this Protocol and Justification in two (2) counterparts of equal content, in the presence of the witnesses below: Rio de Janeiro, October 24, 2018. PETROLEO BRASILEIRO S.A. - PETROBRAS ___________________________ Rafael Salvador Grisolia Chief Financial Officer and Investor Relations Officer 86

______________________________ PDET Offshore S / A Pedro Albuquerque Zappa CEO Vitor João Batista Torres Filho Executive Officer Witnesses: Name: Mário Toledo Saladini Name: Leandro Fonseca de Oliveira CPF: 288.641.237-68 CPF: 093.078.127-99 Exhibit I - Valuation Report 87 ______________________________ PDET Offshore S / A Pedro Albuquerque Zappa CEO Vitor João Batista Torres Filho Executive Officer Witnesses: Name: Mário Toledo Saladini Name: Leandro Fonseca de Oliveira CPF: 288.641.237-68 CPF: 093.078.127-99 Exhibit I - Valuation Report 87

ANNEX II Appraisal Report ANNEX II Appraisal Report

ANNEX III Contract signed with Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda ANNEX III Contract signed with Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda

LETTER-AGREEMENT PDET No. ICJ 0077.0109157.18.3 Opportunity Petronect 7002144726 PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a government-controlled company, registered in the National Registry of Legal Entities of the Ministry of Finance under no. 33.000.167 / 0001-01, headquartered at Avenida República do Chile, 65, Rio de Janeiro - RJ, hereinafter referred to as PETROBRAS, herein represented by the Managers Leandro Fonseca de Oliveira and Milton Piraino Junior; Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., Headquartered at Av. Hereinafter referred to as SERVICE PROVIDER, herein represented by its partners, Francisco Vargas, 509 - 10º andar, in the city of Rio de Janeiro, RJ, enrolled in the National Registry of Legal Entity of the Ministry of Finance under No. 06.298.833 / 0001-67 Alves de Oliveira e José Roberto da Rocha Mansur. The partners of the SERVICE PROVIDER are: Francisco Alves de Oliveira, CPF 673.564.517-00; Walnei Almeida Ugatti, CPF 913.781.177-00; Aluízio da Silva Lessa, CPF 361.109.067-00; José Roberto da Rocha Mansur, CPF 908.671.817- 53; Luiz Alexandre Peixoto Pinto, CPF 002.462.147-16; Tabata Pinto Guimarães, CPF 055.096.657-93; Paulo Alexandre Vieira de Araujo, CPF 019.662.317-09; Marcelo dos Santos Reis, CPF 116.156.967-76; Elisângela Martins de Souza Castro, CPF 033.467.357-70; Josimar Fabiano Teixeira Gomes, CPF 125.156.267-18 and João Batista Moraes de Oliveira, CPF 022.147.318-14. PETROBRAS authorizes the SERVICE PROVIDER to perform the services described in the item below - PURPOSE - and detailed in the Exhibits that integrate and complement this LETTER-AGREEMENT. 1. PURPOSE: Services for the preparation of appraisal reports of net book assets for the companies PDET Offshore S/A in accordance with the conditions established herein and with the General Conditions of Contract, attached to this LETTER-AGREEMENT. 2. FRAMEWORK: Waiver of articles 120 and 126, item II. of Petrobras' Bids and Contracts Regulation, in accordance with Article 29 of Law 13303/16. 3. PRICE: BRL 19,500.00 (nineteen thousand and five hundred reais) in which all costs, inputs, expenses and other legal and tax obligations are considered in order to comply with the contractual provisions until the final term of this LETTER- AGREEMENT, and there are no claims for price revision , compensation or reimbursement, except for the reimbursement hypotheses, when provided for in the Service Specification Exhibit and subject to the provisions of item 6 - TAX INCIDENCE of Exhibit 1 - General Contract Conditions 3.1. The labor costs reflect the updated prices in the month of the proposal, Page 1 of 27 LETTER-AGREEMENT PDET No. ICJ 0077.0109157.18.3 Opportunity Petronect 7002144726 PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a government-controlled company, registered in the National Registry of Legal Entities of the Ministry of Finance under no. 33.000.167 / 0001-01, headquartered at Avenida República do Chile, 65, Rio de Janeiro - RJ, hereinafter referred to as PETROBRAS, herein represented by the Managers Leandro Fonseca de Oliveira and Milton Piraino Junior; Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., Headquartered at Av. Hereinafter referred to as SERVICE PROVIDER, herein represented by its partners, Francisco Vargas, 509 - 10º andar, in the city of Rio de Janeiro, RJ, enrolled in the National Registry of Legal Entity of the Ministry of Finance under No. 06.298.833 / 0001-67 Alves de Oliveira e José Roberto da Rocha Mansur. The partners of the SERVICE PROVIDER are: Francisco Alves de Oliveira, CPF 673.564.517-00; Walnei Almeida Ugatti, CPF 913.781.177-00; Aluízio da Silva Lessa, CPF 361.109.067-00; José Roberto da Rocha Mansur, CPF 908.671.817- 53; Luiz Alexandre Peixoto Pinto, CPF 002.462.147-16; Tabata Pinto Guimarães, CPF 055.096.657-93; Paulo Alexandre Vieira de Araujo, CPF 019.662.317-09; Marcelo dos Santos Reis, CPF 116.156.967-76; Elisângela Martins de Souza Castro, CPF 033.467.357-70; Josimar Fabiano Teixeira Gomes, CPF 125.156.267-18 and João Batista Moraes de Oliveira, CPF 022.147.318-14. PETROBRAS authorizes the SERVICE PROVIDER to perform the services described in the item below - PURPOSE - and detailed in the Exhibits that integrate and complement this LETTER-AGREEMENT. 1. PURPOSE: Services for the preparation of appraisal reports of net book assets for the companies PDET Offshore S/A in accordance with the conditions established herein and with the General Conditions of Contract, attached to this LETTER-AGREEMENT. 2. FRAMEWORK: Waiver of articles 120 and 126, item II. of Petrobras' Bids and Contracts Regulation, in accordance with Article 29 of Law 13303/16. 3. PRICE: BRL 19,500.00 (nineteen thousand and five hundred reais) in which all costs, inputs, expenses and other legal and tax obligations are considered in order to comply with the contractual provisions until the final term of this LETTER- AGREEMENT, and there are no claims for price revision , compensation or reimbursement, except for the reimbursement hypotheses, when provided for in the Service Specification Exhibit and subject to the provisions of item 6 - TAX INCIDENCE of Exhibit 1 - General Contract Conditions 3.1. The labor costs reflect the updated prices in the month of the proposal, Page 1 of 27 therefore, no claim based on salary review based on agreements, conventions or dissidents occurred during the course of the contract. 4. DATE OF THE PROPOSAL: 8/14/2018 5. FINES: 5.1. DEFAULT- 0.5% (zero point five percent) on the contractual value, per day of delay in the delivery of the service or in compliance with contractual requirements, provided that the causes are attributable to the SERVICE PROVIDER. 5.1.1. The lack of information to PETROBRAS about the occurrence of an accident at PETROBRAS premises, with its employees or third parties at its service, linked to the execution of this LETTER-AGREEMENT and the non-issue of the Work Accident Notice - CAT, under the conditions and legal deadlines, entail the application of a fine of BRL 1,200.00 (one thousand and two hundred reais), for each occurrence. 5.1.2. The sum of the amounts of the moratorium fines shall be limited to 30% (thirty percent) of the contractual value. 5.2. COMPENSATORIES - PETROBRAS may apply to the SERVICE PROVIDER the following compensatory fines, and the SERVICE PROVIDER shall also be liable for any additional indemnity in the amount equivalent to the excess damage that causes, in the form of the Sole Paragraph, art. 416 of the Civil Code: 5.2.1 - For the total noncompliance of the contractual object: 30% (thirty percent) levied on the value of the contract. 5.2.2 - For noncompliance, irregular or defective performance of part of the contractual object: 15% (fifteen percent) levied on the value of the contract. 5.3. For the application of any fine, moratorium or compensatory, the SERVICE PROVIDER shall be notified in advance, in writing, and shall be given a period of 10 (ten) working days for defense. 6. FIXED AND IRRECONCILIABLE PRICES: Contractual prices are fixed and irreconcilable. 7. BANK DATA: Bank Code: 033 -Santander, Branch: 1330-7, Checking Account: 13001606-6 8. DEADLINE FOR PERFORMANCE OF THE SERVICE: 15 (fifteen) business days after the request of the awards. 8.1 THE TERM OF THE LETTER-AGREEMENT: 360 (three hundred and Page 2 of 27 therefore, no claim based on salary review based on agreements, conventions or dissidents occurred during the course of the contract. 4. DATE OF THE PROPOSAL: 8/14/2018 5. FINES: 5.1. DEFAULT- 0.5% (zero point five percent) on the contractual value, per day of delay in the delivery of the service or in compliance with contractual requirements, provided that the causes are attributable to the SERVICE PROVIDER. 5.1.1. The lack of information to PETROBRAS about the occurrence of an accident at PETROBRAS premises, with its employees or third parties at its service, linked to the execution of this LETTER-AGREEMENT and the non-issue of the Work Accident Notice - CAT, under the conditions and legal deadlines, entail the application of a fine of BRL 1,200.00 (one thousand and two hundred reais), for each occurrence. 5.1.2. The sum of the amounts of the moratorium fines shall be limited to 30% (thirty percent) of the contractual value. 5.2. COMPENSATORIES - PETROBRAS may apply to the SERVICE PROVIDER the following compensatory fines, and the SERVICE PROVIDER shall also be liable for any additional indemnity in the amount equivalent to the excess damage that causes, in the form of the Sole Paragraph, art. 416 of the Civil Code: 5.2.1 - For the total noncompliance of the contractual object: 30% (thirty percent) levied on the value of the contract. 5.2.2 - For noncompliance, irregular or defective performance of part of the contractual object: 15% (fifteen percent) levied on the value of the contract. 5.3. For the application of any fine, moratorium or compensatory, the SERVICE PROVIDER shall be notified in advance, in writing, and shall be given a period of 10 (ten) working days for defense. 6. FIXED AND IRRECONCILIABLE PRICES: Contractual prices are fixed and irreconcilable. 7. BANK DATA: Bank Code: 033 -Santander, Branch: 1330-7, Checking Account: 13001606-6 8. DEADLINE FOR PERFORMANCE OF THE SERVICE: 15 (fifteen) business days after the request of the awards. 8.1 THE TERM OF THE LETTER-AGREEMENT: 360 (three hundred and Page 2 of 27 sixty) days. START: 8/29/2018 TERM: 8/23/2019 The days indicated for the shutdown of the service for reasons that are independent of the SERVICE PROVIDER's will or control, verified and accepted by Petrobras' inspection, shall be added to the above-mentioned period. 9. JURISDICTION The Court of the District of Rio de Janeiro / RJ is hereby elected, with the express waiver of any other, however privileged, to resolve any matter arising from this LETTER-AGREEMENT. 10. GENERAL PROVISIONS 10.1 - The following Exhibits are part of this LETTER-AGREEMENT: Exhibit no 01 - General Conditions of Contract Exhibit no 02 - Price Worksheet Exhibit no 03 - Specification of the Services Exhibit no 04 - Criteria for Measuring Service Exhibit no 05 - Instructions for Use of Petrobras Facilities Exhibit no 06 - SERVICE PROVIDER's Proposal 10.2 In the event of divergence between the provisions contained in the Exhibits and those of this instrument, the latter shall prevail. 10.3 - Amendments to the contractual provisions will be made by additive, when they arise from supervening factors or opportunities that require their revision. 10.4 - This LETTER-AGREEMENT is also governed by Law 13303/16 of June 30, 2016, and by the Petrobras Bid and Contract Regulation. Rio de Janeiro, August 29, 2018. _____________________________ ____________________________ Petróleo Brasileiro S/A Petróleo Brasileiro S/A _______________________ ___________________________ Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. Page 3 of 27 sixty) days. START: 8/29/2018 TERM: 8/23/2019 The days indicated for the shutdown of the service for reasons that are independent of the SERVICE PROVIDER's will or control, verified and accepted by Petrobras' inspection, shall be added to the above-mentioned period. 9. JURISDICTION The Court of the District of Rio de Janeiro / RJ is hereby elected, with the express waiver of any other, however privileged, to resolve any matter arising from this LETTER-AGREEMENT. 10. GENERAL PROVISIONS 10.1 - The following Exhibits are part of this LETTER-AGREEMENT: Exhibit no 01 - General Conditions of Contract Exhibit no 02 - Price Worksheet Exhibit no 03 - Specification of the Services Exhibit no 04 - Criteria for Measuring Service Exhibit no 05 - Instructions for Use of Petrobras Facilities Exhibit no 06 - SERVICE PROVIDER's Proposal 10.2 In the event of divergence between the provisions contained in the Exhibits and those of this instrument, the latter shall prevail. 10.3 - Amendments to the contractual provisions will be made by additive, when they arise from supervening factors or opportunities that require their revision. 10.4 - This LETTER-AGREEMENT is also governed by Law 13303/16 of June 30, 2016, and by the Petrobras Bid and Contract Regulation. Rio de Janeiro, August 29, 2018. _____________________________ ____________________________ Petróleo Brasileiro S/A Petróleo Brasileiro S/A _______________________ ___________________________ Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. Page 3 of 27

Francisco Alves de Oliveira José Roberto da Rocha Mansur CPF: 673.564.517-00 CPF: 908.671.817-53 WITNESSES: ____________________________ ________________________ Name: Lílian Bullé Gomes da Silva Name: Mario Toledo Saladini CPF: 027.409.937-30 CPF: 288.641.237-68 Page 4 of 27 Francisco Alves de Oliveira José Roberto da Rocha Mansur CPF: 673.564.517-00 CPF: 908.671.817-53 WITNESSES: ____________________________ ________________________ Name: Lílian Bullé Gomes da Silva Name: Mario Toledo Saladini CPF: 027.409.937-30 CPF: 288.641.237-68 Page 4 of 27

GENERAL CONTRACTUAL CONDITIONS Exhibit No 1 1. SPECIFICATIONS 1.1 - In the execution of the service, the SERVICE PROVIDER shall strictly comply with the specifications of this LETTER-AGREEMENT and its Exhibits. Any change can only be made by prior written consent of PETROBRAS. 2. FORM OF PAYMENT 2.1 - The payments due shall be made by PETROBRAS, through a bill of payment issued by a bank (simple collection mode and registered in the CNAB240 standard) in the name of the SERVICE PROVIDER, whose maturity will occur on the 30th (thirtieth) day, counted of the date of acceptance by Petrobras in accordance with Exhibit 03, provided that the SERVICE PROVIDER submits, by the 4th (fourth) business day of the month following the acceptance, the collection documents (invoice and / or invoice containing an express indication of the establishment of PETROBRAS, service provider) indispensable to the regularity of payment. 2.1.1 - The payments may be made by means of a deposit in the current account of the SERVICE PROVIDER. 2.1.2 - The presentation of the collection document outside the deadline set forth in item 2.1 or in disregard of the provisions of item 2.1.4 will entail the postponement of the payment for the same period as the delay in delivery of said documentation. 2.1.3 - No invoice of the SERVICE PROVIDER shall be processed without having previously been issued the respective Measurement Report. 2.1.4 - In addition to the date of signing of this LETTER-AGREEMENT, the following information must be included in the invoices: . The number of the contract - ICJ; . The Measurement Report number; . The name and code of the bank; . Branch, code and address; . SERVICE PROVIDER's current account number. 2.1.4.1 - Whenever an invoice with bank information other than those indicated by item 2.1.4 is presented, these changes will only be considered if accompanied by a formal communication from the SERVICE PROVIDER and will only prevail for the specific purpose of this payment. Page 5 of 27 GENERAL CONTRACTUAL CONDITIONS Exhibit No 1 1. SPECIFICATIONS 1.1 - In the execution of the service, the SERVICE PROVIDER shall strictly comply with the specifications of this LETTER-AGREEMENT and its Exhibits. Any change can only be made by prior written consent of PETROBRAS. 2. FORM OF PAYMENT 2.1 - The payments due shall be made by PETROBRAS, through a bill of payment issued by a bank (simple collection mode and registered in the CNAB240 standard) in the name of the SERVICE PROVIDER, whose maturity will occur on the 30th (thirtieth) day, counted of the date of acceptance by Petrobras in accordance with Exhibit 03, provided that the SERVICE PROVIDER submits, by the 4th (fourth) business day of the month following the acceptance, the collection documents (invoice and / or invoice containing an express indication of the establishment of PETROBRAS, service provider) indispensable to the regularity of payment. 2.1.1 - The payments may be made by means of a deposit in the current account of the SERVICE PROVIDER. 2.1.2 - The presentation of the collection document outside the deadline set forth in item 2.1 or in disregard of the provisions of item 2.1.4 will entail the postponement of the payment for the same period as the delay in delivery of said documentation. 2.1.3 - No invoice of the SERVICE PROVIDER shall be processed without having previously been issued the respective Measurement Report. 2.1.4 - In addition to the date of signing of this LETTER-AGREEMENT, the following information must be included in the invoices: . The number of the contract - ICJ; . The Measurement Report number; . The name and code of the bank; . Branch, code and address; . SERVICE PROVIDER's current account number. 2.1.4.1 - Whenever an invoice with bank information other than those indicated by item 2.1.4 is presented, these changes will only be considered if accompanied by a formal communication from the SERVICE PROVIDER and will only prevail for the specific purpose of this payment. Page 5 of 27

2.1.4.2. - There is no remuneration for the period required for the payment of invoices. 2.2 - PETROBRAS shall be entitled to deduct from the payment due to the SERVICE PROVIDER, pursuant to this LETTER-AGREEMENT or in any contract with PETROBRAS, communicating to it, in any event, the decision, in advance of 05 (five) days in writing, amounts corresponding to: 2.2.1 - all debts to which it has given cause, notably fines of any kind and those arising from tax, social security and labor obligations, plus consequences; 2.2.2 - expenses related to the correction of failures; 2.2.3 - inputs of their responsibility not provided; 2.2.4 - use of PETROBRAS materials or equipment whose supply is an obligation of the SERVICE PROVIDER. 2.2.5 - In the event that PETROBRAS makes deductions from SERVICE PROVIDER's invoices that are subsequently found to be incorrect or contrary to the provisions of this LETTER-AGREEMENT, the amounts incorrectly deducted must be returned within 05 (five) business days, counted of the conclusion of the internal procedure of PETROBRAS that recognizes the realization of undue deductions, updated exclusively based on the SELIC Rate, considering the period between the day of the deduction made and the day before the return of the deducted amounts. 2.3 - The basic price values should be highlighted in a single billing document. 3. EMPLOYEE'S OBLIGATIONS 3.1 - The obligations of the SERVICE PROVIDER, without prejudice to the others specified in this LETTER-AGREEMENT or its Exhibits: 3.1.1 - Keep during the execution of this LETTER-AGREEMENT the regularity before the Labor Court, periodically proven by the Negative Certificate of Labor Debts - or Positive with Negative Effects. 3.1.2 - Execute the service contracted hereunder, in accordance with what is established in this LETTER-AGREEMENT and its Exhibits, within the terms and conditions established therein. 3.1.3 - Facilitate the action of the PETROBRAS Supervision, providing information and documents related to the service in execution and responding promptly to the observations and requirements presented by it. 3.1.4 - Redo or repair, at its expense and within the periods stipulated by the Inspection, any and all services performed in disagreement with this LETTER-AGREEMENT and its Exhibits, even those already registered in Page 6 of 27 2.1.4.2. - There is no remuneration for the period required for the payment of invoices. 2.2 - PETROBRAS shall be entitled to deduct from the payment due to the SERVICE PROVIDER, pursuant to this LETTER-AGREEMENT or in any contract with PETROBRAS, communicating to it, in any event, the decision, in advance of 05 (five) days in writing, amounts corresponding to: 2.2.1 - all debts to which it has given cause, notably fines of any kind and those arising from tax, social security and labor obligations, plus consequences; 2.2.2 - expenses related to the correction of failures; 2.2.3 - inputs of their responsibility not provided; 2.2.4 - use of PETROBRAS materials or equipment whose supply is an obligation of the SERVICE PROVIDER. 2.2.5 - In the event that PETROBRAS makes deductions from SERVICE PROVIDER's invoices that are subsequently found to be incorrect or contrary to the provisions of this LETTER-AGREEMENT, the amounts incorrectly deducted must be returned within 05 (five) business days, counted of the conclusion of the internal procedure of PETROBRAS that recognizes the realization of undue deductions, updated exclusively based on the SELIC Rate, considering the period between the day of the deduction made and the day before the return of the deducted amounts. 2.3 - The basic price values should be highlighted in a single billing document. 3. EMPLOYEE'S OBLIGATIONS 3.1 - The obligations of the SERVICE PROVIDER, without prejudice to the others specified in this LETTER-AGREEMENT or its Exhibits: 3.1.1 - Keep during the execution of this LETTER-AGREEMENT the regularity before the Labor Court, periodically proven by the Negative Certificate of Labor Debts - or Positive with Negative Effects. 3.1.2 - Execute the service contracted hereunder, in accordance with what is established in this LETTER-AGREEMENT and its Exhibits, within the terms and conditions established therein. 3.1.3 - Facilitate the action of the PETROBRAS Supervision, providing information and documents related to the service in execution and responding promptly to the observations and requirements presented by it. 3.1.4 - Redo or repair, at its expense and within the periods stipulated by the Inspection, any and all services performed in disagreement with this LETTER-AGREEMENT and its Exhibits, even those already registered in Page 6 of 27 the Measurement Report. 3.1.4.1 - If it is necessary to redo the service, the SERVICE PROVIDER is obliged to perform it under the contracted conditions, at the expense of the respective expenses. Leaving the SERVICE PROVIDER to reinstate it, PETROBRAS may contract a third party to perform the service, recognizing that the SERVICE PROVIDER is responsible for reimbursing PETROBRAS of the amount paid to the third party contracted, and for the purposes of this item, the provisions of item 9 - RESPONSIBILITY OF THE PARTIES. 3.1.5 - Respond for any damage or loss caused to PETROBRAS or to third parties, subject to the provisions of item 9 - LIABILITY OF THE PARTIES. 3.1.6 - To bear all the costs of the Labor and Social Security Laws and others due to its personnel. 3.1.7 - Ensure that no employee of his staff, by action or omission, conceals, participates in concealment or tolerates the concealment of an accident at work occurring as a result of the execution of this LETTER-AGREEMENT. 3.1.8 - Issue Communication of Work Accident - CAT, under the conditions and legal deadlines, in the event of an accident at work with its employees who work at PETROBRAS facilities. 3.1.9 - Inform PETROBRAS, within two (2) consecutive days, after the occurrence, of any work accident with its employees or with employees of its subcontractors or assignees, who work at PETROBRAS facilities. 3.1.10 - PETROBRAS reserves the right to inspect compliance with the obligation set forth in item 3.1.9, and may require the SERVICE PROVIDER to prove that it issued the Notice of Work Accident - CAT, under the conditions and legal deadlines. 3.1.11 - To facilitate and not impede the inspection action by PETROBRAS regarding compliance with the obligations set forth in items 3.1.9 and 3.1.10, and may be required to prove that the company itself, as well as any subcontractors, issued the Notice of Work Accident - CAT, under the conditions and legal deadlines. 3.1.12 - Use exclusively of its employees to perform contracted services, except in case of subcontracting previously authorized by PETROBRAS. 3.1.13 - Refrain from using, in all activities related to the execution of this LETTER-AGREEMENT, child labor, under the terms of item XXXIII of article 7 of the Constitution of the Republic, as well as not using labor in condition similar to that of slave, and must include a specific clause to this effect in contracts signed with suppliers of their inputs and / or service providers, under penalty of fine or termination of this LETTER-AGREEMENT, without prejudice to other appropriate measures. Page 7 of 27 the Measurement Report. 3.1.4.1 - If it is necessary to redo the service, the SERVICE PROVIDER is obliged to perform it under the contracted conditions, at the expense of the respective expenses. Leaving the SERVICE PROVIDER to reinstate it, PETROBRAS may contract a third party to perform the service, recognizing that the SERVICE PROVIDER is responsible for reimbursing PETROBRAS of the amount paid to the third party contracted, and for the purposes of this item, the provisions of item 9 - RESPONSIBILITY OF THE PARTIES. 3.1.5 - Respond for any damage or loss caused to PETROBRAS or to third parties, subject to the provisions of item 9 - LIABILITY OF THE PARTIES. 3.1.6 - To bear all the costs of the Labor and Social Security Laws and others due to its personnel. 3.1.7 - Ensure that no employee of his staff, by action or omission, conceals, participates in concealment or tolerates the concealment of an accident at work occurring as a result of the execution of this LETTER-AGREEMENT. 3.1.8 - Issue Communication of Work Accident - CAT, under the conditions and legal deadlines, in the event of an accident at work with its employees who work at PETROBRAS facilities. 3.1.9 - Inform PETROBRAS, within two (2) consecutive days, after the occurrence, of any work accident with its employees or with employees of its subcontractors or assignees, who work at PETROBRAS facilities. 3.1.10 - PETROBRAS reserves the right to inspect compliance with the obligation set forth in item 3.1.9, and may require the SERVICE PROVIDER to prove that it issued the Notice of Work Accident - CAT, under the conditions and legal deadlines. 3.1.11 - To facilitate and not impede the inspection action by PETROBRAS regarding compliance with the obligations set forth in items 3.1.9 and 3.1.10, and may be required to prove that the company itself, as well as any subcontractors, issued the Notice of Work Accident - CAT, under the conditions and legal deadlines. 3.1.12 - Use exclusively of its employees to perform contracted services, except in case of subcontracting previously authorized by PETROBRAS. 3.1.13 - Refrain from using, in all activities related to the execution of this LETTER-AGREEMENT, child labor, under the terms of item XXXIII of article 7 of the Constitution of the Republic, as well as not using labor in condition similar to that of slave, and must include a specific clause to this effect in contracts signed with suppliers of their inputs and / or service providers, under penalty of fine or termination of this LETTER-AGREEMENT, without prejudice to other appropriate measures. Page 7 of 27

3.1.13.1 - The SERVICE PROVIDER undertakes, whenever requested by PETROBRAS, to issue a written statement, that it has fulfilled or is complying with the requirement contained in paragraph 3.1.13. 3.1.14 - Present, whenever requested, documentation proving the compliance with its labor obligations, social security contributions and FGTS deposits, related to its employees. 3.1.15 - Provide, under penalty of retention of the Measurement Report - RM: a) Copy of GFIP - Guide to Collection of the Guarantee Fund for Length of Service and Information to the entire Social Security, regarding this LETTER-AGREEMENT and its respective proof of delivery, under the terms of current legislation. Additionally, provide bi- annual, negative or equivalent certificates related to the FGTS. b) Authenticated copy of the GPS - Social Security Guide removed with the amount indicated in the GFIP report. If payment of this guide has been made through the internet, only the payment receipt, accompanied by GPS, must be presented. 3.1.15.1 - It will not be necessary to present the documents mentioned in the items above, upon the issuance of the Measurement Report - RM of the first payment event, if the deadline for collecting the amounts due to the Brazilian Federal Revenue Service (RFB), and the documents must be delivered on the next measurement. 3.1.15 .2 Once the execution of this LETTER-AGREEMENT has been completed, the SERVICE PROVIDER shall submit, within 60 (sixty) days, the documents mentioned in items a and b , Referring to the last month of measurement, under penalty of applying the applicable administrative sanctions. 3.1.16 - To assume all and any labor, social security, tax and land obligations, arising from the execution of the contractual object, bearing all costs and expenses related to administrative, judicial and arbitral proceedings, in any instance or court, that may be filed with PETROBRAS, assuming, in or out of court, all liability related to these obligations, safeguarding the interests of PETROBRAS, also providing the necessary guarantees for their discharge. 3.1.16.1 - The provisions of item 3.1.16 do not exempt the SERVICE PROVIDER from returning to PETROBRAS the amount that is imputed to him in a conviction, issued by the Judiciary, by Arbitration Court or other competent bodies, as labor, social security, tax liabilities and FGTS deposits for CONTRACTED employees. The said amount Page 8 of 27 3.1.13.1 - The SERVICE PROVIDER undertakes, whenever requested by PETROBRAS, to issue a written statement, that it has fulfilled or is complying with the requirement contained in paragraph 3.1.13. 3.1.14 - Present, whenever requested, documentation proving the compliance with its labor obligations, social security contributions and FGTS deposits, related to its employees. 3.1.15 - Provide, under penalty of retention of the Measurement Report - RM: a) Copy of GFIP - Guide to Collection of the Guarantee Fund for Length of Service and Information to the entire Social Security, regarding this LETTER-AGREEMENT and its respective proof of delivery, under the terms of current legislation. Additionally, provide bi- annual, negative or equivalent certificates related to the FGTS. b) Authenticated copy of the GPS - Social Security Guide removed with the amount indicated in the GFIP report. If payment of this guide has been made through the internet, only the payment receipt, accompanied by GPS, must be presented. 3.1.15.1 - It will not be necessary to present the documents mentioned in the items above, upon the issuance of the Measurement Report - RM of the first payment event, if the deadline for collecting the amounts due to the Brazilian Federal Revenue Service (RFB), and the documents must be delivered on the next measurement. 3.1.15 .2 Once the execution of this LETTER-AGREEMENT has been completed, the SERVICE PROVIDER shall submit, within 60 (sixty) days, the documents mentioned in items a and b , Referring to the last month of measurement, under penalty of applying the applicable administrative sanctions. 3.1.16 - To assume all and any labor, social security, tax and land obligations, arising from the execution of the contractual object, bearing all costs and expenses related to administrative, judicial and arbitral proceedings, in any instance or court, that may be filed with PETROBRAS, assuming, in or out of court, all liability related to these obligations, safeguarding the interests of PETROBRAS, also providing the necessary guarantees for their discharge. 3.1.16.1 - The provisions of item 3.1.16 do not exempt the SERVICE PROVIDER from returning to PETROBRAS the amount that is imputed to him in a conviction, issued by the Judiciary, by Arbitration Court or other competent bodies, as labor, social security, tax liabilities and FGTS deposits for CONTRACTED employees. The said amount Page 8 of 27 will be added to all the accessories, such as procedural expenses, legal fees, extrajudicial expenses, monetary correction and interest. 3.1.17 - Submit to the Inspection, a copy of the Registry at the Commercial Registry or Registry Office of Legal Entities, when there is a change in the SERVICE PROVIDER's corporate composition. 3.1.18 - To fully fund the Private Health Care Plan for all its employees directly linked to the provision of the service object of this LETTER- AGREEMENT, extended to its dependents, as established in this LETTER- AGREEMENT. 3.1.18.1 - The employee may participate with up to 25% (twenty-five percent) of the cost in the Health Plan in relation to the care provided in the ANS role for the Ambulatory Plan, provided that the amount of that financial participation does not constitute an impediment to access to care 3.1.18.2 - The Private Health Care Plan must meet the following criteria a) To have a registry number of the Operator and the product (Health Plan) in the National Agency of Complementary Health - ANS; b) Regime or type of hiring: Collective Business; c) Model of assistance: Reference plan with outpatient and hospital care coverage comprising obstetrics and dental plan as defined in current legislation; d) Coverage for procedures related to accidents at work and their consequences, as well as occupational diseases; e) Geographical Coverage: at the SERVICE PROVIDER's discretion, guaranteeing minimum coverage at the place of work; f) Extensive to the spouse or companion and children up to twenty one (21) years old, provided they are not emancipated; g) Does not require fulfillment of any kind of grace. 3.1.18.3 - The SERVICE PROVIDER shall disclose the benefit and the rules that govern it to all its employees bound by this LETTER- AGREEMENT. 3.1.18.4 - The SERVICE PROVIDER shall submit to the Supervision, whenever requested, the proof of maintenance of the Health Plan, pursuant to the terms of this item 3.1.18. Page 9 of 27 will be added to all the accessories, such as procedural expenses, legal fees, extrajudicial expenses, monetary correction and interest. 3.1.17 - Submit to the Inspection, a copy of the Registry at the Commercial Registry or Registry Office of Legal Entities, when there is a change in the SERVICE PROVIDER's corporate composition. 3.1.18 - To fully fund the Private Health Care Plan for all its employees directly linked to the provision of the service object of this LETTER- AGREEMENT, extended to its dependents, as established in this LETTER- AGREEMENT. 3.1.18.1 - The employee may participate with up to 25% (twenty-five percent) of the cost in the Health Plan in relation to the care provided in the ANS role for the Ambulatory Plan, provided that the amount of that financial participation does not constitute an impediment to access to care 3.1.18.2 - The Private Health Care Plan must meet the following criteria a) To have a registry number of the Operator and the product (Health Plan) in the National Agency of Complementary Health - ANS; b) Regime or type of hiring: Collective Business; c) Model of assistance: Reference plan with outpatient and hospital care coverage comprising obstetrics and dental plan as defined in current legislation; d) Coverage for procedures related to accidents at work and their consequences, as well as occupational diseases; e) Geographical Coverage: at the SERVICE PROVIDER's discretion, guaranteeing minimum coverage at the place of work; f) Extensive to the spouse or companion and children up to twenty one (21) years old, provided they are not emancipated; g) Does not require fulfillment of any kind of grace. 3.1.18.3 - The SERVICE PROVIDER shall disclose the benefit and the rules that govern it to all its employees bound by this LETTER- AGREEMENT. 3.1.18.4 - The SERVICE PROVIDER shall submit to the Supervision, whenever requested, the proof of maintenance of the Health Plan, pursuant to the terms of this item 3.1.18. Page 9 of 27

3.1.18.5 - The SERVICE PROVIDER shall adopt practices that promote the exercise of social responsibility, avoiding the intentional manipulation and representative impact at the civil status percentage levels in the employees' workforce, presenting, for this purpose, the employees bound to this LETTER -AGREEMENT, indicative of such percentages, updated every three (3) months. 3.1.19 - Do not maintain, during the execution of the LETTER- AGREEMENT, administrator or partner with a power of direction that is spouse, partner or relative in a direct or collateral line, by consanguinity or affinity, up to the third degree, of employee (a) of PETROBRAS holding a trustee function: (i) who authorized the hiring; (ii) who signed the LETTER- AGREEMENT; (iii) responsible for the demand; (iv) responsible for hiring; (v) hierarchically immediately superior to the person responsible for the demand; (vi) hierarchically immediately superior to the SERVICE PROVIDER. 3.1.19.1 - Failure to comply with the above obligation will result in a fine or contractual termination. 3.1.20 - Do not use, in the execution of the service, the object of this LETTER-AGREEMENT, under penalty of fine or contractual termination, professional that is spouse, partner or a relative in a direct or collateral line, by consanguinity or affinity, until the third degree of employee of PETROBRAS holder of a trust function: (i) who authorized the hiring; (ii) who signed the LETTER-AGREEMENT; (iii) responsible for the demand; (iv) responsible for hiring; (v) hierarchically immediately superior to the person responsible for the demand; (vi) hierarchically immediately superior to the SERVICE PROVIDER. 3.1.20.1- Failure to comply with the above obligation will result in a fine or contractual termination. 3.1. 21 - Comply with PETROBRAS Procedures, Policies, Guidelines and Information Security Standards. 3.1.21.1 - The PETROBRAS Information Security Procedures, Policies, Guidelines and Standards are available on the Petronect Portal on the Internet, at the address www.petronect.com.br for registered users with a password and key. 3.1.21.2 - Give the appropriate treatment to the information received or generated, directly or indirectly, by reason of this LETTER- AGREEMENT, according to the degree of confidentiality established by PETROBRAS. 3.1.21.3 - Keep the staff informed about the PETROBRAS Information Security Procedures, Policies, Guidelines and Standards. Page 10 of 27 3.1.18.5 - The SERVICE PROVIDER shall adopt practices that promote the exercise of social responsibility, avoiding the intentional manipulation and representative impact at the civil status percentage levels in the employees' workforce, presenting, for this purpose, the employees bound to this LETTER -AGREEMENT, indicative of such percentages, updated every three (3) months. 3.1.19 - Do not maintain, during the execution of the LETTER- AGREEMENT, administrator or partner with a power of direction that is spouse, partner or relative in a direct or collateral line, by consanguinity or affinity, up to the third degree, of employee (a) of PETROBRAS holding a trustee function: (i) who authorized the hiring; (ii) who signed the LETTER- AGREEMENT; (iii) responsible for the demand; (iv) responsible for hiring; (v) hierarchically immediately superior to the person responsible for the demand; (vi) hierarchically immediately superior to the SERVICE PROVIDER. 3.1.19.1 - Failure to comply with the above obligation will result in a fine or contractual termination. 3.1.20 - Do not use, in the execution of the service, the object of this LETTER-AGREEMENT, under penalty of fine or contractual termination, professional that is spouse, partner or a relative in a direct or collateral line, by consanguinity or affinity, until the third degree of employee of PETROBRAS holder of a trust function: (i) who authorized the hiring; (ii) who signed the LETTER-AGREEMENT; (iii) responsible for the demand; (iv) responsible for hiring; (v) hierarchically immediately superior to the person responsible for the demand; (vi) hierarchically immediately superior to the SERVICE PROVIDER. 3.1.20.1- Failure to comply with the above obligation will result in a fine or contractual termination. 3.1. 21 - Comply with PETROBRAS Procedures, Policies, Guidelines and Information Security Standards. 3.1.21.1 - The PETROBRAS Information Security Procedures, Policies, Guidelines and Standards are available on the Petronect Portal on the Internet, at the address www.petronect.com.br for registered users with a password and key. 3.1.21.2 - Give the appropriate treatment to the information received or generated, directly or indirectly, by reason of this LETTER- AGREEMENT, according to the degree of confidentiality established by PETROBRAS. 3.1.21.3 - Keep the staff informed about the PETROBRAS Information Security Procedures, Policies, Guidelines and Standards. Page 10 of 27

3.1.21.4 - Immediately notify PETROBRAS of possible breaches of the Information Security Standard of PETROBRAS, keeping PETROBRAS informed of the treatment given to the incident. 3.1.21.5 - For information security purposes, the SERVICE PROVIDER is bound by its administrators, employees, agents, successors and commissioners, as well as by third parties contracted by it. 3.1.21.6 - Allow PETROBRAS to supervise the practices adopted by the SERVICE PROVIDER in relation to Information Security. 3.1.22 - Do not make use of the name PETROBRAS, the PETROBRAS trademark, the expression at the service of PETROBRAS or similar expressions, especially in uniforms, vehicles, tools and equipment owned or not by the SERVICE PROVIDER, except when previously and expressly authorized in writing by PETROBRAS. 3.1.23 - In relation to the operations, activities and service provided in this LETTER-AGREEMENT, SERVICE PROVIDER: 3.1.23.1 - Declares that it has not made, offered or authorized, directly or indirectly, and you undertake not to offer, offer or authorize, directly or indirectly, any payment, gift, entertainment, travel, promise or other advantage for the use or benefit, direct or indirect, of any authority or public official, as defined in art. 327, caput, § 1 and 2 of the Brazilian Penal Code, any individual or entity, national or foreign, whether or not belonging to the public administration, national or foreign, or related to them, including political party, political party member, candidate to elective office, when such payment, offer or promise of gift, entertainment or travel, or any other advantage, constitute an offense under Brazilian laws, in the Foreign Corrupt Practices Act of 1977 - FCPA or UK Bribery Act of 2010 - UKBA. 3.1.23.2 - Immediately inform PETROBRAS about the initiation and progress of any investigation or administrative or judicial proceeding to determine the practice of the illegal acts described in item 3.1.24.1, imputed to the SERVICE PROVIDER or to its subsidiaries, parent companies and companies under common control, their respective administrators, agents, employees, representatives and third parties at their service, regarding the operations, activities and service provided in this LETTER-AGREEMENT. 3.1.23.3 - Declares that it has informed its managers, representatives, employees and third parties at its service, as well as those of its subsidiaries, controlling companies and companies under common control, of its commitment to the provisions of this clause, and has taken measures so that they commit themselves not to commit acts or omissions that may result in liability for PETROBRAS. Page 11 of 27 3.1.21.4 - Immediately notify PETROBRAS of possible breaches of the Information Security Standard of PETROBRAS, keeping PETROBRAS informed of the treatment given to the incident. 3.1.21.5 - For information security purposes, the SERVICE PROVIDER is bound by its administrators, employees, agents, successors and commissioners, as well as by third parties contracted by it. 3.1.21.6 - Allow PETROBRAS to supervise the practices adopted by the SERVICE PROVIDER in relation to Information Security. 3.1.22 - Do not make use of the name PETROBRAS, the PETROBRAS trademark, the expression at the service of PETROBRAS or similar expressions, especially in uniforms, vehicles, tools and equipment owned or not by the SERVICE PROVIDER, except when previously and expressly authorized in writing by PETROBRAS. 3.1.23 - In relation to the operations, activities and service provided in this LETTER-AGREEMENT, SERVICE PROVIDER: 3.1.23.1 - Declares that it has not made, offered or authorized, directly or indirectly, and you undertake not to offer, offer or authorize, directly or indirectly, any payment, gift, entertainment, travel, promise or other advantage for the use or benefit, direct or indirect, of any authority or public official, as defined in art. 327, caput, § 1 and 2 of the Brazilian Penal Code, any individual or entity, national or foreign, whether or not belonging to the public administration, national or foreign, or related to them, including political party, political party member, candidate to elective office, when such payment, offer or promise of gift, entertainment or travel, or any other advantage, constitute an offense under Brazilian laws, in the Foreign Corrupt Practices Act of 1977 - FCPA or UK Bribery Act of 2010 - UKBA. 3.1.23.2 - Immediately inform PETROBRAS about the initiation and progress of any investigation or administrative or judicial proceeding to determine the practice of the illegal acts described in item 3.1.24.1, imputed to the SERVICE PROVIDER or to its subsidiaries, parent companies and companies under common control, their respective administrators, agents, employees, representatives and third parties at their service, regarding the operations, activities and service provided in this LETTER-AGREEMENT. 3.1.23.3 - Declares that it has informed its managers, representatives, employees and third parties at its service, as well as those of its subsidiaries, controlling companies and companies under common control, of its commitment to the provisions of this clause, and has taken measures so that they commit themselves not to commit acts or omissions that may result in liability for PETROBRAS. Page 11 of 27

3.1.23.4 - Responsible for acts committed in breach of the provisions of this clause, by itself and its controlled companies, controlling companies and companies under common control, their respective administrators, agents, employees, representatives and third parties at their service, with respect to operations, activities and services provided in this LETTER-AGREEMENT. 3.1.23.5 - Provide a statement, whenever requested by PETROBRAS, in the sense that it is complying with the provisions of this clause. 3.1.23.6 - Declares that it has taken awareness of and is in compliance with the provisions contained in the Petrobras System Code of Ethics, Petrobras’ Guide of Conduct and Petrobras' Social Responsibility Policy, available at http://www.petrobras.com.br 4. MEASUREMENT 4.1 - PETROBRAS will measure the services performed, gathering the results found in the Measurement Report (RM) signed by both parties and delivered to the SERVICE PROVIDER by the 1st (first) day of the month following the month of measurement, for presentation of the documents of collection. 4.1.1 The period of execution of the services to be considered is from the twenty-sixth (26th) of the previous month to the twenty fifth (25th) of the reference month. 4.1.2 - The RM referring to the last measurement will be retained until the SERVICE PROVIDER sends PETROBRAS the proof of payment of the rescission of the employees dismissed and a formal statement of the continuity of the remaining work contracts. 5. SUPERVISION 5.1 - The Inspection shall be performed by PETROBRAS 'agent in charge of verifying compliance with the obligations of the SERVICE PROVIDER, in order to ensure that the services are executed in compliance with the provisions of this LETTER-AGREEMENT and its Exhibits. 5.2 - The action or omission, total or partial, of the Supervision does not exempt the SERVICE PROVIDER from the total responsibility for the execution of the contracted service. 5.3 - When fulfilling the terms of this LETTER-AGREEMENT, the exercise of the Supervision, by PETROBRAS, will not matter in abuse of right. 6. TAX INCIDENCES 6.1 - Taxes of any nature, which are due as a direct result of this LETTER- AGREEMENT or its execution, are the sole responsibility of the taxpayer, thus defined in the tax norm, with no right to reimbursement. Page 12 of 27 3.1.23.4 - Responsible for acts committed in breach of the provisions of this clause, by itself and its controlled companies, controlling companies and companies under common control, their respective administrators, agents, employees, representatives and third parties at their service, with respect to operations, activities and services provided in this LETTER-AGREEMENT. 3.1.23.5 - Provide a statement, whenever requested by PETROBRAS, in the sense that it is complying with the provisions of this clause. 3.1.23.6 - Declares that it has taken awareness of and is in compliance with the provisions contained in the Petrobras System Code of Ethics, Petrobras’ Guide of Conduct and Petrobras' Social Responsibility Policy, available at http://www.petrobras.com.br 4. MEASUREMENT 4.1 - PETROBRAS will measure the services performed, gathering the results found in the Measurement Report (RM) signed by both parties and delivered to the SERVICE PROVIDER by the 1st (first) day of the month following the month of measurement, for presentation of the documents of collection. 4.1.1 The period of execution of the services to be considered is from the twenty-sixth (26th) of the previous month to the twenty fifth (25th) of the reference month. 4.1.2 - The RM referring to the last measurement will be retained until the SERVICE PROVIDER sends PETROBRAS the proof of payment of the rescission of the employees dismissed and a formal statement of the continuity of the remaining work contracts. 5. SUPERVISION 5.1 - The Inspection shall be performed by PETROBRAS 'agent in charge of verifying compliance with the obligations of the SERVICE PROVIDER, in order to ensure that the services are executed in compliance with the provisions of this LETTER-AGREEMENT and its Exhibits. 5.2 - The action or omission, total or partial, of the Supervision does not exempt the SERVICE PROVIDER from the total responsibility for the execution of the contracted service. 5.3 - When fulfilling the terms of this LETTER-AGREEMENT, the exercise of the Supervision, by PETROBRAS, will not matter in abuse of right. 6. TAX INCIDENCES 6.1 - Taxes of any nature, which are due as a direct result of this LETTER- AGREEMENT or its execution, are the sole responsibility of the taxpayer, thus defined in the tax norm, with no right to reimbursement. Page 12 of 27

6.1.1 - It is not understood as taxes due as a direct result of this LETTER- AGREEMENT those whose economic burden must be borne by the SERVICE PROVIDER, such as: IRPJ, CSLL, IOF, social security contributions on payroll, among others. 6.1.2 - The SERVICE PROVIDER declares having considered, in the presentation of its proposal, the taxes levied on the execution of the service, without any claim based on an error in this appraisal, in order to request a price review or a refund for certain payments by the competent authority. 6.1.3 - The SERVICE PROVIDER undertakes to reduce the contractual price due to the undue increase in amounts corresponding to taxes of any nature, non-use of tax benefits, non-deduction or non-use of credits authorized by law, with the consequent restitution or compensation to PETROBRAS for amounts paid to the SERVICE PROVIDER, updated exclusively based on the SELIC Rate, considering the period between the date of payment made to the SERVICE PROVIDER and the day prior to the refund or compensation referred to in this Clause. 6.2 - PETROBRAS, as a retaining source, will deduct and collect from the payments made, within the terms of the legislation, the taxes to which it is bound by current legislation, and the SERVICE PROVIDER does not have the right to increase the calculation base nor to the revision mentioned in item 6.3. 6.2.1 - The SERVICE PROVIDER shall provide in advance all documents necessary for the possible reduction or elimination of the withholding to be made by PETROBRAS, without the need for notification or prior notice. 6.3 - If during the term of this LETTER-AGREEMENT the creation of new taxes, alteration of tax rates and / or alteration of calculation base, or the extinction of existing taxes, the institution of fiscal incentives of any nature and / or the exemption or reduction of taxes, which, in a direct manner, will increase or reduce, evidently, the SERVICE PROVIDER's burden, the price will be revised proportionally to the increase or decrease occurred, compensating, at the earliest opportunity, the difference arising from respective amendments. 6.3.1 - The revision foreseen in item 6.3, to increase the contractual price, will only occur if the increase in the tax burden is not a result of the SERVICE PROVIDER's decision, such as the modification of the establishment providing the services, adherence to a simplified taxation system , among others, or even of mere economic circumstance, such as the framework in higher level of taxation in function of the revenue growth, already existing when the proposal was presented. 6.3.2 - The SERVICE PROVIDER shall provide all documents Page 13 of 27 6.1.1 - It is not understood as taxes due as a direct result of this LETTER- AGREEMENT those whose economic burden must be borne by the SERVICE PROVIDER, such as: IRPJ, CSLL, IOF, social security contributions on payroll, among others. 6.1.2 - The SERVICE PROVIDER declares having considered, in the presentation of its proposal, the taxes levied on the execution of the service, without any claim based on an error in this appraisal, in order to request a price review or a refund for certain payments by the competent authority. 6.1.3 - The SERVICE PROVIDER undertakes to reduce the contractual price due to the undue increase in amounts corresponding to taxes of any nature, non-use of tax benefits, non-deduction or non-use of credits authorized by law, with the consequent restitution or compensation to PETROBRAS for amounts paid to the SERVICE PROVIDER, updated exclusively based on the SELIC Rate, considering the period between the date of payment made to the SERVICE PROVIDER and the day prior to the refund or compensation referred to in this Clause. 6.2 - PETROBRAS, as a retaining source, will deduct and collect from the payments made, within the terms of the legislation, the taxes to which it is bound by current legislation, and the SERVICE PROVIDER does not have the right to increase the calculation base nor to the revision mentioned in item 6.3. 6.2.1 - The SERVICE PROVIDER shall provide in advance all documents necessary for the possible reduction or elimination of the withholding to be made by PETROBRAS, without the need for notification or prior notice. 6.3 - If during the term of this LETTER-AGREEMENT the creation of new taxes, alteration of tax rates and / or alteration of calculation base, or the extinction of existing taxes, the institution of fiscal incentives of any nature and / or the exemption or reduction of taxes, which, in a direct manner, will increase or reduce, evidently, the SERVICE PROVIDER's burden, the price will be revised proportionally to the increase or decrease occurred, compensating, at the earliest opportunity, the difference arising from respective amendments. 6.3.1 - The revision foreseen in item 6.3, to increase the contractual price, will only occur if the increase in the tax burden is not a result of the SERVICE PROVIDER's decision, such as the modification of the establishment providing the services, adherence to a simplified taxation system , among others, or even of mere economic circumstance, such as the framework in higher level of taxation in function of the revenue growth, already existing when the proposal was presented. 6.3.2 - The SERVICE PROVIDER shall provide all documents Page 13 of 27 necessary to avoid the liability arising from the joint and several liability of PETROBRAS, provided for by law, including those related to its subcontracted companies, without the need for notification or prior notice, under penalty of compensation in first opportunity, of the value of the taxes in respect of which the joint liability provided for in the legislation applies. 6.4 The contractual price will be adjusted immediately, in order to expunge the amount of the undue tax, in cases in which any tribute that competes it is no longer due, totally or partially, due to: (i) declaratory act of the Attorney General of National Treasury, approved by the Minister of Finance, authorizing the non-appeal or the withdrawal of an appeal by the Union; (ii) binding summary; (iii) final decision of the Federal Supreme Court, by means of the Direct Action of Unconstitutionality (ADI) or Declaratory Action of Constitutionality (ADC); (iv) suspension of execution of the rule by the Federal Senate or (v) qualification or classification under a tax incentive regime. 7. SECRECY 7.1 - The SERVICE PROVIDER undertakes, for a period of 20 (twenty) years, to keep confidential all information or confidential data transmitted to him or to which he has access due to the execution of the contractual object, except for the hypothesis described in item 7.1 .2. 7.1.1 - Information and data stored to which the SERVICE PROVIDER has access, and those transmitted orally, in writing or electronically, by reason of the execution of this LETTER-AGREEMENT shall be considered confidential. 7.1.2 - The deadline set forth in item 7.1 does not apply to information and data related to business secret (know how; trade secret), commercial strategy and everything that represents competitive differential for PETROBRAS, which should be kept under by the SERVICE PROVIDER, for an indefinite period, unless expressly authorized by PETROBRAS. 7.1.3 - The SERVICE PROVIDER, for the purposes of secrecy, is bound by its directors, employees, agents, successors and commissioners. 7.1.4 - Any information obtained by the SERVICE PROVIDER during the contractual execution, in the premises of PETROBRAS or originating therefrom, which is not directly related to the object of this LETTER-AGREEMENT, shall be kept confidential under the terms and terms of this Clause. 7.2 - Failure to comply with the obligation of confidentiality, disclosing confidential information or data or facilitating its disclosure, shall matter: Page 14 of 27 necessary to avoid the liability arising from the joint and several liability of PETROBRAS, provided for by law, including those related to its subcontracted companies, without the need for notification or prior notice, under penalty of compensation in first opportunity, of the value of the taxes in respect of which the joint liability provided for in the legislation applies. 6.4 The contractual price will be adjusted immediately, in order to expunge the amount of the undue tax, in cases in which any tribute that competes it is no longer due, totally or partially, due to: (i) declaratory act of the Attorney General of National Treasury, approved by the Minister of Finance, authorizing the non-appeal or the withdrawal of an appeal by the Union; (ii) binding summary; (iii) final decision of the Federal Supreme Court, by means of the Direct Action of Unconstitutionality (ADI) or Declaratory Action of Constitutionality (ADC); (iv) suspension of execution of the rule by the Federal Senate or (v) qualification or classification under a tax incentive regime. 7. SECRECY 7.1 - The SERVICE PROVIDER undertakes, for a period of 20 (twenty) years, to keep confidential all information or confidential data transmitted to him or to which he has access due to the execution of the contractual object, except for the hypothesis described in item 7.1 .2. 7.1.1 - Information and data stored to which the SERVICE PROVIDER has access, and those transmitted orally, in writing or electronically, by reason of the execution of this LETTER-AGREEMENT shall be considered confidential. 7.1.2 - The deadline set forth in item 7.1 does not apply to information and data related to business secret (know how; trade secret), commercial strategy and everything that represents competitive differential for PETROBRAS, which should be kept under by the SERVICE PROVIDER, for an indefinite period, unless expressly authorized by PETROBRAS. 7.1.3 - The SERVICE PROVIDER, for the purposes of secrecy, is bound by its directors, employees, agents, successors and commissioners. 7.1.4 - Any information obtained by the SERVICE PROVIDER during the contractual execution, in the premises of PETROBRAS or originating therefrom, which is not directly related to the object of this LETTER-AGREEMENT, shall be kept confidential under the terms and terms of this Clause. 7.2 - Failure to comply with the obligation of confidentiality, disclosing confidential information or data or facilitating its disclosure, shall matter: Page 14 of 27

a) in contractual termination, if the LETTER-AGREEMENT is in force; b) in any event, in the responsibility for damages, in which case, if applicable, any value limit, if provided for in item 9 - PARTIES 'RESPONSIBILITIES; c) in adopting the legal measures applicable under Law No. 9.279 / 96 and applicable legislation; d) in the application of a compensatory fine in the amount of ten percent (10%) of the contractual value, regardless of the indemnity referred to in item b , of this contractual item, if the LETTER- AGREEMENT applies. 7.2.1 - The SERVICE PROVIDER's failure to comply with the obligation of secrecy foreseen in this item characterizes serious irregularity, for registration purposes, participation in bidding and contracting. 7.3 - The following hypotheses are an exception to the obligation of secrecy: a) information that has been proven to be known prior to the contracting procedures, either directly or through a bidding procedure; b) prior and express consent of the holder of the information, with the authorization of the highest authority of the body responsible for the LETTER-AGREEMENT, regarding the release of the obligation of secrecy; c) information proven to be legally and legitimately known by another source, regardless of this LETTER-AGREEMENT; d) judicial and / or administrative determination to know the information, provided that it is immediately notified to the respective holder, prior to release, and that a judicial and / or administrative treatment is required. 7.4 - Any disclosure of any information or data related to this LETTER- AGREEMENT shall depend on the previous authorization of PETROBRAS, except for the mere news of its existence. 8. ACCEPTANCE OF SERVICES 8.1 - The definitive acceptance of the services rendered will take place at its conclusion and after the signing by the contracting parties of the Term of Final Receipt (TRD). 8.1.1 - Prior to the signing of the Definitive Receipt Term, the SERVICE PROVIDER must comply with all Supervisory requirements related to pending, without charge to PETROBRAS. Page 15 of 27 a) in contractual termination, if the LETTER-AGREEMENT is in force; b) in any event, in the responsibility for damages, in which case, if applicable, any value limit, if provided for in item 9 - PARTIES 'RESPONSIBILITIES; c) in adopting the legal measures applicable under Law No. 9.279 / 96 and applicable legislation; d) in the application of a compensatory fine in the amount of ten percent (10%) of the contractual value, regardless of the indemnity referred to in item b , of this contractual item, if the LETTER- AGREEMENT applies. 7.2.1 - The SERVICE PROVIDER's failure to comply with the obligation of secrecy foreseen in this item characterizes serious irregularity, for registration purposes, participation in bidding and contracting. 7.3 - The following hypotheses are an exception to the obligation of secrecy: a) information that has been proven to be known prior to the contracting procedures, either directly or through a bidding procedure; b) prior and express consent of the holder of the information, with the authorization of the highest authority of the body responsible for the LETTER-AGREEMENT, regarding the release of the obligation of secrecy; c) information proven to be legally and legitimately known by another source, regardless of this LETTER-AGREEMENT; d) judicial and / or administrative determination to know the information, provided that it is immediately notified to the respective holder, prior to release, and that a judicial and / or administrative treatment is required. 7.4 - Any disclosure of any information or data related to this LETTER- AGREEMENT shall depend on the previous authorization of PETROBRAS, except for the mere news of its existence. 8. ACCEPTANCE OF SERVICES 8.1 - The definitive acceptance of the services rendered will take place at its conclusion and after the signing by the contracting parties of the Term of Final Receipt (TRD). 8.1.1 - Prior to the signing of the Definitive Receipt Term, the SERVICE PROVIDER must comply with all Supervisory requirements related to pending, without charge to PETROBRAS. Page 15 of 27

8.1.2 - At the sole discretion of PETROBRAS, the Contracting Parties may prepare and sign the Interim Receipt Terms, when the whole or a well-defined part of the services is completed, and the measurement has already been made. 8.1.3 The services recorded in the measurement document shall be considered provisionally accepted only for partial payment purposes. 8.1.4 - The signature of the Term of Final Receipt (TRD) does not exempt the SERVICE PROVIDER from the responsibilities that are committed to it by the current legislation and by the LETTER- AGREEMENT, nor does it exclude the legal and contractual guarantees, which can be argued by PETROBRAS. 9. RESPONSIBILITY OF THE PARTIES 9.1 - The liability of PETROBRAS and SERVICE PROVIDER for damages shall be limited to direct damages in accordance with the Civil Code and applicable law, excluding loss of profits and indirect damages, with direct damages limited to 10% (ten percent) of the contractual value readjusted. 9.2 - The parties undertake to indemnify the environmental damage and the damages suffered by third parties, as a result of the execution of this LETTER-AGREEMENT, as follows: 9.2.1 - The SERVICE PROVIDER is bound, when it causes damage, to indemnify up to the limit of 10% of the contracted value readjusted. 9.2.1.1 - The above limit shall not apply to environmental damages resulting from non-compliance with environmental legislation. 9.2.2 - PETROBRAS undertakes to indemnify for the amount that exceeds the liability limit of the SERVICE PROVIDER. 9.2.3 - Each party shall have its right of recourse, as provided by law, to recover any amounts that may be paid to third parties, by virtue of a final and enforceable judicial order, that are a contractual obligation of the other party until the defined above. 9.2.3.1 - Respecting the limit set in item 9.2.1, will be returned what effectively the third party obtains in court, plus all the accessories, such as legal expenses and attorney's fees. 9.3 - The limits established in this clause, in the following cases, shall not apply to the direct damages provided for in items 9.1 and 9.2: 9.3.1 - Willful misconduct by any of the parties in the execution of the contractual object, that damages the other party or third parties, Page 16 of 27 8.1.2 - At the sole discretion of PETROBRAS, the Contracting Parties may prepare and sign the Interim Receipt Terms, when the whole or a well-defined part of the services is completed, and the measurement has already been made. 8.1.3 The services recorded in the measurement document shall be considered provisionally accepted only for partial payment purposes. 8.1.4 - The signature of the Term of Final Receipt (TRD) does not exempt the SERVICE PROVIDER from the responsibilities that are committed to it by the current legislation and by the LETTER- AGREEMENT, nor does it exclude the legal and contractual guarantees, which can be argued by PETROBRAS. 9. RESPONSIBILITY OF THE PARTIES 9.1 - The liability of PETROBRAS and SERVICE PROVIDER for damages shall be limited to direct damages in accordance with the Civil Code and applicable law, excluding loss of profits and indirect damages, with direct damages limited to 10% (ten percent) of the contractual value readjusted. 9.2 - The parties undertake to indemnify the environmental damage and the damages suffered by third parties, as a result of the execution of this LETTER-AGREEMENT, as follows: 9.2.1 - The SERVICE PROVIDER is bound, when it causes damage, to indemnify up to the limit of 10% of the contracted value readjusted. 9.2.1.1 - The above limit shall not apply to environmental damages resulting from non-compliance with environmental legislation. 9.2.2 - PETROBRAS undertakes to indemnify for the amount that exceeds the liability limit of the SERVICE PROVIDER. 9.2.3 - Each party shall have its right of recourse, as provided by law, to recover any amounts that may be paid to third parties, by virtue of a final and enforceable judicial order, that are a contractual obligation of the other party until the defined above. 9.2.3.1 - Respecting the limit set in item 9.2.1, will be returned what effectively the third party obtains in court, plus all the accessories, such as legal expenses and attorney's fees. 9.3 - The limits established in this clause, in the following cases, shall not apply to the direct damages provided for in items 9.1 and 9.2: 9.3.1 - Willful misconduct by any of the parties in the execution of the contractual object, that damages the other party or third parties, Page 16 of 27 observing the provisions of articles 927 and 932, item III, of the Civil Code; 9.3.2 - Non-compliance with environmental, tax, labor and social security legislation. 9.4 - For the purposes of the provisions of this clause, the adjusted contract value is the initial value of the LETTER-AGREEMENT plus its adjustments and additives. 10. TERMINATION 10.1 - PETROBRAS may terminate this LETTER-AGREEMENT, without the SERVICE PROVIDER being entitled to indemnification and retention of services, in the following cases: 10.1.1 - Non-fulfillment or irregular fulfillment of contractual clauses, specifications, projects or deadlines. 10.1.2 - Slow compliance, leading PETROBRAS to assume that it is impossible to complete the service within the stipulated deadlines. 10.1.3 - Unjustified delay at the beginning of the service. 10.1.4 - Shutdown of the service without just cause and previous communication to PETROBRAS. 10.1.5 - Total or partial assignment or subcontracting of its object without the previous and express consent of PETROBRAS. 10.1.6 - Assignment or guarantee of the rights of this LETTER- AGREEMENT, totally or partially, without prior and express consent of PETROBRAS. 10.1.7 - Association, merger, demerger or incorporation of the SERVICE PROVIDER without prior notification to PETROBRAS. 10.1.8 - Disregard of the regular determinations of the PETROBRAS agent appointed to monitor and supervise their execution, as well as those of their superiors. 10.1.9 - Repeated commitment of faults in its execution, recorded in own register, provided that the limit established in the LETTER- AGREEMENT is reached for the sum of the values of the fines applied. 10.1.10 - Decree of bankruptcy, dissolution, social alteration or modification of the purpose or structure of the company, which, in PETROBRAS 'opinion, would jeopardize the execution of the work or service. Page 17 of 27 observing the provisions of articles 927 and 932, item III, of the Civil Code; 9.3.2 - Non-compliance with environmental, tax, labor and social security legislation. 9.4 - For the purposes of the provisions of this clause, the adjusted contract value is the initial value of the LETTER-AGREEMENT plus its adjustments and additives. 10. TERMINATION 10.1 - PETROBRAS may terminate this LETTER-AGREEMENT, without the SERVICE PROVIDER being entitled to indemnification and retention of services, in the following cases: 10.1.1 - Non-fulfillment or irregular fulfillment of contractual clauses, specifications, projects or deadlines. 10.1.2 - Slow compliance, leading PETROBRAS to assume that it is impossible to complete the service within the stipulated deadlines. 10.1.3 - Unjustified delay at the beginning of the service. 10.1.4 - Shutdown of the service without just cause and previous communication to PETROBRAS. 10.1.5 - Total or partial assignment or subcontracting of its object without the previous and express consent of PETROBRAS. 10.1.6 - Assignment or guarantee of the rights of this LETTER- AGREEMENT, totally or partially, without prior and express consent of PETROBRAS. 10.1.7 - Association, merger, demerger or incorporation of the SERVICE PROVIDER without prior notification to PETROBRAS. 10.1.8 - Disregard of the regular determinations of the PETROBRAS agent appointed to monitor and supervise their execution, as well as those of their superiors. 10.1.9 - Repeated commitment of faults in its execution, recorded in own register, provided that the limit established in the LETTER- AGREEMENT is reached for the sum of the values of the fines applied. 10.1.10 - Decree of bankruptcy, dissolution, social alteration or modification of the purpose or structure of the company, which, in PETROBRAS 'opinion, would jeopardize the execution of the work or service. Page 17 of 27

10.1.11 - Failure to provide enough collateral to guarantee compliance with contractual obligations, at the discretion of PETROBRAS, in cases of homologation of judicial reorganization plan. 10.1.12 - Suspension of services by determination of competent authorities, motivated by the SERVICE PROVIDER, which will be responsible for any possible costs arising therefrom and for losses and damages that PETROBRAS, therefore, will suffer. 10.1.13 - Failure by the SERVICE PROVIDER in submitting evidence of compliance with labor obligations, including social security contributions and FGTS deposits, to its employees, when requested by the Supervision, without prejudice to the respective fine. 10.2 - In the event of termination, PETROBRAS shall take the immediate and exclusive possession of the services performed, delivering them to whom it suits, regardless of judicial authorization and without any consultation or interference of the SERVICE PROVIDER, who shall be legally and contractually liable for the infraction or improper execution that has given rise to termination. 10.2.1 - In the event provided in item 10.2, the SERVICE PROVIDER undertakes to repair any losses and damages arising from termination, including what PETROBRAS must pay beyond the contractual value, to execute the remainder of the object, in compliance with the provisions of CLAUSE NINE - RESPONSIBILITY OF THE PARTIES. 10.2.2 - Withdrawal of the LETTER-AGREEMENT, PETROBRAS, if it so wishes, may contract with another person the services object of this, regardless of authorization of the SERVICE PROVIDER. 10.3 - The termination will entail retention of the credits resulting from the LETTER-AGREEMENT, up to the limit of the damages caused to PETROBRAS. 10.4 - Without prejudice to the penalties provided for in this LETTER- AGREEMENT, PETROBRAS may suspend its execution - until the SERVICE PROVIDER fully complies with the contractual condition breached - execute or cause to be performed by the third party the contractual condition breached, at the SERVICE PROVIDER's expense, communicating the decision. 10.5 - The SERVICE PROVIDER may terminate the LETTER- AGREEMENT in cases of: 10.5.1 - Suspension of execution, by written order of PETROBRAS, for more than one hundred and twenty days, except in case of public calamity, serious disturbance of internal order or war. 10.5.2 - Delay of more than 90 days in payments due by Page 18 of 27 10.1.11 - Failure to provide enough collateral to guarantee compliance with contractual obligations, at the discretion of PETROBRAS, in cases of homologation of judicial reorganization plan. 10.1.12 - Suspension of services by determination of competent authorities, motivated by the SERVICE PROVIDER, which will be responsible for any possible costs arising therefrom and for losses and damages that PETROBRAS, therefore, will suffer. 10.1.13 - Failure by the SERVICE PROVIDER in submitting evidence of compliance with labor obligations, including social security contributions and FGTS deposits, to its employees, when requested by the Supervision, without prejudice to the respective fine. 10.2 - In the event of termination, PETROBRAS shall take the immediate and exclusive possession of the services performed, delivering them to whom it suits, regardless of judicial authorization and without any consultation or interference of the SERVICE PROVIDER, who shall be legally and contractually liable for the infraction or improper execution that has given rise to termination. 10.2.1 - In the event provided in item 10.2, the SERVICE PROVIDER undertakes to repair any losses and damages arising from termination, including what PETROBRAS must pay beyond the contractual value, to execute the remainder of the object, in compliance with the provisions of CLAUSE NINE - RESPONSIBILITY OF THE PARTIES. 10.2.2 - Withdrawal of the LETTER-AGREEMENT, PETROBRAS, if it so wishes, may contract with another person the services object of this, regardless of authorization of the SERVICE PROVIDER. 10.3 - The termination will entail retention of the credits resulting from the LETTER-AGREEMENT, up to the limit of the damages caused to PETROBRAS. 10.4 - Without prejudice to the penalties provided for in this LETTER- AGREEMENT, PETROBRAS may suspend its execution - until the SERVICE PROVIDER fully complies with the contractual condition breached - execute or cause to be performed by the third party the contractual condition breached, at the SERVICE PROVIDER's expense, communicating the decision. 10.5 - The SERVICE PROVIDER may terminate the LETTER- AGREEMENT in cases of: 10.5.1 - Suspension of execution, by written order of PETROBRAS, for more than one hundred and twenty days, except in case of public calamity, serious disturbance of internal order or war. 10.5.2 - Delay of more than 90 days in payments due by Page 18 of 27

PETROBRAS, except in case of public calamity, serious disturbance of internal order or war. 10.5.3 - Failure to release, by fault of PETROBRAS, the area, place or equipment to perform the service under the terms and contractual terms. 10.6 - In any event of contractual termination, SERVICE PROVIDER shall receive the amounts due and not paid by PETROBRAS, for the services executed or in execution until the effective termination date, in case there is no need for any discount or withholding, under the terms of this LETTER- AGREEMENT. 11. ASSIGNMENT OR SUBCONTRACTING 11.1 - The SERVICE PROVIDER may only assign, in whole or in part, or subcontract, with prior written authorization of PETROBRAS, which does not exempt it from any of its contractual responsibilities. 12. DECLARATIONS BY THE PARTIES 12.1 - The parties declare that they exercise their freedom to contract, in compliance with the principles of public order and the principle of the social function of the LETTER-AGREEMENT, which also complies with the principles of economy, reasonableness, probity and good faith. no hypothesis, in abuse of law, in any way whatsoever. 13. OF PROPERTY ON RESULTS AND COPYRIGHT 13.1 - PETROBRAS shall be the sole and exclusive owner of the results of the fulfillment of the LETTER-AGREEMENT, whether such results may be subject to legal protection through Intellectual Property Law. 13.1.1 - The SERVICE PROVIDER, for the effect of the provisions in the previous item, undertakes to maintain confidentiality for the period necessary to obtain legal protection (privilege). 13.1.2 - PETROBRAS is guaranteed the appropriation of the economic and related rights, including use and economic exploitation, on the results of the execution of the contractual object, which they import in copyright, respecting the author's appointment. In case the results import in the elaboration of informatics goods, PETROBRAS will title the copyright to that asset, respecting the author's appointment. 13.1.3 - The SERVICE PROVIDER undertakes to obtain prior and express authorization of the author of a work to be used by any modality, such as partial or full reproduction, editing, adaptation and translation, in any medium, as well as the transfer of copyright for PETROBRAS, under the terms of Law 9,610 / 98, for twenty years and without country limitation. Page 19 of 27 PETROBRAS, except in case of public calamity, serious disturbance of internal order or war. 10.5.3 - Failure to release, by fault of PETROBRAS, the area, place or equipment to perform the service under the terms and contractual terms. 10.6 - In any event of contractual termination, SERVICE PROVIDER shall receive the amounts due and not paid by PETROBRAS, for the services executed or in execution until the effective termination date, in case there is no need for any discount or withholding, under the terms of this LETTER- AGREEMENT. 11. ASSIGNMENT OR SUBCONTRACTING 11.1 - The SERVICE PROVIDER may only assign, in whole or in part, or subcontract, with prior written authorization of PETROBRAS, which does not exempt it from any of its contractual responsibilities. 12. DECLARATIONS BY THE PARTIES 12.1 - The parties declare that they exercise their freedom to contract, in compliance with the principles of public order and the principle of the social function of the LETTER-AGREEMENT, which also complies with the principles of economy, reasonableness, probity and good faith. no hypothesis, in abuse of law, in any way whatsoever. 13. OF PROPERTY ON RESULTS AND COPYRIGHT 13.1 - PETROBRAS shall be the sole and exclusive owner of the results of the fulfillment of the LETTER-AGREEMENT, whether such results may be subject to legal protection through Intellectual Property Law. 13.1.1 - The SERVICE PROVIDER, for the effect of the provisions in the previous item, undertakes to maintain confidentiality for the period necessary to obtain legal protection (privilege). 13.1.2 - PETROBRAS is guaranteed the appropriation of the economic and related rights, including use and economic exploitation, on the results of the execution of the contractual object, which they import in copyright, respecting the author's appointment. In case the results import in the elaboration of informatics goods, PETROBRAS will title the copyright to that asset, respecting the author's appointment. 13.1.3 - The SERVICE PROVIDER undertakes to obtain prior and express authorization of the author of a work to be used by any modality, such as partial or full reproduction, editing, adaptation and translation, in any medium, as well as the transfer of copyright for PETROBRAS, under the terms of Law 9,610 / 98, for twenty years and without country limitation. Page 19 of 27

13.1.4 - The SERVICE PROVIDER undertakes to appoint the author and bear all charges for the use of the work. 13.2 The PETROBRAS Inspection may at any time require the SERVICE PROVIDER to submit the authorizations, assignments, licenses, concessions, contracts and proof of payment for the use of the work to the author or his successors. Page 20 of 27 13.1.4 - The SERVICE PROVIDER undertakes to appoint the author and bear all charges for the use of the work. 13.2 The PETROBRAS Inspection may at any time require the SERVICE PROVIDER to submit the authorizations, assignments, licenses, concessions, contracts and proof of payment for the use of the work to the author or his successors. Page 20 of 27

PRICE SCHEDULE

Exhibit No 2

<table>
<tr><td colspan="6">SERVICE PROVIDER: Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda.</td></tr>
<tr><td colspan="6">ICJ # 0077.0109157.18.3</td></tr>
<tr><td>Item</td><td>Service Description</td><td>Items.</td><td>Amount</td><td>Unit prices (R $)</td><td>Total (BRL):</td></tr>
<tr><td>01</td><td>Preparation of accounting appraisal report of the shareholders' equity of the Company PDET Offshore S/A. to be merged into PETROBRAS, issued in Portuguese, English and Spanish in 4 (four) ways for each language.</td><td>UN</td><td>1</td><td>19,500.00</td><td>19,500.00</td></tr>
<tr><td colspan="4">Total (BRL):</td><td>19,500.00</td><td>19,500.00</td></tr>
</table>

Petróleo Brasileiro S/A **Petróleo Brasileiro S/A**

Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda.
Francisco Alves de Oliveira José Roberto da Rocha Mansur
CPF: 673.564.517-00 CPF: 908.671.817-53

WITNESSES

Name: Lílian Bullé Gomes da Silva
CPF: 027.409.937-30

Name: Mario Toledo Saladini
CPF: 288.641.237-68

Page 21 of 27

SPECIFICATION OF SERVICES Exhibit No 3 - Description of Services: Services for the preparation of an accounting appraisal report in Portuguese for PDET Offshore S/ A, with the purpose of incorporating it by Petrobras, with versions in 4 (four) languages in Spanish and 4 (four) copies in English, in accordance with the legislation and normative instructions in force for the issuance thereof. - Deadline for the preparation of the Report: The service for the issuance of the award, will be initiated after the request by email by the SERVICE PROVIDER of the award, being the deadline for the completion of the elaboration of 15 (fifteen) business days after the demand. - Place of execution of the Service The service mentioned in the object of the LETTER-AGREEMENT and in Exhibit 03, will be carried out in the premises of the SERVICE PROVIDER, notwithstanding, if any of its employees come to the Employer's headquarters, for the purpose of meetings and for certification of information and at the Extraordinary General Meeting decide on the merger mentioned. Page 22 of 27 SPECIFICATION OF SERVICES Exhibit No 3 - Description of Services: Services for the preparation of an accounting appraisal report in Portuguese for PDET Offshore S/ A, with the purpose of incorporating it by Petrobras, with versions in 4 (four) languages in Spanish and 4 (four) copies in English, in accordance with the legislation and normative instructions in force for the issuance thereof. - Deadline for the preparation of the Report: The service for the issuance of the award, will be initiated after the request by email by the SERVICE PROVIDER of the award, being the deadline for the completion of the elaboration of 15 (fifteen) business days after the demand. - Place of execution of the Service The service mentioned in the object of the LETTER-AGREEMENT and in Exhibit 03, will be carried out in the premises of the SERVICE PROVIDER, notwithstanding, if any of its employees come to the Employer's headquarters, for the purpose of meetings and for certification of information and at the Extraordinary General Meeting decide on the merger mentioned. Page 22 of 27

MEASUREMENT CRITERIA Exhibit No 4 The measurement by Petrobras of the services object of this contract, detailed in Exhibit 3 - Specification of the Services, will be made upon delivery by the SERVICE PROVIDER of the appraisal report and its respective versions, observing the procedures contained in Exhibit 1, item 4 - Measurement. Payment will be made upon delivery by the SERVICE PROVIDER of the appraisal report in Portuguese and its respective versions in English and Spanish received and approved by Petrobras, following the procedures contained in Exhibit 1, item 2 - Form of Payment. Page 23 of 27 MEASUREMENT CRITERIA Exhibit No 4 The measurement by Petrobras of the services object of this contract, detailed in Exhibit 3 - Specification of the Services, will be made upon delivery by the SERVICE PROVIDER of the appraisal report and its respective versions, observing the procedures contained in Exhibit 1, item 4 - Measurement. Payment will be made upon delivery by the SERVICE PROVIDER of the appraisal report in Portuguese and its respective versions in English and Spanish received and approved by Petrobras, following the procedures contained in Exhibit 1, item 2 - Form of Payment. Page 23 of 27

INSTRUCTIONS FOR USING THE PETROBRAS PREMISES Exhibit No 5 CONTRACT NO: SH&E Exhibit - Standard Technical specification PP-1PBR-00230 ISSUING SECTOR: SMS/SGC/IAC:134/2018 THE INFORMATION IN THIS EXHIBIT No. 5 IS THE PROPERTY OF PETROBRAS, WHICH IS PROHIBITED TO BE USED OUTSIDE OF ITS PURPOSE. Manager: SMS/ISGC/IAC 1. GOALS This technical specification aims to prevent the occurrence of deviations, incidents and / or accidents, for the protection of people, environment, equipment and facilities of PETROBRAS, the SERVICE PROVIDER and the communities surrounding the area of influence of the zones managed by PETROBRAS. This SH&E Exhibit shall be included in the contract of: Services for the preparation of appraisal reports of net book assets for the Company PDET Offshore S/A in accordance with the conditions established herein and with the General Contract Conditions 2. REFERENCE AND / OR COMPLEMENTARY DOCUMENTS · Federal Constitution in its aspects of Safety, Environment and Occupational Health; · Laws, Decrees, Ordinances, Normative Instructions and Resolutions at the federal, state and municipal levels; · Ordinance no. 3214 of 08/06/1978 of the Ministry of Labor and Employment (MTE) and its Regulatory Rules (NR); · Policies, Procedures and SH&E Standards of PETROBRAS; · PP-1PBR-00230 - Managing SH&E Aspects in Service Contracts; · PP-1PBR-00150 - Analysis and Treatment of SH&E Anomalies. 2.1 - The SERVICE PROVIDER shall comply with the legal requirements applicable to its activities, even those not provided for in this Exhibit. 2.2 - Claims that the SERVICE PROVIDER is not aware of the laws, rules, regulations and SH&E procedures in force in PETROBRAS and pertinent to the contract. 3. PRESENTATION Page 24 of 27 INSTRUCTIONS FOR USING THE PETROBRAS PREMISES Exhibit No 5 CONTRACT NO: SH&E Exhibit - Standard Technical specification PP-1PBR-00230 ISSUING SECTOR: SMS/SGC/IAC:134/2018 THE INFORMATION IN THIS EXHIBIT No. 5 IS THE PROPERTY OF PETROBRAS, WHICH IS PROHIBITED TO BE USED OUTSIDE OF ITS PURPOSE. Manager: SMS/ISGC/IAC 1. GOALS This technical specification aims to prevent the occurrence of deviations, incidents and / or accidents, for the protection of people, environment, equipment and facilities of PETROBRAS, the SERVICE PROVIDER and the communities surrounding the area of influence of the zones managed by PETROBRAS. This SH&E Exhibit shall be included in the contract of: Services for the preparation of appraisal reports of net book assets for the Company PDET Offshore S/A in accordance with the conditions established herein and with the General Contract Conditions 2. REFERENCE AND / OR COMPLEMENTARY DOCUMENTS · Federal Constitution in its aspects of Safety, Environment and Occupational Health; · Laws, Decrees, Ordinances, Normative Instructions and Resolutions at the federal, state and municipal levels; · Ordinance no. 3214 of 08/06/1978 of the Ministry of Labor and Employment (MTE) and its Regulatory Rules (NR); · Policies, Procedures and SH&E Standards of PETROBRAS; · PP-1PBR-00230 - Managing SH&E Aspects in Service Contracts; · PP-1PBR-00150 - Analysis and Treatment of SH&E Anomalies. 2.1 - The SERVICE PROVIDER shall comply with the legal requirements applicable to its activities, even those not provided for in this Exhibit. 2.2 - Claims that the SERVICE PROVIDER is not aware of the laws, rules, regulations and SH&E procedures in force in PETROBRAS and pertinent to the contract. 3. PRESENTATION Page 24 of 27

This document lists the basic SH&E requirements that must be fulfilled by the SERVICE PROVIDER during the performance of the services contracted by Petrobras, with a view to preventing personal accidents, damages to Petrobras and Contracted equipment and installations, damages and nuisance to third parties, and for the preservation of Health and the Environment. 3.1 - The SERVICE PROVIDER must carry out its Security, Environment and Health (SH&E) management, ensuring compliance with applicable legal requirements and specific to the contracted activity; 3.2 The SERVICE PROVIDER shall plan its activities and comply with the applicable Petrobras SH&E Standards that must be made available by the Contracting Management; 3.3 - The SERVICE PROVIDER shall advise its employees, as soon as they are aware of any emergency, inform the event, by the local emergency telephone or by radio, to Petrobras Inspection or employee responsible for the activity or any other Petrobras employee in the absence of these to a plan of corrective and preventive actions negotiated with the SERVICE PROVIDER, being its progress monitored and the result informed to the Contract Inspection. 3.4 The SERVICE PROVIDER shall create and submit to the Contract Supervision, flow of anomalies communication and evidence of workforce training in these procedures. 3.5 - In case of an accident, with or without leave, the SERVICE PROVIDER must communicate to the National Social Security Institute (INSS), by issuing a Work Accident Notice (CAT), considering the Legal Term, with a copy delivered to the Petrobras; 3.6 - The SERVICE PROVIDER must immediately communicate, in person or by telephone, to Petrobras' Inspection, any accident with or without leave and incident, independent of the mandatory communications provided for in the legislation; 3.7 - The SERVICE PROVIDER shall, within a maximum period of 24 hours (twenty-four hours) after the occurrence of an accident, with or without removal, or incident, forward the formal notice of the occurrence to Petrobras' Inspection. 4. START OF WORK 4.1 - As a condition for the access of the SERVICE PROVIDER's employees and authorization of the start of the services, the SERVICE PROVIDER must attend and submit to the ENGINEER the requirements described below, depending on the areas and locations, when applicable: a) To present the Program of Prevention of Environmental Risks - PPRA (NR- 09); Page 25 of 27 This document lists the basic SH&E requirements that must be fulfilled by the SERVICE PROVIDER during the performance of the services contracted by Petrobras, with a view to preventing personal accidents, damages to Petrobras and Contracted equipment and installations, damages and nuisance to third parties, and for the preservation of Health and the Environment. 3.1 - The SERVICE PROVIDER must carry out its Security, Environment and Health (SH&E) management, ensuring compliance with applicable legal requirements and specific to the contracted activity; 3.2 The SERVICE PROVIDER shall plan its activities and comply with the applicable Petrobras SH&E Standards that must be made available by the Contracting Management; 3.3 - The SERVICE PROVIDER shall advise its employees, as soon as they are aware of any emergency, inform the event, by the local emergency telephone or by radio, to Petrobras Inspection or employee responsible for the activity or any other Petrobras employee in the absence of these to a plan of corrective and preventive actions negotiated with the SERVICE PROVIDER, being its progress monitored and the result informed to the Contract Inspection. 3.4 The SERVICE PROVIDER shall create and submit to the Contract Supervision, flow of anomalies communication and evidence of workforce training in these procedures. 3.5 - In case of an accident, with or without leave, the SERVICE PROVIDER must communicate to the National Social Security Institute (INSS), by issuing a Work Accident Notice (CAT), considering the Legal Term, with a copy delivered to the Petrobras; 3.6 - The SERVICE PROVIDER must immediately communicate, in person or by telephone, to Petrobras' Inspection, any accident with or without leave and incident, independent of the mandatory communications provided for in the legislation; 3.7 - The SERVICE PROVIDER shall, within a maximum period of 24 hours (twenty-four hours) after the occurrence of an accident, with or without removal, or incident, forward the formal notice of the occurrence to Petrobras' Inspection. 4. START OF WORK 4.1 - As a condition for the access of the SERVICE PROVIDER's employees and authorization of the start of the services, the SERVICE PROVIDER must attend and submit to the ENGINEER the requirements described below, depending on the areas and locations, when applicable: a) To present the Program of Prevention of Environmental Risks - PPRA (NR- 09); Page 25 of 27

b) Present the Medical Control and Occupational Health Program - PCMSO (NR- 07) and Occupational Health Certificate - ASO; c) Present the nominal relation and proof of employment relationship of all employees who will work on this contract, who must participate in SH&E Instructions or Basic Safety Course. Note 1: It should be noted that regardless of the above care, aspects related to compliance with applicable legal requirements or others deemed necessary, such as the potential risks involved, should be considered. Note 2: When the evidence of existing risks in the activity is not contemplated in the legal programs of the SERVICE PROVIDER, it is mandatory to identify these risks and the stipulation of control measures for the prevention of accidents and diseases by the SERVICE PROVIDER, to be charged by the inspection. 4.2 - The SERVICE PROVIDER, when requested, must present the documents mentioned above in the formats required by the PETROBRAS units where the service is performed. To do this, you should seek from the SH&E sectors the information necessary to comply with this requirement. 5. COMPLEMENTARY PROVISIONS 5.1 - PETROBRAS reserves the right to make further demands regarding SH&E whenever it deems necessary for the protection of personnel, equipment and communities covered by the execution of the Contract. 5.2 - PETROBRAS may perform verification inspections and verification of SH&E requirements at any time in the SERVICE PROVIDER's work areas. The report of this inspection shall serve as a basis 5.3 - The SERVICE PROVIDER shall sign the SH&E checklist (s) for the monitoring of the activities and provide documents resulting from anomalies that occur during the execution of the activities. A list must be completed for each station where the activities are carried out, and they must contain the signatures of the representatives of PETROBRAS who accompanied the executions of the services; 5.4 - The SERVICE PROVIDER, upon signing the Contract with PETROBRAS, undertakes to comply fully with what is required by the present requirements and all the Labor Regulations and Procedures regarding SH&E in force in PETROBRAS, allowing full and total Supervision in its facilities and services, by its Agents. Page 26 of 27 b) Present the Medical Control and Occupational Health Program - PCMSO (NR- 07) and Occupational Health Certificate - ASO; c) Present the nominal relation and proof of employment relationship of all employees who will work on this contract, who must participate in SH&E Instructions or Basic Safety Course. Note 1: It should be noted that regardless of the above care, aspects related to compliance with applicable legal requirements or others deemed necessary, such as the potential risks involved, should be considered. Note 2: When the evidence of existing risks in the activity is not contemplated in the legal programs of the SERVICE PROVIDER, it is mandatory to identify these risks and the stipulation of control measures for the prevention of accidents and diseases by the SERVICE PROVIDER, to be charged by the inspection. 4.2 - The SERVICE PROVIDER, when requested, must present the documents mentioned above in the formats required by the PETROBRAS units where the service is performed. To do this, you should seek from the SH&E sectors the information necessary to comply with this requirement. 5. COMPLEMENTARY PROVISIONS 5.1 - PETROBRAS reserves the right to make further demands regarding SH&E whenever it deems necessary for the protection of personnel, equipment and communities covered by the execution of the Contract. 5.2 - PETROBRAS may perform verification inspections and verification of SH&E requirements at any time in the SERVICE PROVIDER's work areas. The report of this inspection shall serve as a basis 5.3 - The SERVICE PROVIDER shall sign the SH&E checklist (s) for the monitoring of the activities and provide documents resulting from anomalies that occur during the execution of the activities. A list must be completed for each station where the activities are carried out, and they must contain the signatures of the representatives of PETROBRAS who accompanied the executions of the services; 5.4 - The SERVICE PROVIDER, upon signing the Contract with PETROBRAS, undertakes to comply fully with what is required by the present requirements and all the Labor Regulations and Procedures regarding SH&E in force in PETROBRAS, allowing full and total Supervision in its facilities and services, by its Agents. Page 26 of 27

SERVICE PROVIDER'S PROPOSAL Exhibit No 6 Page 27 of 27 SERVICE PROVIDER'S PROPOSAL Exhibit No 6 Page 27 of 27

Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L Rio de Janeiro, August 14, 2018. PETRÓLEO BRASILEIRO S.A. - PETROBRÁS CNPJ No. 33.001.167 / 0001-01 Avenida República do Chile, n ° 65, CEP 20031-170 - Centro Rio de Janeiro, RJ. Dear Sirs, We appreciate your contact and we are pleased to submit to you our Proposal for the Provision of Services. INTRODUCTION RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL is a company focused on various sectors in business consulting, also acting in training professionals from various market segments; Our commitment includes the provision of high-quality services to corporate managers, aiming at cost reduction and optimization of results, and training and professional development through systematic training focused on the practical aspects of day-to-day business, delivered in a practical and objective way. Our purpose is to give our clients with an efficient and personalized service, providing the necessary security and tranquility, through a provision of services within the highest quality standards and ethical principles inherent to our profession. Our executives, in addition to extensive professional experience, have a sound academic background with Master's, MBA and Postgraduate Degree in Accounting, Taxes, Finance and Administration. RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Tel./Fax.- (55) (21) 2221 5775 www.recall-ledger.com.br Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L Rio de Janeiro, August 14, 2018. PETRÓLEO BRASILEIRO S.A. - PETROBRÁS CNPJ No. 33.001.167 / 0001-01 Avenida República do Chile, n ° 65, CEP 20031-170 - Centro Rio de Janeiro, RJ. Dear Sirs, We appreciate your contact and we are pleased to submit to you our Proposal for the Provision of Services. INTRODUCTION RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL is a company focused on various sectors in business consulting, also acting in training professionals from various market segments; Our commitment includes the provision of high-quality services to corporate managers, aiming at cost reduction and optimization of results, and training and professional development through systematic training focused on the practical aspects of day-to-day business, delivered in a practical and objective way. Our purpose is to give our clients with an efficient and personalized service, providing the necessary security and tranquility, through a provision of services within the highest quality standards and ethical principles inherent to our profession. Our executives, in addition to extensive professional experience, have a sound academic background with Master's, MBA and Postgraduate Degree in Accounting, Taxes, Finance and Administration. RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Tel./Fax.- (55) (21) 2221 5775 www.recall-ledger.com.br

Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L SERVICE PROVISION PROPOSAL / CONTRACT Entered into by and between: CONTRACTING PARTY: PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a legal entity, with registered office at Avenida República do Chile, nº 65, - CEP 20031-170 - Centro, Rio de Janeiro, RJ, enrolled with CNPJ under nº 33.000.167/0001-01, herein represented in accordance with the provisions of its By-laws CONTRACTOR: Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., a company with headquarters and jurisdiction in the city of Rio de Janeiro, RJ, at Av. Presidente Vargas, 509 - 10° andar, enrolled with the CNPJ under no. 3 06.298.833/0001-67, herein represented in statuary form, by its legal representatives. I - OBJECT: Services for the preparation of an accounting valuation report in Portuguese for PDET Offshore S/ A, with a view to the merger of said company with Petrobras, including 4 (four) counterparts in Spanish and 4 (four) counterparts in English, in accordance with the legislation and normative instructions in force for the issuance of said reports. II - DESCRIPTION OF SERVICES: 1. Analysis of the Balance Sheet for 2017, with Explanatory Notes, in the public domain; 2. Analysis of other Financial Statements (namely DMPL, DFC, DVA and DRE) for the 2017 Fiscal Year, also in the public domain; 3. Detailed analysis of the analytical balance sheet for the month that will serve as the basis for the merger operation, ascertained in 2018, highlighting the following events and balances: a) Verification of the procedures for the readjustment of such amounts receivable from the commitments entered with Petrobras, seeking to guarantee sufficient capacity to honor its short and long-term debts; b) Verification of the formation of company's revenues and any need of cash for RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Phone / Fax: (55) (21) 2221 5775 www.recall-ledger.com.br Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L SERVICE PROVISION PROPOSAL / CONTRACT Entered into by and between: CONTRACTING PARTY: PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a legal entity, with registered office at Avenida República do Chile, nº 65, - CEP 20031-170 - Centro, Rio de Janeiro, RJ, enrolled with CNPJ under nº 33.000.167/0001-01, herein represented in accordance with the provisions of its By-laws CONTRACTOR: Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., a company with headquarters and jurisdiction in the city of Rio de Janeiro, RJ, at Av. Presidente Vargas, 509 - 10° andar, enrolled with the CNPJ under no. 3 06.298.833/0001-67, herein represented in statuary form, by its legal representatives. I - OBJECT: Services for the preparation of an accounting valuation report in Portuguese for PDET Offshore S/ A, with a view to the merger of said company with Petrobras, including 4 (four) counterparts in Spanish and 4 (four) counterparts in English, in accordance with the legislation and normative instructions in force for the issuance of said reports. II - DESCRIPTION OF SERVICES: 1. Analysis of the Balance Sheet for 2017, with Explanatory Notes, in the public domain; 2. Analysis of other Financial Statements (namely DMPL, DFC, DVA and DRE) for the 2017 Fiscal Year, also in the public domain; 3. Detailed analysis of the analytical balance sheet for the month that will serve as the basis for the merger operation, ascertained in 2018, highlighting the following events and balances: a) Verification of the procedures for the readjustment of such amounts receivable from the commitments entered with Petrobras, seeking to guarantee sufficient capacity to honor its short and long-term debts; b) Verification of the formation of company's revenues and any need of cash for RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Phone / Fax: (55) (21) 2221 5775 www.recall-ledger.com.br

Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L payment of debt service, incurred for asset formation; c) Verification of the adjustment procedures at present value (AVP) over the flow of receivables from assets leased to Petrobras, as well as the accounting practices adopted for financial instruments; d) Verification of the formation of accounts receivable, covering related parties and financial assets; e) Verification of the procedures adopted for the formation (and write-off) of fixed assets and deferred assets; f) Verification of the formation of financing balances and their measurement in relation to the respective accounting practices; g) Verification of taxes in assets (tax credits) and in liabilities (tax obligations) as well as the procedures for the formation of deferred income tax and social contribution; h) Verification of the formation of deferred income; i) Verification of the business plan seeking the reversal of negative net worth. j) Verification of the formation of net financial results and judicial proceedings pending provision; k) Verification of policies for the management of foreign exchange, credit and liquidity risks; l) Verification of the status of such subsequent events referred to in Note 20 to the Financial Statements for 2017. 4. Preparation of the accounting net assets valuation report, in accordance with the corporate law and the Civil Code. Ill - DOCUMENTATION For implementing the work, we will need the following documents: • Published Financial Statements for the year 2017, together with the Explanatory Notes and Independent Auditors' Report; RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Phone / Fax: (55) (21) 2221 5775 www.recall-ledger.com.br Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L payment of debt service, incurred for asset formation; c) Verification of the adjustment procedures at present value (AVP) over the flow of receivables from assets leased to Petrobras, as well as the accounting practices adopted for financial instruments; d) Verification of the formation of accounts receivable, covering related parties and financial assets; e) Verification of the procedures adopted for the formation (and write-off) of fixed assets and deferred assets; f) Verification of the formation of financing balances and their measurement in relation to the respective accounting practices; g) Verification of taxes in assets (tax credits) and in liabilities (tax obligations) as well as the procedures for the formation of deferred income tax and social contribution; h) Verification of the formation of deferred income; i) Verification of the business plan seeking the reversal of negative net worth. j) Verification of the formation of net financial results and judicial proceedings pending provision; k) Verification of policies for the management of foreign exchange, credit and liquidity risks; l) Verification of the status of such subsequent events referred to in Note 20 to the Financial Statements for 2017. 4. Preparation of the accounting net assets valuation report, in accordance with the corporate law and the Civil Code. Ill - DOCUMENTATION For implementing the work, we will need the following documents: • Published Financial Statements for the year 2017, together with the Explanatory Notes and Independent Auditors' Report; RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Phone / Fax: (55) (21) 2221 5775 www.recall-ledger.com.br

Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L • Analytical balance for the month that will serve as the basis for the merger operation; • Report on potential labor claims in litigation, if any, duly quantified; • Report on potential operational claims in litigation, if any, duly quantified; • Copy of the Merger Protocol, approved by the Management, which will set up the procedures to be adopted for the merger; • During the implementation of the works, further information and documents may be required as necessary. IV - INFORMATION AND CONFIDENTIALITY RECALL LEDGER agrees to keep in full confidentiality all information and documents relating to Contracting Party's activities and operations and, under no circumstances, not to disclose them to third parties. V - ANTI-CORRUPTION POLICY 1. RECALL LEDGER hereby commits, under the penalties provided in the CONTRACT and in the applicable legislation, to abide by and strictly comply with all applicable laws, including, but not limited to, the Brazilian anti-corruption legislation, the Brazilian anti-money laundering legislation, as well as the standards and requirements contained in the Contracting Party's internal policies. 2. RECALL LEDGER represents and warrants not to be involved that it will not be directly or indirectly involved, through its representatives, administrators, officers, partners or shareholders, advisors, consultants, related parties, during the fulfillment of the obligations under the Contract , in any activity or practice that constitutes a violation of the terms of anti-corruption laws. VI - OBLIGATIONS • Contractor's Obligations - Contractor hereby commits to provide, within the set timeframe, RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Phone / Fax: (55) (21) 2221 5775 www.recall-ledger.com.br Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L • Analytical balance for the month that will serve as the basis for the merger operation; • Report on potential labor claims in litigation, if any, duly quantified; • Report on potential operational claims in litigation, if any, duly quantified; • Copy of the Merger Protocol, approved by the Management, which will set up the procedures to be adopted for the merger; • During the implementation of the works, further information and documents may be required as necessary. IV - INFORMATION AND CONFIDENTIALITY RECALL LEDGER agrees to keep in full confidentiality all information and documents relating to Contracting Party's activities and operations and, under no circumstances, not to disclose them to third parties. V - ANTI-CORRUPTION POLICY 1. RECALL LEDGER hereby commits, under the penalties provided in the CONTRACT and in the applicable legislation, to abide by and strictly comply with all applicable laws, including, but not limited to, the Brazilian anti-corruption legislation, the Brazilian anti-money laundering legislation, as well as the standards and requirements contained in the Contracting Party's internal policies. 2. RECALL LEDGER represents and warrants not to be involved that it will not be directly or indirectly involved, through its representatives, administrators, officers, partners or shareholders, advisors, consultants, related parties, during the fulfillment of the obligations under the Contract , in any activity or practice that constitutes a violation of the terms of anti-corruption laws. VI - OBLIGATIONS • Contractor's Obligations - Contractor hereby commits to provide, within the set timeframe, RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Phone / Fax: (55) (21) 2221 5775 www.recall-ledger.com.br

Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L such information inherent to the object of this Proposal and related to the Contracting Party, within the deadlines previously agreed upon, for analysis, including the documentation related to fiscal aspects, and to return after due use all the documentation delivered by the Contracting Party, in the same way as they were received, being answerable only for such acts, facts and transactions to which Contractor has access to and become aware of, pursuant to topic Ill of this proposal. • Contracting Party's Obligations - Contracting Party hereby commits to provide, within the previously agreed deadlines, and in an organized and archived manner, all the documentation required for the implementation of the services described in topic II, of this Proposal. VII - STAFF and VENUE The works shall be carried out by a Contractor's officer and his technical team, and the service must be performed within Contractor's facilities. VIII - ESTIMATED TIMEFRAME We estimate a 15 (fifteen) working day timeframe for the completion of the works, counted from the availability of the documentation requested in topic III above. IX-FEES IX.1. Our fees for implementing the works object of this proposal are calculated based on: a) The relevance, size, complexity and difficulty of the services to be performed; b) The time period that will be required to accomplish the work; c) The peculiarity of being an eventual, habitual or permanent client; d) The site where the services are to be provided; and e) The competence and reputation of the professional assigned to carry out the work. IX.2. In view of the foregoing, the scope and the professional responsibilities involved, our professional fees object of the present proposal correspond to the global amount of R$ 19,500.00 (nineteen thousand and five hundred reals), to be paid upon delivery of the services contracted. RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Phone / Fax: (55) (21) 2221 5775 www.recall-ledger.com.br Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L such information inherent to the object of this Proposal and related to the Contracting Party, within the deadlines previously agreed upon, for analysis, including the documentation related to fiscal aspects, and to return after due use all the documentation delivered by the Contracting Party, in the same way as they were received, being answerable only for such acts, facts and transactions to which Contractor has access to and become aware of, pursuant to topic Ill of this proposal. • Contracting Party's Obligations - Contracting Party hereby commits to provide, within the previously agreed deadlines, and in an organized and archived manner, all the documentation required for the implementation of the services described in topic II, of this Proposal. VII - STAFF and VENUE The works shall be carried out by a Contractor's officer and his technical team, and the service must be performed within Contractor's facilities. VIII - ESTIMATED TIMEFRAME We estimate a 15 (fifteen) working day timeframe for the completion of the works, counted from the availability of the documentation requested in topic III above. IX-FEES IX.1. Our fees for implementing the works object of this proposal are calculated based on: a) The relevance, size, complexity and difficulty of the services to be performed; b) The time period that will be required to accomplish the work; c) The peculiarity of being an eventual, habitual or permanent client; d) The site where the services are to be provided; and e) The competence and reputation of the professional assigned to carry out the work. IX.2. In view of the foregoing, the scope and the professional responsibilities involved, our professional fees object of the present proposal correspond to the global amount of R$ 19,500.00 (nineteen thousand and five hundred reals), to be paid upon delivery of the services contracted. RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Phone / Fax: (55) (21) 2221 5775 www.recall-ledger.com.br

Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L IX.3. The price shown in subsection IX.2 includes all costs, whether taxes, charges, insurance, transportation, food, labor, social charges, etc., taking into account that all works will be performed in the city of Rio de Janeiro. The tax rates incorporated in the price are as follows: PIS: 0.65%; COFINS: 3%; CSLL: 1%; IRRF: 1.5%. IX.4. The price for the services object of this proposal shall be fixed and not subject to rebate during the validity of the contract, except by virtue of legal provision. X-VALIDITY This proposal shall be valid for 45 days. XI - JURISDICTION OF THE CONTRACT The parties hereby choose the jurisdiction of the Court of the City of Rio de Janeiro/RJ, with express waiver by the Parties, of any other even if more privileged, to settle any litigation arising out of this Contract If you agree with this proposal, we request you to return the second signed attached counterpart. Yours truly, Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. [Signature] [Signature] Francisco Alves de Oliveira José Roberto da Rocha Mansur Executive Officer Executive Officer RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Phone / Fax: (55) (21) 2221 5775 www.recall-ledger.com.br Contractor Proposal Exhibit 6 R E C A L L L E D G E R C O N S U L T O R I A E M P R E S A R I A L IX.3. The price shown in subsection IX.2 includes all costs, whether taxes, charges, insurance, transportation, food, labor, social charges, etc., taking into account that all works will be performed in the city of Rio de Janeiro. The tax rates incorporated in the price are as follows: PIS: 0.65%; COFINS: 3%; CSLL: 1%; IRRF: 1.5%. IX.4. The price for the services object of this proposal shall be fixed and not subject to rebate during the validity of the contract, except by virtue of legal provision. X-VALIDITY This proposal shall be valid for 45 days. XI - JURISDICTION OF THE CONTRACT The parties hereby choose the jurisdiction of the Court of the City of Rio de Janeiro/RJ, with express waiver by the Parties, of any other even if more privileged, to settle any litigation arising out of this Contract If you agree with this proposal, we request you to return the second signed attached counterpart. Yours truly, Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. [Signature] [Signature] Francisco Alves de Oliveira José Roberto da Rocha Mansur Executive Officer Executive Officer RIO DE JANEIRO Av. Presidente Vargas, 509 -10 ° andar - Centro - Cep. 20.071-003 Phone / Fax: (55) (21) 2221 5775 www.recall-ledger.com.br

ANNEX IV Opinion of the Fiscal Council ANNEX IV Opinion of the Fiscal Council

PETRÓLEO BRASILEIRO S.A. - PETROBRAS OPINION OF THE PETROBRAS FISCAL COUNCIL The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, at a meeting held on this date, reviewed the decisions of the Company's Board of Directors (taken at the Meeting of October 24, 2011), in order to submit to the resolution of the Extraordinary Shareholders' Meeting - The Merger of the Company PDET OFFSHORE S/A by PETRÓLEO BRASILEIRO SA (PETROBRAS) based on the contents of the documents that have been forwarded to this Board, and also on the Appraisal Report issued on September 24, 2018 by RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA, on the basis of the elements included in the Balance Sheet of PDET OFFSHORE S/A, on the base date of 07/31/2018, and in the Merger Protocol, in accordance with Articles 224 and 225 of Law 6404/76, the Fiscal Council understands that the formalities applicable to the case have been observed, and the documentation is in order to be submitted for discussion and vote at the Extraordinary Shareholders' Meeting of PETROBRAS Shareholders. We emphasize, however, the need for prior manifestation of the Secretariat of Coordination and Governance of State-Owned Companies - SEST, in the form of art. 41, item VI, item b of Decree No. 9,035, dated April 20, 2017, for deliberation of the matter at the General Shareholders' Meeting. Rio de Janeiro, November 05, 2018. 135 PETRÓLEO BRASILEIRO S.A. - PETROBRAS OPINION OF THE PETROBRAS FISCAL COUNCIL The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, at a meeting held on this date, reviewed the decisions of the Company's Board of Directors (taken at the Meeting of October 24, 2011), in order to submit to the resolution of the Extraordinary Shareholders' Meeting - The Merger of the Company PDET OFFSHORE S/A by PETRÓLEO BRASILEIRO SA (PETROBRAS) based on the contents of the documents that have been forwarded to this Board, and also on the Appraisal Report issued on September 24, 2018 by RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA, on the basis of the elements included in the Balance Sheet of PDET OFFSHORE S/A, on the base date of 07/31/2018, and in the Merger Protocol, in accordance with Articles 224 and 225 of Law 6404/76, the Fiscal Council understands that the formalities applicable to the case have been observed, and the documentation is in order to be submitted for discussion and vote at the Extraordinary Shareholders' Meeting of PETROBRAS Shareholders. We emphasize, however, the need for prior manifestation of the Secretariat of Coordination and Governance of State-Owned Companies - SEST, in the form of art. 41, item VI, item b of Decree No. 9,035, dated April 20, 2017, for deliberation of the matter at the General Shareholders' Meeting. Rio de Janeiro, November 05, 2018. 135

Marisete Fátima Dadald Pereira Fiscal Council Chairperson Adriano Pereira de Paula Daniel Alves Ferreira Fiscal Council Member Fiscal Council Member Eduardo Cesar Pasa Reginaldo Ferreira Alexandre Fiscal Council Member Fiscal Council Member Antonio Roberto da Silva Technical Member CRC/RJ- 055019/0-5 136 Marisete Fátima Dadald Pereira Fiscal Council Chairperson Adriano Pereira de Paula Daniel Alves Ferreira Fiscal Council Member Fiscal Council Member Eduardo Cesar Pasa Reginaldo Ferreira Alexandre Fiscal Council Member Fiscal Council Member Antonio Roberto da Silva Technical Member CRC/RJ- 055019/0-5 136

PETRÓLEO BRASILEIRO S.A. - PETROBRAS PUBLICLY HELD CORPORATION CNPJ/MF nº 33.000.167/0001-01 NIRE # 33300032061 MINUTES OF THE 767TH MEETING OF THE FISCAL COUNCIL HELD ON NOVEMBER 05, 2018 At 3pm on November 5, 2018, in the Senate Building - EDISEN, located at Avenida Henrique Valadares nº 28, Torre A, 20th floor, Centro - Rio de Janeiro, the Fiscal Council of Petróleo Brasileiro SA - PETROBRAS, with the attendance of the effective Advisors, Adriano Pereira de Paula, Marisete Fátima Dadald Pereira, Daniel Alves Ferreira, Reginaldo Ferreira Alexandre and Eduardo Cesar Eduardo Pasa, before the Technical Advisor to this Board, Antonio Roberto da Silva, who chaired the meeting, with the following agenda: Opinion of the Fiscal Council on the Proposal for the Incorporation of PDET OFFSHORE S/A (PDET) by Petróleo Brasileiro S.A. - Petrobras. At the beginning of the work, it should be noted that the Fiscal Council members, Marisete Fátima Dadald Pereira, Reginaldo Ferreira Alexandre and Daniel Alves Ferreira, in response to the invitation from SEGEPE Electronic Mail, dated 10/17/2018, participated in the videoconference rooms in the Senate Building - EDISEN, located at Avenida Henrique Valadares nº 28, Torre A, 18th floor, Centro - Rio de Janeiro and the offices of São Paulo and Brasília, located at Avenida Paulista n ° 901, 11th floor, Cerqueira César and SAUN block 01, block D Ed. Petrobras, of the Meeting of the Board of Directors of PETROBRAS, held on 10.10.2018, at 9:00 am, at which the Board of Directors assessed the aforementioned merger proposal, which will be submitted to the resolution of the Extraordinary Shareholders' Meeting of PETROBRAS. Continuing the session, several documents were analyzed, timely forwarded by the Company, of PETRÓLEO BRASILEIRO S.A. - PETROBRAS PUBLICLY HELD CORPORATION CNPJ/MF nº 33.000.167/0001-01 NIRE # 33300032061 MINUTES OF THE 767TH MEETING OF THE FISCAL COUNCIL HELD ON NOVEMBER 05, 2018 At 3pm on November 5, 2018, in the Senate Building - EDISEN, located at Avenida Henrique Valadares nº 28, Torre A, 20th floor, Centro - Rio de Janeiro, the Fiscal Council of Petróleo Brasileiro SA - PETROBRAS, with the attendance of the effective Advisors, Adriano Pereira de Paula, Marisete Fátima Dadald Pereira, Daniel Alves Ferreira, Reginaldo Ferreira Alexandre and Eduardo Cesar Eduardo Pasa, before the Technical Advisor to this Board, Antonio Roberto da Silva, who chaired the meeting, with the following agenda: Opinion of the Fiscal Council on the Proposal for the Incorporation of PDET OFFSHORE S/A (PDET) by Petróleo Brasileiro S.A. - Petrobras. At the beginning of the work, it should be noted that the Fiscal Council members, Marisete Fátima Dadald Pereira, Reginaldo Ferreira Alexandre and Daniel Alves Ferreira, in response to the invitation from SEGEPE Electronic Mail, dated 10/17/2018, participated in the videoconference rooms in the Senate Building - EDISEN, located at Avenida Henrique Valadares nº 28, Torre A, 18th floor, Centro - Rio de Janeiro and the offices of São Paulo and Brasília, located at Avenida Paulista n ° 901, 11th floor, Cerqueira César and SAUN block 01, block D Ed. Petrobras, of the Meeting of the Board of Directors of PETROBRAS, held on 10.10.2018, at 9:00 am, at which the Board of Directors assessed the aforementioned merger proposal, which will be submitted to the resolution of the Extraordinary Shareholders' Meeting of PETROBRAS. Continuing the session, several documents were analyzed, timely forwarded by the Company, of

2 which the main ones are listed below: 1º) EXECUTIVE SUMMARY BOARD OF DIRECTORS originated by the Financial and Investor Relations Department; 2) APPRAISAL REPORT OF PDET OFFSHORE S/A (PDET) by PETRÓLEO BRASILEIRO SA (PETROBRAS), dated September 24, 2018, issued by the managing partners Francisco Alves de Oliveira (CRC - RJ 059.470 / O-8 ) and José Roberto da Rocha Mansur (CRC - RJ 059.214 / O-8) of the RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA; 3) PROTOCOL AND JUSTIFICATION OF MERGER OF PDS OFFSHORE S/A by PETRÓLEO BRASILEIRO S.A (PETROBRAS). 4) Electronic Mail from FINANÇAS, dated 11.11.2018, clarifying that PDET's accumulated tax losses of R $ 43.9 million in 31105/2018 will not be transmitted to the developer, however, there is no prospect of a future scenario in which PDET shows sufficient positive taxable results for the use of the balance of tax losses. The FINANÇAS area also reported that the taxes to be offset are subject to transfer to the incorporating company and the balance of these taxes, on 05/31/2018, was R $ 172.9 million The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, at a meeting held on this date, assessed the decisions of the Company's Board of Directors (taken at the Meeting of October 24, 2011), in order to submit to the resolution of the Extraordinary Shareholders' Meeting - the Merger of the Company PDET OFFSHORE S/A by PETRÓLEO BRASILEIRO SA Based on the content of the documents that were forwarded to this Board, and also in the Appraisal Report issued on September 24, 2018, by RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA, from the elements included in the Balance Sheet of PDET OFFSHORE S/A , on the base date of July 31, 2011, and in the Protocol of Merger, in accordance with the provisions of Articles 224 and 225 of Law 6404/76, the Fiscal Council understands that the formalities applicable to the case have been observed, and the documentation is in order to be submitted to the discussion and voting at the Extraordinary Shareholders' Meeting of PETROBRAS. We emphasize, however, the need for prior manifestation of the Secretariat of Coordination and Governance of State-Owned Companies- SEST, in the form of art. 41, item VI, item b of Decree No. 9,035, dated April 20, 2017, for deliberation of the matter at the General Shareholders' Meeting. Rio de Janeiro, November 05, 2018. Ass .: Directors, 2 which the main ones are listed below: 1º) EXECUTIVE SUMMARY BOARD OF DIRECTORS originated by the Financial and Investor Relations Department; 2) APPRAISAL REPORT OF PDET OFFSHORE S/A (PDET) by PETRÓLEO BRASILEIRO SA (PETROBRAS), dated September 24, 2018, issued by the managing partners Francisco Alves de Oliveira (CRC - RJ 059.470 / O-8 ) and José Roberto da Rocha Mansur (CRC - RJ 059.214 / O-8) of the RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA; 3) PROTOCOL AND JUSTIFICATION OF MERGER OF PDS OFFSHORE S/A by PETRÓLEO BRASILEIRO S.A (PETROBRAS). 4) Electronic Mail from FINANÇAS, dated 11.11.2018, clarifying that PDET's accumulated tax losses of R $ 43.9 million in 31105/2018 will not be transmitted to the developer, however, there is no prospect of a future scenario in which PDET shows sufficient positive taxable results for the use of the balance of tax losses. The FINANÇAS area also reported that the taxes to be offset are subject to transfer to the incorporating company and the balance of these taxes, on 05/31/2018, was R $ 172.9 million The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, at a meeting held on this date, assessed the decisions of the Company's Board of Directors (taken at the Meeting of October 24, 2011), in order to submit to the resolution of the Extraordinary Shareholders' Meeting - the Merger of the Company PDET OFFSHORE S/A by PETRÓLEO BRASILEIRO SA Based on the content of the documents that were forwarded to this Board, and also in the Appraisal Report issued on September 24, 2018, by RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA, from the elements included in the Balance Sheet of PDET OFFSHORE S/A , on the base date of July 31, 2011, and in the Protocol of Merger, in accordance with the provisions of Articles 224 and 225 of Law 6404/76, the Fiscal Council understands that the formalities applicable to the case have been observed, and the documentation is in order to be submitted to the discussion and voting at the Extraordinary Shareholders' Meeting of PETROBRAS. We emphasize, however, the need for prior manifestation of the Secretariat of Coordination and Governance of State-Owned Companies- SEST, in the form of art. 41, item VI, item b of Decree No. 9,035, dated April 20, 2017, for deliberation of the matter at the General Shareholders' Meeting. Rio de Janeiro, November 05, 2018. Ass .: Directors,

3 Adriano Pereira de Paula, Marisete Fátima Dadald Pereira, Reginaldo Ferreira Alexandre, Daniel Alves Ferreira and Eduardo Cesar Pasa. Finally, considering that no one else wished to speak, the meeting was adjourned at 4:11pm, from which these minutes were drawn up, which, after being read and approved, is signed by the Fiscal Council Members and the Technical Advisor of the Fiscal Council; a copy of which shall be sent to the Company's Management. 3 Adriano Pereira de Paula, Marisete Fátima Dadald Pereira, Reginaldo Ferreira Alexandre, Daniel Alves Ferreira and Eduardo Cesar Pasa. Finally, considering that no one else wished to speak, the meeting was adjourned at 4:11pm, from which these minutes were drawn up, which, after being read and approved, is signed by the Fiscal Council Members and the Technical Advisor of the Fiscal Council; a copy of which shall be sent to the Company's Management.

Marisete Fátima Dadald Pereira Fiscal Council Chairperson Adriano Pereira de Paula Daniel Alves Ferreira Fiscal Council Member Fiscal Council Member Eduardo Cesar Pasa Reginaldo Ferreira Alexandre Fiscal Council Member Fiscal Council Member Antonio Roberto da Silva Technical Member CRC/RJ- 055019/0-5 141 Marisete Fátima Dadald Pereira Fiscal Council Chairperson Adriano Pereira de Paula Daniel Alves Ferreira Fiscal Council Member Fiscal Council Member Eduardo Cesar Pasa Reginaldo Ferreira Alexandre Fiscal Council Member Fiscal Council Member Antonio Roberto da Silva Technical Member CRC/RJ- 055019/0-5 141

ANNEX V Forms related to Incorporation (in accordance with Exhibit 20A and 21 of CVM Instruction 481) ANNEX V Forms related to Incorporation (in accordance with Exhibit 20A and 21 of CVM Instruction 481)

INFORMATION CONCERNING THE MERGER OF PDET Offshore S/A in its capacity as ACQUIRED COMPANY, by PETRÓLEO BRASILEIRO S.A. - PETROBRAS as SURVIVING COMPANY (According to Exhibit 20-A of CVM Instruction 481, of December 17, 2009) Rio de Janeiro, November 5, 2018. INFORMATION CONCERNING THE MERGER OF PDET Offshore S/A in its capacity as ACQUIRED COMPANY, by PETRÓLEO BRASILEIRO S.A. - PETROBRAS as SURVIVING COMPANY (According to Exhibit 20-A of CVM Instruction 481, of December 17, 2009) Rio de Janeiro, November 5, 2018.

1. Protocol and justification of the operation, pursuant to articles 224 and 225 of Law 6404, dated December 15, 1976 ( Brazilian Corporation Law ). The Protocol and Justification of the Merger of PDET OFFSHORE S / A ( ACQUIRED COMPANY ) by PETRÓLEO BRASILEIRO S.A. - PETROBRAS (the SURVIVING COMPANY ), hereinafter collectively referred to as PARTIES , or any of them, individually, as PART , is included in Exhibit I - Protocol and Justification of the Merger. 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by companies subsisting or resulting from the transaction, filed at the company's headquarters or of which the company's controlling shareholder is a party. There are no agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the SURVIVING COMPANY, filed at its headquarters or of which its controlling shareholder is a party. 3. Description of operation including: (a) Terms and conditions The Merger of PDET OFFSHORE S/A by PETRÓLEO BRASILEIRO S.A. - PETROBRAS ( Merger ) has the objective of rationalizing costs through the consolidation of its activities, keeping in mind that the maintenance of various administrative structures leads to an increase in its operating costs, while implying the loss of relevant synergies in the conduct of the subjects of your interest. Page 2 of 17 1. Protocol and justification of the operation, pursuant to articles 224 and 225 of Law 6404, dated December 15, 1976 ( Brazilian Corporation Law ). The Protocol and Justification of the Merger of PDET OFFSHORE S / A ( ACQUIRED COMPANY ) by PETRÓLEO BRASILEIRO S.A. - PETROBRAS (the SURVIVING COMPANY ), hereinafter collectively referred to as PARTIES , or any of them, individually, as PART , is included in Exhibit I - Protocol and Justification of the Merger. 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by companies subsisting or resulting from the transaction, filed at the company's headquarters or of which the company's controlling shareholder is a party. There are no agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the SURVIVING COMPANY, filed at its headquarters or of which its controlling shareholder is a party. 3. Description of operation including: (a) Terms and conditions The Merger of PDET OFFSHORE S/A by PETRÓLEO BRASILEIRO S.A. - PETROBRAS ( Merger ) has the objective of rationalizing costs through the consolidation of its activities, keeping in mind that the maintenance of various administrative structures leads to an increase in its operating costs, while implying the loss of relevant synergies in the conduct of the subjects of your interest. Page 2 of 17

The Merger will bring advantages to both PARTIES and their shareholders, providing greater administrative efficiency, reducing operating costs and more efficient management of the assets involved. The appraisal of the shareholders' equity of the ACQUIRED COMPANY, for the purposes of the respective accounting entries in the SURVIVING COMPANY, was carried out at book value, based on the elements included in the Balance Sheet, by the specialized company RECALL LEGDER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA. ( Appraising Company ), on the base date of 07/31/2018 ( Base Date ), as determined in the Appraisal Report contained in Exhibit II - Appraisal Report. According to the Appraisal Report prepared by the Appraising Company, the book value of the negative shareholders' equity of the ACQUIRED COMPANY in the Base Date of 07/31/2018 corresponds to four hundred and fifteen million, three hundred and seventy-six thousand, three hundred and seventy-six reais and fifty cents (BRL 415,376,376.50). Considering that SURVIVING COMPANY holds 100% (one hundred percent) of the shares representing the capital stock of the ACQUIRED COMPANY, the Merger will not imply a change in the capital of the SURVIVING COMPANY, insofar as its financial statements already consolidate the accounting records of the ACQUIRED COMPANY. The replacement of investments by the SURVIVING COMPANY in the ACQUIRED COMPANY by the assets and liabilities contained in the ACQUIRED COMPANY's Balance Sheet shall not imply a change in the net worth and capital stock of the SURVIVING COMPANY, or the issuance of new shares or any modification to the voting rights, dividends or any other political or patrimonial rights conferred to the present shareholders of the SURVIVING COMPANY. Page 3 of 17 The Merger will bring advantages to both PARTIES and their shareholders, providing greater administrative efficiency, reducing operating costs and more efficient management of the assets involved. The appraisal of the shareholders' equity of the ACQUIRED COMPANY, for the purposes of the respective accounting entries in the SURVIVING COMPANY, was carried out at book value, based on the elements included in the Balance Sheet, by the specialized company RECALL LEGDER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA. ( Appraising Company ), on the base date of 07/31/2018 ( Base Date ), as determined in the Appraisal Report contained in Exhibit II - Appraisal Report. According to the Appraisal Report prepared by the Appraising Company, the book value of the negative shareholders' equity of the ACQUIRED COMPANY in the Base Date of 07/31/2018 corresponds to four hundred and fifteen million, three hundred and seventy-six thousand, three hundred and seventy-six reais and fifty cents (BRL 415,376,376.50). Considering that SURVIVING COMPANY holds 100% (one hundred percent) of the shares representing the capital stock of the ACQUIRED COMPANY, the Merger will not imply a change in the capital of the SURVIVING COMPANY, insofar as its financial statements already consolidate the accounting records of the ACQUIRED COMPANY. The replacement of investments by the SURVIVING COMPANY in the ACQUIRED COMPANY by the assets and liabilities contained in the ACQUIRED COMPANY's Balance Sheet shall not imply a change in the net worth and capital stock of the SURVIVING COMPANY, or the issuance of new shares or any modification to the voting rights, dividends or any other political or patrimonial rights conferred to the present shareholders of the SURVIVING COMPANY. Page 3 of 17

The balances of the creditor and debtor accounts of the ACQUIRED COMPANY will be transferred to the accounting books of the SURVIVING COMPANY, with the necessary adjustments. The assets, rights and obligations of the ACQUIRED COMPANY, which make up the shareholders' equity to be transferred to the SURVIVING COMPANY, are those detailed in the appraisal report, at book value. The approval of the Merger will entail the extinction of the ACQUIRED COMPANY, for all legal purposes and purposes, so that the SURVIVING COMPANY will succeed the ACQUIRED COMPANY universally in all its rights and obligations, pursuant to Article 227 of Law 6,404/76. (b) Obligations to indemnify: (i) the administrators of any of the companies involved; and (ii) if the transaction does not materialize There are no obligations to indemnify as a result of the Merger. (c) Comparative table of the rights, advantages and restrictions of the shares and shares of the companies involved or resulting before and after the operation There will be no changes in the rights, advantages and restrictions of the SURVIVING COMPANY's shares as a result of the Merger. (d) Possible need for approval by debenture holders or other creditors There is no need to approve the Merger by creditors of the PARTIES. (e) Active and passive elements that will form each part of the equity, in the event of a split Not applicable. Page 4 of 17 The balances of the creditor and debtor accounts of the ACQUIRED COMPANY will be transferred to the accounting books of the SURVIVING COMPANY, with the necessary adjustments. The assets, rights and obligations of the ACQUIRED COMPANY, which make up the shareholders' equity to be transferred to the SURVIVING COMPANY, are those detailed in the appraisal report, at book value. The approval of the Merger will entail the extinction of the ACQUIRED COMPANY, for all legal purposes and purposes, so that the SURVIVING COMPANY will succeed the ACQUIRED COMPANY universally in all its rights and obligations, pursuant to Article 227 of Law 6,404/76. (b) Obligations to indemnify: (i) the administrators of any of the companies involved; and (ii) if the transaction does not materialize There are no obligations to indemnify as a result of the Merger. (c) Comparative table of the rights, advantages and restrictions of the shares and shares of the companies involved or resulting before and after the operation There will be no changes in the rights, advantages and restrictions of the SURVIVING COMPANY's shares as a result of the Merger. (d) Possible need for approval by debenture holders or other creditors There is no need to approve the Merger by creditors of the PARTIES. (e) Active and passive elements that will form each part of the equity, in the event of a split Not applicable. Page 4 of 17

(f) Intention of companies resulting from obtaining registration of issuer of securities Not applicable. 4. Plans for conducting social business, especially regarding specific corporate events that are intended to promote. There are no specific corporate events to be promoted after the Merger. 5. Analysis of the following aspects of the operation: (a) Description of key expected benefits, including: (i) synergies, (ii) tax benefits, and (iii) strategic advantages. The Merger will bring considerable administrative, economic and financial benefits to the PARTIES and their shareholders, insofar as: (i) the operational integration of the PARTIES will allow a better use of existing synergies, rationalization of costs, through the consolidation of its activities, and therefore of all benefit to the social interests of the PARTIES; (ii) In addition, the merger of the business resources and assets of the PARTIES will allow better management of operations, assets and cash flows, resulting in optimization of the use of operational and financial resources and, consequently, in obtaining greater benefits for the social activities performed by the PARTIES, which would not be possible if another type of corporate transaction were adopted; and. Page 5 of 17 (f) Intention of companies resulting from obtaining registration of issuer of securities Not applicable. 4. Plans for conducting social business, especially regarding specific corporate events that are intended to promote. There are no specific corporate events to be promoted after the Merger. 5. Analysis of the following aspects of the operation: (a) Description of key expected benefits, including: (i) synergies, (ii) tax benefits, and (iii) strategic advantages. The Merger will bring considerable administrative, economic and financial benefits to the PARTIES and their shareholders, insofar as: (i) the operational integration of the PARTIES will allow a better use of existing synergies, rationalization of costs, through the consolidation of its activities, and therefore of all benefit to the social interests of the PARTIES; (ii) In addition, the merger of the business resources and assets of the PARTIES will allow better management of operations, assets and cash flows, resulting in optimization of the use of operational and financial resources and, consequently, in obtaining greater benefits for the social activities performed by the PARTIES, which would not be possible if another type of corporate transaction were adopted; and. Page 5 of 17

(iii) will result in the rationalization and simplification of the corporate structure, and, consequently, in the consolidation and reduction of operating expenses and expenses. (b) Costs The PARTIES estimate that the total costs and expenses for the realization and execution of the Merger, including the costs for conducting and publishing the corporate acts, and the expenses of the fees of evaluators and other contracted professionals, shall not exceed the amount of BRL 575.000.00 (five hundred and seventy-five thousand reais). (c) Risk factors Management understands that there are no risks that merit comment or highlight. Further details on the Company's risk factors are detailed in item 11A (d) In the case of a related party transaction, possible alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded There are no possible alternatives since the purpose of the PARTIES is to simplify the corporate structure of the PETROBRAS System and to extinguish the ACQUIRED COMPANY, which could only be obtained through the merger of companies. (e) Replacement ratio The Merger will be carried out without relation of substitution of the shares issued by the ACQUIRED COMPANY, considering that: (i) the SURVIVING COMPANY owns all the shares representing the capital stock of the ACQUIRED COMPANY, and there are no non-controlling shareholders that must migrate to the SURVIVING COMPANY; (ii) all shares issued by the ACQUIRED COMPANY and owned by the SURVIVING COMPANY will be Page 6 of 17 (iii) will result in the rationalization and simplification of the corporate structure, and, consequently, in the consolidation and reduction of operating expenses and expenses. (b) Costs The PARTIES estimate that the total costs and expenses for the realization and execution of the Merger, including the costs for conducting and publishing the corporate acts, and the expenses of the fees of evaluators and other contracted professionals, shall not exceed the amount of BRL 575.000.00 (five hundred and seventy-five thousand reais). (c) Risk factors Management understands that there are no risks that merit comment or highlight. Further details on the Company's risk factors are detailed in item 11A (d) In the case of a related party transaction, possible alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded There are no possible alternatives since the purpose of the PARTIES is to simplify the corporate structure of the PETROBRAS System and to extinguish the ACQUIRED COMPANY, which could only be obtained through the merger of companies. (e) Replacement ratio The Merger will be carried out without relation of substitution of the shares issued by the ACQUIRED COMPANY, considering that: (i) the SURVIVING COMPANY owns all the shares representing the capital stock of the ACQUIRED COMPANY, and there are no non-controlling shareholders that must migrate to the SURVIVING COMPANY; (ii) all shares issued by the ACQUIRED COMPANY and owned by the SURVIVING COMPANY will be Page 6 of 17 extinguished at the time of the Merger; (iii) the Merger will not result in an increase in the capital stock of the SURVIVING COMPANY; and (iv) the Merger will not imply issuance of new shares by the SURVIVING COMPANY. (f) In operations involving controlling companies, controlled companies or companies under common control: (i) stock exchange ratio calculated in accordance with article 264 of Law 6,404, of 1976; (ii) a detailed description of the process of trading the replacement ratio and other terms and conditions of the operation; (iii) if the transaction was preceded, in the last 12 (twelve) months, by a control acquisition or control block interest acquisition: a comparative analysis of the replacement ratio and the price paid on the acquisition of control, and reasons which justify any valuation differences in the different operations; and (iv) justification of why the substitution relationship is commutative, with a description of the procedures and criteria adopted to guarantee the commutativity of the operation or, if the substitution ratio is not commutative, payment detail or equivalent measures adopted to ensure compensation proper. The Merger will be carried out without substitution relation of the shares issued by the ACQUIRED COMPANY, since the totality of the ACQUIRED COMPANY's capital stock is held by the SURVIVING COMPANY. 6. Copy of minutes of all meetings of the board of directors, supervisory board and special committees in which the operation was discussed, including any dissenting votes The minutes of the meetings of the Board of Directors, the Fiscal Council and the Financial Committee, in which the Merger was discussed, can be found in Exhibit III - Minutes of Meetings. Page 7 of 17 extinguished at the time of the Merger; (iii) the Merger will not result in an increase in the capital stock of the SURVIVING COMPANY; and (iv) the Merger will not imply issuance of new shares by the SURVIVING COMPANY. (f) In operations involving controlling companies, controlled companies or companies under common control: (i) stock exchange ratio calculated in accordance with article 264 of Law 6,404, of 1976; (ii) a detailed description of the process of trading the replacement ratio and other terms and conditions of the operation; (iii) if the transaction was preceded, in the last 12 (twelve) months, by a control acquisition or control block interest acquisition: a comparative analysis of the replacement ratio and the price paid on the acquisition of control, and reasons which justify any valuation differences in the different operations; and (iv) justification of why the substitution relationship is commutative, with a description of the procedures and criteria adopted to guarantee the commutativity of the operation or, if the substitution ratio is not commutative, payment detail or equivalent measures adopted to ensure compensation proper. The Merger will be carried out without substitution relation of the shares issued by the ACQUIRED COMPANY, since the totality of the ACQUIRED COMPANY's capital stock is held by the SURVIVING COMPANY. 6. Copy of minutes of all meetings of the board of directors, supervisory board and special committees in which the operation was discussed, including any dissenting votes The minutes of the meetings of the Board of Directors, the Fiscal Council and the Financial Committee, in which the Merger was discussed, can be found in Exhibit III - Minutes of Meetings. Page 7 of 17

7. Copy of studies, presentations, reports, opinions, opinions or appraisal reports of the companies involved in the operation made available to the controlling shareholder at any stage of the transaction The Appraisal Report prepared by RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA. is available in Exhibit II - Appraisal Report. 7.1. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation The Appraising Company stated in the appraisal report that: (i) there is no current or potential conflict or communion of interests with the Companies, or even with respect to the Merger; and (ii) the controllers and administrators of the companies involved have not directed, limited, hindered or practiced any acts or omissions that have or may have compromised the access, use or knowledge of relevant information, assets, documents or work methodologies for the quality of the conclusions contained in the Report (iii) by the appraisal service, the net fixed remuneration, in national currency, in the amount of BRL 19,500.00 (nineteen thousand and five hundred reais). 8. Statutory draft or statutory changes of the companies resulting from the operation As the Merger will be carried out without cancellation or issuance of new shares by the SURVIVING COMPANY, without changing its share capital, there will be no change in the SURVIVING COMPANY's bylaws. 9. Financial statements used for the purpose of the transaction, pursuant to the specific rule Page 8 of 17 7. Copy of studies, presentations, reports, opinions, opinions or appraisal reports of the companies involved in the operation made available to the controlling shareholder at any stage of the transaction The Appraisal Report prepared by RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA. is available in Exhibit II - Appraisal Report. 7.1. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation The Appraising Company stated in the appraisal report that: (i) there is no current or potential conflict or communion of interests with the Companies, or even with respect to the Merger; and (ii) the controllers and administrators of the companies involved have not directed, limited, hindered or practiced any acts or omissions that have or may have compromised the access, use or knowledge of relevant information, assets, documents or work methodologies for the quality of the conclusions contained in the Report (iii) by the appraisal service, the net fixed remuneration, in national currency, in the amount of BRL 19,500.00 (nineteen thousand and five hundred reais). 8. Statutory draft or statutory changes of the companies resulting from the operation As the Merger will be carried out without cancellation or issuance of new shares by the SURVIVING COMPANY, without changing its share capital, there will be no change in the SURVIVING COMPANY's bylaws. 9. Financial statements used for the purpose of the transaction, pursuant to the specific rule Page 8 of 17

The financial statements of the ACQUIRED COMPANY for the period ended 07/31/2018 and the MERGER COMPANY for the period ended 12/31/2017 are available in Exhibit IV - Financial Statements. The obligation to disclose audited financial statements by an independent auditor registered with the CVM, with a base date no earlier than 180 (one hundred and eighty) days from the date of the meeting that deliberates on the operation, does not apply to the operation under review, pursuant to article 10, caput, of CVM Instruction 565, of June 15, 2015. 10. Pro forma financial statements prepared for the purpose of the transaction, pursuant to the specific rule It is not necessary to prepare the pro forma financial statements required under Article 7 of CVM Instruction 565 of June 15, 2015, since the effects of the Merger follow the provisions of Article 10, caput, of said Instruction. 11. Document containing information on directly involved companies other than publicly held companies (in this case, the ACQUIRED COMPANY), including: (a) Risk factors, in terms of items 4.1 and 4.2 of the reference form Operations with related parties may not be properly identified and handled. Financing operation by BB Unit Trust, investment fund of Banco do Brasil, having as shareholder and provider of funds for said financing Petrobras Global Trading B.V. Such operation shall follow market standards and be conducted with commutativity, objective decision processes and documents, regarding the rules of competition and adequate disclosure of information, in accordance with the applicable legislation and as determined by the CVM and SEC. Any failure to identify and handle such situations in accordance with current legislation may adversely affect the Company's economic and financial condition, as well as result in assessments by regulatory agencies and/or judicial inquiries by Petrobras shareholders. Page 9 of 17 The financial statements of the ACQUIRED COMPANY for the period ended 07/31/2018 and the MERGER COMPANY for the period ended 12/31/2017 are available in Exhibit IV - Financial Statements. The obligation to disclose audited financial statements by an independent auditor registered with the CVM, with a base date no earlier than 180 (one hundred and eighty) days from the date of the meeting that deliberates on the operation, does not apply to the operation under review, pursuant to article 10, caput, of CVM Instruction 565, of June 15, 2015. 10. Pro forma financial statements prepared for the purpose of the transaction, pursuant to the specific rule It is not necessary to prepare the pro forma financial statements required under Article 7 of CVM Instruction 565 of June 15, 2015, since the effects of the Merger follow the provisions of Article 10, caput, of said Instruction. 11. Document containing information on directly involved companies other than publicly held companies (in this case, the ACQUIRED COMPANY), including: (a) Risk factors, in terms of items 4.1 and 4.2 of the reference form Operations with related parties may not be properly identified and handled. Financing operation by BB Unit Trust, investment fund of Banco do Brasil, having as shareholder and provider of funds for said financing Petrobras Global Trading B.V. Such operation shall follow market standards and be conducted with commutativity, objective decision processes and documents, regarding the rules of competition and adequate disclosure of information, in accordance with the applicable legislation and as determined by the CVM and SEC. Any failure to identify and handle such situations in accordance with current legislation may adversely affect the Company's economic and financial condition, as well as result in assessments by regulatory agencies and/or judicial inquiries by Petrobras shareholders. Page 9 of 17

(b) Description of the main changes in the risk factors occurred in the previous year and expectations regarding the reduction or increase in the exposure to risks as a result of the operation, pursuant to item 5.4 of the reference form In relation to the previous year, Management understands that there were no material changes in the exposure to risks (c) Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form The Company's corporate purpose is the study, development, design, planning, construction, leasing, installation, maintenance operation of oil transfer systems (d) Description of the economic group, in terms of item 15 of the reference form The ACQUIRED COMPANY is controlled by the SURVIVING COMPANY, Petróleo Brasileiro S.A. - PETROBRAS, Brazilian, enrolled with CNPJ / MF under number 33.000.167 / 0001-01. The fully subscribed and paid-in capital of the ACQUIRED COMPANY is eighty- four thousand, three hundred and seventy-one reais (BRL 84,371.00), divided into eighty-four thousand three hundred and seventy-one (84,371) shares, at the par value of BRL 1.00 (one real), all held by the SURVIVING COMPANY, as shown below: Page 10 of 17 (b) Description of the main changes in the risk factors occurred in the previous year and expectations regarding the reduction or increase in the exposure to risks as a result of the operation, pursuant to item 5.4 of the reference form In relation to the previous year, Management understands that there were no material changes in the exposure to risks (c) Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form The Company's corporate purpose is the study, development, design, planning, construction, leasing, installation, maintenance operation of oil transfer systems (d) Description of the economic group, in terms of item 15 of the reference form The ACQUIRED COMPANY is controlled by the SURVIVING COMPANY, Petróleo Brasileiro S.A. - PETROBRAS, Brazilian, enrolled with CNPJ / MF under number 33.000.167 / 0001-01. The fully subscribed and paid-in capital of the ACQUIRED COMPANY is eighty- four thousand, three hundred and seventy-one reais (BRL 84,371.00), divided into eighty-four thousand three hundred and seventy-one (84,371) shares, at the par value of BRL 1.00 (one real), all held by the SURVIVING COMPANY, as shown below: Page 10 of 17

PDET Offshore S/A Shares Member Nationality CPF / CNPJ No. % PETROBRAS Brazilian 33.000.167/ 84,371 100% 0001-01 Total ---- ---- 100% 84,371 There is no shareholder agreement filed at the headquarters of the ACQUIRED COMPANY or of which the controlling shareholder is a party. The SURVIVING COMPANY is directly controlled by the Federal Government, registered with CNPJ/MF No. 00.394.460/0409-50, holder of three billion, seven hundred and forty million, four hundred and seventy thousand, eight hundred and eleven (3.740.470.811) common shares, and without par value. The fully subscribed and paid-in capital of the SURVIVING COMPANY is two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety reais and fifty-two cents (BRL 205,431,960,490.52) divided into thirteen billion, forty-four million, four hundred and ninety-six thousand, nine hundred and thirty shares (13,044,496,930), with no par value, of which seven billion, four hundred and forty-two million, four hundred and fifty-four thousand, one hundred and forty-two (7,442,454,142) common shares and five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight (5,602,042,788) preferred shares, distributed among the shareholders of the SURVIVING COMPANY as follows, considering the composition of the share capital on 09/30/18: Page 11 of 17 PDET Offshore S/A Shares Member Nationality CPF / CNPJ No. % PETROBRAS Brazilian 33.000.167/ 84,371 100% 0001-01 Total ---- ---- 100% 84,371 There is no shareholder agreement filed at the headquarters of the ACQUIRED COMPANY or of which the controlling shareholder is a party. The SURVIVING COMPANY is directly controlled by the Federal Government, registered with CNPJ/MF No. 00.394.460/0409-50, holder of three billion, seven hundred and forty million, four hundred and seventy thousand, eight hundred and eleven (3.740.470.811) common shares, and without par value. The fully subscribed and paid-in capital of the SURVIVING COMPANY is two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety reais and fifty-two cents (BRL 205,431,960,490.52) divided into thirteen billion, forty-four million, four hundred and ninety-six thousand, nine hundred and thirty shares (13,044,496,930), with no par value, of which seven billion, four hundred and forty-two million, four hundred and fifty-four thousand, one hundred and forty-two (7,442,454,142) common shares and five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight (5,602,042,788) preferred shares, distributed among the shareholders of the SURVIVING COMPANY as follows, considering the composition of the share capital on 09/30/18: Page 11 of 17

PETRÓLEO BRASILEIRO S.A. - PETROBRAS						
Shareholder Nationality CPF/CNPJ	Shares Common		Preferred shares		Total Shares	
	No.	%	No.	%	No.	%
Federal Union Brazilian 00.394.460/0409-50	3,740,470,811	50.26%	0	0%	3,740,470,811	28.67%
BNDES Participações - BNDESPAR Brazilian 00.383.281/0001-09	11,700,392	0.16%	1,080,053,496	19.28%	1,091,753,888	8.37%
BNDES Brazilian 33.657.248/0001-89	734,202,699	9.87%	161,596,958	2.88%	895,799,657	6.87%
Social Participation Fund - FPS Brazilian	6,000,000	0.08%	0	0%	6,000,000	0.05%
Caixa Previdência - Banco do Brasil Employees – PREVI Brazilian 34.053.942/0001-50	13,476,915	0.18%	289,390,775	5.17%	302,867,690	2.32%
Caixa Econômica Federal Brazilian 00.360.305/0001-04	241,340,371	3.24%	60,389,882	1.08%	302,867,690	2.32%
Others	2,695,262,954	36.21%	4,010,611,677	71.59%	6,705,874,631	51.41%
Treasury Stock	0	0%	0	0%	0	0.00%
Total	7,442,454,142	100%	5,602,042,788	100%	13,044,496,930	100%

There was no change in the controlling shareholder since the merger of the ACQUIRED COMPANY.

The ACQUIRED COMPANY has no shareholders other than the SURVIVING COMPANY.

Page 12 of 17

DOWNSTREAM PARTICIPAÇÕES LTDA	
NUMBER OF SHAREHOLDERS INDIVIDUALS	0
NUMBER OF SHAREHOLDERS LEGAL PERSONS	1
NUMBER OF INSTITUTIONAL INVESTORS	NOT APPLICABLE
NUMBER OF OUTSTANDING SHARES	NOT APPLICABLE


FEDERAL UNION
INDIRECT CONTROLLING COMPANY
50.26%*
PETRÓLEO BRASILEIRO S.A. - PETROBRAS *
DIRECT CONTROLLING COMPANY
100%
PDET Offshore S/A
ACQUIRED COMPANY

(e) Description of share capital, pursuant to item 17.1 of the reference form

PDET OFFSHORE S/A.	
CAPITAL ISSUED, SUBSCRIBED AND PAID IN	BRL 84,371.00
NUMBER OF SHARES	84,371
NUMBER OF PREFERRED SHARES	NOT APPLICABLE
AUTHORIZED CAPITAL	NOT APPLICABLE
SECURITIES CONVERTIBLE INTO SHARES	NOT APPLICABLE

Page 13 of 17

12. Description of the capital structure and control after the operation, pursuant to item 15 of the reference form. There will be no change in the capital structure and control after the operation. 13. Number, class, type and type of the securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to those companies, as defined by the rules dealing with the public offering for the acquisition of shares. There are no other securities of companies involved in the Merger, held by other companies involved in the Merger, or by persons related to these companies, pursuant to article 3, VI of CVM Instruction 361, dated March 5, 2002, in addition to the shares issued by the ACQUIRED COMPANY, held by the SURVIVING COMPANY, as described in item 11, d above. 14. Exposure of any of the companies involved in the transaction, or persons related thereto, as defined by the rules dealing with the public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction There is no exposure of any company involved in the Merger or of persons related thereto, pursuant to article 3, VI of CVM Instruction 361, dated March 5, 2002, in derivatives referenced in securities issued by the other companies involved in the transaction. 15. Report covering all the business carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction: Page 14 of 17 12. Description of the capital structure and control after the operation, pursuant to item 15 of the reference form. There will be no change in the capital structure and control after the operation. 13. Number, class, type and type of the securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to those companies, as defined by the rules dealing with the public offering for the acquisition of shares. There are no other securities of companies involved in the Merger, held by other companies involved in the Merger, or by persons related to these companies, pursuant to article 3, VI of CVM Instruction 361, dated March 5, 2002, in addition to the shares issued by the ACQUIRED COMPANY, held by the SURVIVING COMPANY, as described in item 11, d above. 14. Exposure of any of the companies involved in the transaction, or persons related thereto, as defined by the rules dealing with the public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction There is no exposure of any company involved in the Merger or of persons related thereto, pursuant to article 3, VI of CVM Instruction 361, dated March 5, 2002, in derivatives referenced in securities issued by the other companies involved in the transaction. 15. Report covering all the business carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction: Page 14 of 17

(a) Companies involved in the operation: (i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation to the class and type of the security; conditions. There were no transactions between the ACQUIRED COMPANY and the SURVIVING COMPANY in the last 6 (six) months. (ii) Private sale transactions: the average price, quantity of shares involved, security involved; percentage in relation to the class and type of the security; conditions. There were no transactions between the ACQUIRED COMPANY and the SURVIVING COMPANY in the last 6 (six) months. (iii) Purchase transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to the class and type of the security; other relevant conditions; and There were no transactions between the ACQUIRED COMPANY and the SURVIVING COMPANY in the last 6 (six) months. (iv) Selling transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to the class and type of the security; conditions. There were no transactions between the ACQUIRED COMPANY and the SURVIVING COMPANY in the last 6 (six) months. (b) Parties related to companies involved in the operation: Page 15 of 17 (a) Companies involved in the operation: (i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation to the class and type of the security; conditions. There were no transactions between the ACQUIRED COMPANY and the SURVIVING COMPANY in the last 6 (six) months. (ii) Private sale transactions: the average price, quantity of shares involved, security involved; percentage in relation to the class and type of the security; conditions. There were no transactions between the ACQUIRED COMPANY and the SURVIVING COMPANY in the last 6 (six) months. (iii) Purchase transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to the class and type of the security; other relevant conditions; and There were no transactions between the ACQUIRED COMPANY and the SURVIVING COMPANY in the last 6 (six) months. (iv) Selling transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to the class and type of the security; conditions. There were no transactions between the ACQUIRED COMPANY and the SURVIVING COMPANY in the last 6 (six) months. (b) Parties related to companies involved in the operation: Page 15 of 17

(i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation to the class and type of the security; conditions.

There are no transactions to report

(ii) Private sale transactions: the average price, quantity of shares involved, security involved; percentage in relation to the class and type of the security; conditions.

There are no transactions to report

(iii) Purchase transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to the class and type of the security; conditions.

		Conselho de Administração	Diretoria Executiva	Conselho Fiscal	Órgãos Técnicos ou Consultivos	Total
(1) Preço Médio	ON	-	-	-	-	-
	PN	N.D.	N.D.	N.D.	N.D.	N.D.
	Outros	-	-	-	-	-
	Total					
(2) Quantidade de Ações envolvidas	ON	-	-	-	-	-
	PN	680	-	7.910	-	8.590
	Outros	-	-	-	-	-
	Total	680	-	7.910	-	8.590
(3) Valor Mobiliário Envolvido	ADR ON*	-	-	-	-	-
	ADR PN*	-	-	-	30.210	30.210
	Quotas de Fundos	-	-	-	-	-
	Total	-	-	-	30.210	30.210
(4) % em relação à classe	ON		-	-	-	-
	PN	0,000012%	0,000000%	0,000141%	0,000539%	0,000693%
	Total					
(5) Demais condições relevantes	ON	N.A.	N.A.	N.A.	N.A.	N.A.
	PN	N.A.	N.A.	N.A.	N.A.	N.A.
	Total	N.A.	N.A.	N.A.	N.A.	N.A.

(*) Os valores dos ADRs estão expressos em quantidade de ações. Cada ADR equivale a 2 ações da Companhia.

(iv) Selling transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to the class and type of the security; conditions.

Page 16 of 17

		Conselho de Administração	Diretoria Executiva	Conselho Fiscal	Órgãos Técnicos ou Consultivos	Total
(1) Preço Médio	ON	-	-	-	-	-
	PN	-	-	N.D.	N.D.	N.D.
	Outros	-	-	-	-	-
	Total					
(2) Quantidade de Ações envolvidas	ON	-	-	-	-	-
	PN	-	-	-	23.846	23.846
	Outros	-	-	-	-	-
	Total	-	-	-	23.846	23.846
(3) Valor Mobiliário Envolvido	ADR ON*	-	-	-	-	-
	ADR PN*	-	-	-	-	-
	Quotas de Fundos	-	-	2.158	-	-
	Total	-	-	2.158	-	2.158
(4) % em relação à classe	ON	-	-	-	-	-
	PN	0,000000%	0,000000%	N.D.	0,000426%	0,000426%
	Total					
(5) Demais condições relevantes	ON	N.A.	N.A.	N.A.	N.A.	N.A.
	PN	N.A.	N.A.	N.A.	N.A.	N.A.
	Total	N.A.	N.A.	N.A.	N.A.	N.A.

(*) Os valores dos ADRs estão expressos em quantidade de ações. Cada ADR equivale a 2 ações da Companhia.

16. Document by which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35 of 2008.

NOT APPLICABLE

<u>EXHIBITS:</u>

Exhibit I - Protocol and Justification of the Merger.

Exhibit I - Appraisal Report

Exhibit III - Minutes of Meetings.

Exhibit IV - Financial Statements.

Page 17 of 17

EXHIBIT - 21 1. List the evaluators recommended by the Management RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA, hereinafter referred to as RECALL, was appointed to ascertain the book value of PDET OFFSHORE S/A shareholders' equity to be merged with PETROBRAS. 2. Describe Evaluators' recommended expertise RECALL is an Audit firm, registered with the Regional Accounting Council of Rio de Janeiro (CRCRJ) under registration RJ-003956/O-8, and is qualified to issue a Valuation Report on PDET OFFSHORE S/A in compliance with current regulations. 3. Provide a copy of the proposal including both the work and the fees of the recommended Evaluators See Exhibit III - RECALL Proposal 4. Describe any relevant relationship over the last 3 (three) years between the recommended evaluators and parties related to the company, as defined by the accounting rules that deal with this matter. The Auditors have no direct or indirect interest in the companies involved or in the operation, just as there is no other relevant circumstance that may characterize a conflict of interest. EXHIBIT - 21 1. List the evaluators recommended by the Management RECALL LEDGER CONSULTORIA E DESENVOLVIMENTO EMPRESARIAL LTDA, hereinafter referred to as RECALL, was appointed to ascertain the book value of PDET OFFSHORE S/A shareholders' equity to be merged with PETROBRAS. 2. Describe Evaluators' recommended expertise RECALL is an Audit firm, registered with the Regional Accounting Council of Rio de Janeiro (CRCRJ) under registration RJ-003956/O-8, and is qualified to issue a Valuation Report on PDET OFFSHORE S/A in compliance with current regulations. 3. Provide a copy of the proposal including both the work and the fees of the recommended Evaluators See Exhibit III - RECALL Proposal 4. Describe any relevant relationship over the last 3 (three) years between the recommended evaluators and parties related to the company, as defined by the accounting rules that deal with this matter. The Auditors have no direct or indirect interest in the companies involved or in the operation, just as there is no other relevant circumstance that may characterize a conflict of interest.

ANNEX VI Board of Directors Meeting Certificate about incorporation of PDET ANNEX VI Board of Directors Meeting Certificate about incorporation of PDET

[Logo] PETROBRAS Publicly Held Corporation CNPJ / MF - 33.000.167 / 0001- 01 NIRE - 33300032061 CERTIFICATE I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, at a meeting held on October 24, 2018 (Meeting no. 1566), on the subject MERGER OF PDET OFFSHORE S.A. PETROLEO BRASILEIRO S.A. - PETROBRAS, in accordance with the Executive Summary: a) ratified the hiring of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., to proceed with the valuation, at book value, of PDET Offshore S/A, and submit to the Petrobras Shareholders' Meeting the proposal for approval and ratification of the hiring of said specialized company; b) approved the proposal to merger PDET Offshore S/A with Petróleo Brasileiro S.A under the terms of the draft Protocol and Justification of Merger (Exhibit III of the Executive Summary), and forwarded the matter to the deliberation of the General Meeting, considering the valuation report and the accounting records as of 7/31/2018 of PDET Offshore S/A; and c) approved the convening of Petrobras General Shareholders' Meeting, pursuant to Law 6,404/76, article 225, to resolve on (ci) the proposal to approve the Protocol and Justification of Merger to be signed by and between PDET Offshore S/A, as merged company, and Petrobras, as surviving company; (c.ii) ratification of the contracting of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. to carry out the valuation at book value of PDET Offshore S/A's net worth; (c.iii) the approval of the Valuation Report; and (c.iv) the proposal to merger PDET Offshore S/A with Petrobras, with the consequent extinction of the former. ----------------------------------------------- Rio de Janeiro, October 31, 2018. [Signature] João Gonçalves Gabriel Secretary General of Petrobras SEGEPE - Petrobras Secretary General Office Av. Henrique Valadares n ° 28 - Torre A - 19º andar Tel. (21) 3224-2244 CEP 20231-030 - Rio de Janeiro RJ Brazil Page 1 of 1 [Logo] PETROBRAS Publicly Held Corporation CNPJ / MF - 33.000.167 / 0001- 01 NIRE - 33300032061 CERTIFICATE I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, at a meeting held on October 24, 2018 (Meeting no. 1566), on the subject MERGER OF PDET OFFSHORE S.A. PETROLEO BRASILEIRO S.A. - PETROBRAS, in accordance with the Executive Summary: a) ratified the hiring of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., to proceed with the valuation, at book value, of PDET Offshore S/A, and submit to the Petrobras Shareholders' Meeting the proposal for approval and ratification of the hiring of said specialized company; b) approved the proposal to merger PDET Offshore S/A with Petróleo Brasileiro S.A under the terms of the draft Protocol and Justification of Merger (Exhibit III of the Executive Summary), and forwarded the matter to the deliberation of the General Meeting, considering the valuation report and the accounting records as of 7/31/2018 of PDET Offshore S/A; and c) approved the convening of Petrobras General Shareholders' Meeting, pursuant to Law 6,404/76, article 225, to resolve on (ci) the proposal to approve the Protocol and Justification of Merger to be signed by and between PDET Offshore S/A, as merged company, and Petrobras, as surviving company; (c.ii) ratification of the contracting of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. to carry out the valuation at book value of PDET Offshore S/A's net worth; (c.iii) the approval of the Valuation Report; and (c.iv) the proposal to merger PDET Offshore S/A with Petrobras, with the consequent extinction of the former. ----------------------------------------------- Rio de Janeiro, October 31, 2018. [Signature] João Gonçalves Gabriel Secretary General of Petrobras SEGEPE - Petrobras Secretary General Office Av. Henrique Valadares n ° 28 - Torre A - 19º andar Tel. (21) 3224-2244 CEP 20231-030 - Rio de Janeiro RJ Brazil Page 1 of 1

ANNEX VII Excerpt from Financial Commitee Meeting about incorporation of PDET ANNEX VII Excerpt from Financial Commitee Meeting about incorporation of PDET

[Logo] PETROBRAS Publicly Held Corporation CNPJ / MF - 33.000.167 / 0001- 01 NIRE - 33300032061 CERTIFICATE I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, at a meeting held on October 24, 2018 (Meeting no. 1566), on the subject MERGER OF PDET OFFSHORE S.A. PETROLEO BRASILEIRO S.A. - PETROBRAS, in accordance with the Executive Summary: a) ratified the hiring of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., to proceed with the valuation, at book value, of PDET Offshore S/A, and submit to the Petrobras Shareholders' Meeting the proposal for approval and ratification of the hiring of said specialized company; b) approved the proposal to merger PDET Offshore S/A with Petróleo Brasileiro S.A under the terms of the draft Protocol and Justification of Merger (Exhibit III of the Executive Summary), and forwarded the matter to the deliberation of the General Meeting, considering the valuation report and the accounting records as of 7/31/2018 of PDET Offshore S/A; and c) approved the convening of Petrobras General Shareholders' Meeting, pursuant to Law 6,404/76, article 225, to resolve on (ci) the proposal to approve the Protocol and Justification of Merger to be signed by and between PDET Offshore S/A, as merged company, and Petrobras, as surviving company; (c.ii) ratification of the contracting of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. to carry out the valuation at book value of PDET Offshore S/A's net worth; (c.iii) the approval of the Valuation Report; and (c.iv) the proposal to merger PDET Offshore S/A with Petrobras, with the consequent extinction of the former. ----------------------------------------------- Rio de Janeiro, October 31, 2018. [Signature] João Gonçalves Gabriel Secretary General of Petrobras SEGEPE - Petrobras Secretary General Office Av. Henrique Valadares n ° 28 - Torre A - 19º andar Tel. (21) 3224-2244 CEP 20231-030 - Rio de Janeiro RJ Brazil Page 1 of 1 [Logo] PETROBRAS Publicly Held Corporation CNPJ / MF - 33.000.167 / 0001- 01 NIRE - 33300032061 CERTIFICATE I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, at a meeting held on October 24, 2018 (Meeting no. 1566), on the subject MERGER OF PDET OFFSHORE S.A. PETROLEO BRASILEIRO S.A. - PETROBRAS, in accordance with the Executive Summary: a) ratified the hiring of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., to proceed with the valuation, at book value, of PDET Offshore S/A, and submit to the Petrobras Shareholders' Meeting the proposal for approval and ratification of the hiring of said specialized company; b) approved the proposal to merger PDET Offshore S/A with Petróleo Brasileiro S.A under the terms of the draft Protocol and Justification of Merger (Exhibit III of the Executive Summary), and forwarded the matter to the deliberation of the General Meeting, considering the valuation report and the accounting records as of 7/31/2018 of PDET Offshore S/A; and c) approved the convening of Petrobras General Shareholders' Meeting, pursuant to Law 6,404/76, article 225, to resolve on (ci) the proposal to approve the Protocol and Justification of Merger to be signed by and between PDET Offshore S/A, as merged company, and Petrobras, as surviving company; (c.ii) ratification of the contracting of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. to carry out the valuation at book value of PDET Offshore S/A's net worth; (c.iii) the approval of the Valuation Report; and (c.iv) the proposal to merger PDET Offshore S/A with Petrobras, with the consequent extinction of the former. ----------------------------------------------- Rio de Janeiro, October 31, 2018. [Signature] João Gonçalves Gabriel Secretary General of Petrobras SEGEPE - Petrobras Secretary General Office Av. Henrique Valadares n ° 28 - Torre A - 19º andar Tel. (21) 3224-2244 CEP 20231-030 - Rio de Janeiro RJ Brazil Page 1 of 1

ANNEX VII Excerpt from Financial Commitee Meeting about incorporation of PDET ANNEX VII Excerpt from Financial Commitee Meeting about incorporation of PDET

[Logo] PETROBRAS Excerpt from the minute of the 87th COFIN Meeting, held on October 18, 2018, on the agenda 6. Matter for B.D. - DFINRI / FINANÇAS - Merger of PDET Offshore S.A. Petrobras Board of Directors Assistant responsible for the excerpt: PATRÍCIA TOLEDANO V. M. DA CUNHA BD assistant SEGEPE/SCA Reg.:9748618 [SIGNATURE] Assistant[Logo] PETROBRAS Excerpt from the minute of the 87th COFIN Meeting, held on October 18, 2018, on the agenda 6. Matter for B.D. - DFINRI / FINANÇAS - Merger of PDET Offshore S.A. Petrobras Board of Directors Assistant responsible for the excerpt: PATRÍCIA TOLEDANO V. M. DA CUNHA BD assistant SEGEPE/SCA Reg.:9748618 [SIGNATURE] Assistant

NP-3


SEGEPE
PETROBRAS

6. Matter for B.D. - DFINRI/FINANCE- Merger of PDET Offshore S.A.

The General Manager of Loans and Financing Management of the Finance unit, Larry Carris Cardoso submitted a proposal to: (i) ratify the contracting of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda., to carry out the valuation, at book value, of PDET Offshore S/A's net worth (ii) approve the proposed to merge PDET Offshore S/A with Petróleo Brasileiro S.A., and forward the matter to the resolution of the General Assembly; (iii) submit to the Board of Auditors the documentation required to issue the opinion on the merger operation; and (iv) convene the Petrobras General Shareholders' Meeting.

In view of the above, the members of COFIN recommended to the Board of Directors the approval of the matter with the following recommendations: (ii) that the LEGAL Dep. to clarify whether there is any unlawfulness in the proposal to ratify the contracting of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda.; (ii) that GOVERNANCE assesses whether the proposal meets good governance practices; and (iii) make explicit in the Board supporting documentation all the advantages of the merger against the extinction of that company.


SEGEPE
PETROBRAS

COFIN Reporting to the RCA of 10/24/2018 Page 3 of 5

ANNEX VIII Balance Sheet on 07/31/2018 ( PDET Offshore SA) ANNEX VIII Balance Sheet on 07/31/2018 ( PDET Offshore SA)

PDET Offshore S.A.

*(Subsidiary of Petróleo Brasileiro S.A. - Petrobras)*Balance Sheet - Amounts in Reais

July, 31. 2018

Assets	BRGAAP	IFRS	Liabilities	BRGAAP	IFRS
Current			**Current**		
Cash and cash equivalents	1,491.89	1,491.89	Loans and Financing	1,331,965,006.36	1,331,965,006.36
Accounts receivable, net	1,068,187,715.47	1,068,187,715.47	Providers	7,523,188.75	7,523,188.74
Income tax, social contribution and other taxes to recover	97,489,706.21	97,489,706.21	Income tax, social contribution and other taxes payable	53,018,923.40	53,018,923.40
	1,165,678,913.57	1,165,678,913.57	Other Liabilities	9,006,569.58	467,332.28
				1,401,513,688.09	1,392,974,450.78
Non-current			**Non-current**		
Income tax, social contribution and other taxes to recover	115,785,823.50	115,785,823.50	Income tax, social contribution and other taxes payable	303,866,662.79	303,866,662.79
	115,785,823.50	115,785,823.50		303,866,662.79	303,866,662.79
			Shareholders' equity (Short-term liabilities)		
Deferred			Share capital	84,371.00	84,371.00
Pre-operating expenses	23,610,551.00		Profit reserves	16,874.20	16,874.20
	23,610,551.00	-	Accumulated losses	(176,123,691.72)	(170,633,601.03)
			Loss for the period	(224,282,616.29)	(244,844,020.67)
				(400,305,062.81)	(415,376,376.50)
Total non-current assets	139,396,374.50	115,785,823.50	Total Net Assets (excess of liabilities over assets)	(400,305,062.81)	(415,376,376.50)
TOTAL ASSETS	1,305,075,288.07	1,281,464,737.07	**TOTAL-LIABILITIES**	1,305,075,288.07	1,281,464,737.07

Marcio de Castro Barboza
Accountant
CRC-RJ-095491 / O-4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer